UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 28, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2020 Report of UBS Group AG and an additional risk factor disclosure, which appears immediately following this page.

First Quarter 2020 Report

Our financial results

First quarter 2020 report

Corporate calendar UBS Group AG

Annual General Meeting 2020:                                           Wednesday, 29 April

1.	UBS Group
4	UBS’s response to COVID-19
6	Recent developments
9	Group performance

2.	UBS business divisions and Group Functions
18	Global Wealth Management
21	Personal & Corporate Banking
23	Asset Management
25	Investment Bank
27	Group Functions

3.	Risk, treasury and capital management
31	Risk management and control
38	Balance sheet, liquidity and funding management
43	Capital management

4.	Consolidated financial statements
59	UBS Group AG interim consolidated financial statements (unaudited)
103	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
106	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

108	Alternative performance measures
110	Abbreviations frequently used in our financial reports
112	Information sources
113	Cautionary statement

2020 Publication of the second quarter 2020 report:            Tuesday, 21 July 2020
Publication of the third quarter 2020 report:                        Tuesday, 20 October 2020

Extraordinary General Meeting 2020:                                   Thursday, 19 November 2020
Publication of the fourth quarter 2020 report:                      Monday, 25 January 2021

Corporate calendar UBS AG*

Publication of the first quarter 2020 report:                          Monday, 4 May 2020

*Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

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Investor Relations

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www.ubs.com/investors

Zurich +41-44-234 4100
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Office of the Group Company Secretary

The Group Company Secretary receives
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+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary office,
is responsible for the registration of UBS Group AG registered shares.

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sh-shareholder-services@ubs.com

+41-44-235 6652

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For global registered share-related
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

First quarter 2020 report

Our key figures

	As of or for the quarter ended
USD million, except where indicated	31.3.20	31.12.19	31.3.19
Group results
Operating income	7,934	7,052	7,218
Operating expenses	5,926	6,124	5,672
Operating profit / (loss) before tax	2,008	928	1,546
Net profit / (loss) attributable to shareholders	1,595	722	1,141
Diluted earnings per share (USD)[1]	0.43	0.19	0.30
Profitability and growth[2]
Return on equity (%)	11.3	5.2	8.6
Return on tangible equity (%)	12.8	5.9	9.8
Return on common equity tier 1 capital (%)	17.7	8.2	13.3
Return on risk-weighted assets, gross (%)	12.0	10.8	10.9
Return on leverage ratio denominator, gross (%)[3]	3.5	3.1	3.2
Cost / income ratio (%)	72.3	86.8	78.4
Effective tax rate (%)	20.4	21.6	26.3
Net profit growth (%)	39.8	129.4	(27.1)
Resources[2]
Total assets	1,098,099	972,183	956,579
Equity attributable to shareholders	57,949	54,533	53,667
Common equity tier 1 capital[4]	36,691	35,582	34,658
Risk-weighted assets[4]	286,256	259,208	267,556
Common equity tier 1 capital ratio (%)[4]	12.8	13.7	13.0
Going concern capital ratio (%)[4]	18.1	20.0	18.5
Total loss-absorbing capacity ratio (%)[4]	32.7	34.6	32.7
Leverage ratio denominator[4]	955,932	911,325	910,993
Leverage ratio denominator (with temporary FINMA exemption)[5]	877,463
Common equity tier 1 leverage ratio (%)[4]	3.84	3.90	3.80
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[5]	4.18
Going concern leverage ratio (%)[4]	5.4	5.7	5.4
Going concern leverage ratio (%) (with temporary FINMA exemption)[5]	5.9
Total loss-absorbing capacity leverage ratio (%)[4]	9.8	9.8	9.6
Liquidity coverage ratio (%)[6]	139	134	153
Other
Invested assets (USD billion)[7]	3,236	3,607	3,318
Personnel (full-time equivalents)	69,437	68,601	67,481
Market capitalization[8]	33,649	45,661	45,009
Total book value per share (USD)[8]	16.17	15.08	14.45
Total book value per share (CHF)[8]	15.58	14.60	14.39
Tangible book value per share (USD)[8]	14.38	13.29	12.67
Tangible book value per share (CHF)[8]	13.86	12.87	12.62

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Performance targets and measurement” section of our Annual Report 2019 for more information about our performance targets.    3 The leverage ratio denominator as of 31 March 2020, used for the return calculation, does not reflect the effect of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    4 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    5 Refer to the “Recent developments” section and the “Capital management” section of this report for further details about the temporary FINMA exemption.    6 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    7 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    8 Refer to “UBS shares” in the “Capital management” section of this report for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a fuller picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

UBS’s response to COVID-19

UBS’s response to COVID-19

COVID-19 has introduced an unprecedented situation for UBS and its employees. Our key priorities are safeguarding the wellbeing of our employees and their families, serving our clients and ensuring operational continuity.

In response to the global spread of the COVID-19 pandemic governments have taken measures to severely constrain movement, prohibiting public gatherings, requiring working from home where possible, and closing down or limiting non-essential retail and business activity. These measures have had and are expected to continue to have a significantly adverse effect on global economic activity. The global economy is expected to show a meaningful contraction as a result, with the timing and strength of recovery uncertain and dependent on containment of the COVID-19 pandemic and the lifting of measures to contain it. In March 2020, markets experienced substantial decreases in asset values, very high levels of volatility and, in some cases, limited liquidity.

Governmental measures to support the economy

To mitigate the economic effect of the COVID-19 pandemic, governments and central banks are offering significant fiscal and monetary support to enable firms and employees to remain solvent, and financial services firms are being provided with exceptional access to liquidity. In addition, a number of regulatory and supervisory measures have been temporarily introduced that seek to provide banks with increased flexibility in deploying capital and liquidity resources to support economies. The extent to which these efforts will reduce the adverse effects of the COVID-19 pandemic on the global economy is uncertain.

→   Refer to the “Recent developments” section of this report for more information about regulatory and legal developments related to COVID-19

Our support for our clients and the economies in which we operate

We have responded to these unprecedented conditions from a position of strength, and are able to support our clients with advice, credit and liquidity at a time they need those the most.

We are actively engaged in lending activities to support our clients and the real economy across our businesses. As the pandemic intensified and market liquidity became limited, we experienced higher draws on committed credit facilities by corporate clients in the Investment Bank and in Personal & Corporate Banking. We are actively involved in the execution of government-backed programs to assist businesses.

In Switzerland, as of 24 April 2020, we have processed more than 21,000 applications under the Swiss program for loans to small and medium-sized corporate clients and have committed more than CHF 2.5 billion of loans under this program. We have further committed to forgo any profits on these loans. Should any profits result, we will donate those to support projects that aid communities in Switzerland.

In the US we are supporting the lending programs created under the CARES Act for small businesses. Working with a partner, we expect to make available up to USD 2 billion to fund loans under the Paycheck Protection Program. Any profit generated will be donated to provide relief through emergency grants and funding to small business owners.

In Global Wealth Management, we have provided our clients with advice needed to manage their assets in uncertain times. Our previous investments in technology led to strong operational stability and facilitated connectivity across our business and resulted in new ways of digital interaction with clients.

In Personal & Corporate Banking, we are in close contact with our corporate clients and have provided around CHF 2 billion of additional loans on top of the Swiss government-backed lending program mentioned above during the first quarter of 2020.

In Asset Management, we have supported our clients with investment solutions and global insights to help them navigate the significant market volatility and uncertain economic outlook.

The Investment Bank, especially our new Global Markets organizational structure, has proved to be resilient throughout even the most intense trading days and maintained the integrity of processes and information flows. We kept a strong focus on dynamic risk management, which enabled the business and our clients to successfully navigate the volatile market conditions.

Our support for communities

We recognize the strain and hardship the current situation is causing across our communities. Being in a position to help in various areas, in order to support those who are directly involved in battling the spread of the virus, we will donate USD 30 million to various COVID-19-related aid projects that support communities across regions in which we operate. Additionally, members of the Group Executive Board have decided to donate 50% of their salaries over the next six months to COVID-19 relief efforts.

Our support for employees

Our employees’ response across the firm to the current pandemic has been remarkable; they have demonstrated resilience, dedication and client focus. As our employees are not isolated from the hardships caused by the pandemic, we are providing them with additional support. Over 95% of our employees are able to effectively work remotely, and we have enhanced procedures to safeguard those whose presence in our facilities is critical. We are also providing extra flexibility for parents to care for their children and for employees to address other evolving needs.

Operational resilience

To reduce the risk of contagion in our workforce, and to support our employees and external staff, we have moved a substantial part of our workforce to work-from-home solutions. Around ninety thousand internal and external staff are able to access our systems remotely, including a substantial portion of our client-facing and trading staff. With the bulk of our workforce now working outside of our offices, we face new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. We have taken measures that we believe are appropriate to manage these risks, although such measures have never been tested on the scale or duration that we are currently experiencing.

While implementing these measures, we experienced record transaction volumes in March along with extreme spikes in volatility and limited liquidity in some markets. As a result of our prior investments in infrastructure and execution of our established business continuity management frameworks, we have managed the transition to remote working and the spikes in volumes without material disruption in our service to clients. We have experienced some operational risk incidents, none of which resulted in a material loss.

→   Refer to “Operational risk” in the “Risk management and control” section of this report for more information about operational risk

Effects of the COVID-19 pandemic on our financial and capital position

We have experienced an increase in credit impairments and expected credit losses under IFRS 9 as a result of the adverse economic developments, the sharp decline in market valuations and the increase in volatility in the first quarter. Our higher expected credit losses primarily resulted from certain lending exposures to industries and sectors that were adversely affected by COVID-19 and other market decreases. In addition, increases in credit impairments were recognized across all business divisions, in particular from counterparties that were already credit-impaired at year-end and from some new defaults during the quarter.

We expect elevated credit loss expenses to persist for at least as long as the COVID-19 containment measures continue. However, given the credit quality of our portfolio, we remain confident in our ability to maintain our overall strength and stability as well as continue to support our clients.

The increases in credit impairments and expected credit losses were offset as our businesses benefited from increased transaction volumes by clients in the first quarter of 2020, but it is uncertain whether volatility and transaction volumes will remain at elevated levels in the future.

Our risk-weighted assets (RWA) increased substantially in the first quarter, driven by increases in credit risk and market risk RWA. We expect the increased level of RWA to persist at least into the next quarter anticipating additional drawdowns of credit facilities and increased market volatility impacting VaR.

Recent developments

Recent developments

Change of dividend proposal

Following a request from the Swiss Financial Market Supervisory Authority (FINMA), on 9 April 2020 the Board of Directors revised the 2019 dividend proposal for approval by shareholders at the Annual General Meeting on 29 April 2020. Shareholders will be asked to approve a dividend of USD 0.365 per share to be paid on 7 May 2020 alongside the creation of a special dividend reserve of USD 0.365 per share, the payment of which will be subject to approval by shareholders at an extraordinary general meeting on 19 November 2020.

UBS has also suspended its share repurchase program, after having bought back CHF 350 million of shares during the first three months of 2020.

Regulatory and legal developments related to COVID-19

The Swiss Federal Council has established a loan guarantee scheme of up to CHF 40 billion, increased from the initially announced amount of up to CHF 20 billion, to support small and medium-sized Swiss companies suffering from substantial reductions in revenue due to the current COVID-19 pandemic. Affected companies can apply through their banks for emergency loans amounting to a maximum of 10% of their annual turnover, with a ceiling of CHF 20 million. Loans up to CHF 0.5 million are 100% guaranteed by the Swiss government and carry a 0% interest rate. Loans of between CHF 0.5 million and CHF 20 million are 85% government-guaranteed; for these loans the portion that is guaranteed by the government carries a 0.5% interest rate and banks are free to determine the interest rate for the remaining portion.

To support the lending capacity of banks, the Swiss Federal Council has deactivated the countercyclical buffer on residential real estate loans at the request of the Swiss National Bank (the SNB) and several other countries similarly reduced their countercyclical buffers. This led to a reduction of 29 basis points of UBS’s common equity tier 1 (CET1) capital requirement, with no impact on UBS’s capital ratios.

Banks that have model-based market risk RWA calculations, such as UBS, are experiencing an increased number of backtesting exceptions driven by the higher volatility in the markets. These exceptions could ultimately result in higher bank-specific minimum capital requirements. FINMA has introduced a temporary exemption freezing the number of backtesting exceptions from 1 February 2020 until 1 July 2020. As of 31 March 2020, we did not benefit from this measure, as the number of backtesting exceptions we experienced would not have led to an increase in market risk RWA.

In addition, FINMA has permitted banks to temporarily exclude central bank sight deposits from the leverage ratio denominator (LRD) for the purpose of calculating going concern ratios. This exemption applies until 1 July 2020 and may be extended. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution.

As of 31 March 2020, these exclusions resulted in a temporary reduction of our LRD for going concern requirement purposes of USD 78 billion. Given our existing buffers to capital requirements and the temporary nature of this measure, this had no impact on our capacity to provide funding to our clients or the Swiss economy.

Regulators in key jurisdictions outside of Switzerland have taken measures intended to encourage banks to take an accommodative stance when dealing with customers facing financial stress, and also to support liquidity in markets. These measures include a temporary relaxation of capital buffer and Pillar 2 capital requirements, temporary modifications to the LRD and the establishment of special lending or financing facilities.

Furthermore, the Basel Committee on Banking Supervision (the BCBS) has delayed the implementation deadline of Basel III rules by one year, to 1 January 2023. The accompanying transitional arrangement for the output floor has also been extended by one year, to 1 January 2028. Separately, the BCBS and the International Organization of Securities Commissions (IOSCO) have extended  the final two implementation phases of the framework for margin requirements for non-centrally cleared derivatives by one year, to 1 September 2022. These measures have no impact on UBS’s capital position.

In the US, the Federal Reserve Board (the Federal Reserve), the Federal Deposit Insurance Corporation (the FDIC) and the Office of the Comptroller of the Currency (the OCC) have encouraged, in a joint statement, banking organizations to use capital and liquidity buffers in a prudent manner to support the economy. Furthermore, the Federal Reserve has made a temporary change to permit the exclusion of US Treasury securities and deposits at Federal Reserve Banks from the calculation of the supplementary leverage ratio for bank holding companies (BHCs) and intermediate holding companies (IHCs), including UBS Americas Holding LLC; this temporary change will be in effect until 31 March 2021.

The EU and the European Central Bank (the ECB) have also communicated a series of regulatory measures to stabilize the economy in Europe. None of those measures are expected to have a significant impact on UBS Group.

IFRS 9 and COVID-19: Accounting for expected credit losses

In March 2020, the International Accounting Standards Board (the IASB) emphasized that entities should apply appropriate judgment when determining the effects of COVID-19 on expected credit losses under IFRS 9, given the significant uncertainty that exists, in particular when assessing future macroeconomic conditions and whether a significant increase in credit risk has occurred.

FINMA, the ECB and other banking regulators have also issued statements emphasizing the need for judgment.

Notwithstanding the measures taken by regulators and clarifying statements, deteriorating economic forecasts have caused and are likely to continue to cause an increase in expected credit losses and hence greater volatility in the income statement.

Other regulatory and legal developments

Brexit

Following its withdrawal from the EU on 31 January 2020, the UK has entered a transition period that is scheduled to end on 31 December 2020. The negotiations on the future EU–UK relationship have commenced and both sides have committed to completing all necessary equivalence assessments under existing EU financial services legislation by June 2020. However, the pace of the negotiations has been affected by the COVID-19 pandemic. An extension of the transition period is possible under the terms of the Withdrawal Agreement until 31 December 2021 or 31 December 2022 if the UK requests an extension before 30 June 2020.

Proposed abolition of Swiss stamp duty and reform of the Withholding Tax Act

In January 2020, the Economic Affairs and Taxation Committee of the Swiss National Council launched a consultation on a step-by-step abolition of Swiss stamp duties. The proposed bill is expected to strengthen the Swiss capital markets and have a positive effect on national and international investors. Also, in April 2020, the Swiss Federal Council commenced a consultation process regarding amendments to the Withholding Tax Act, proposing to exempt domestic legal entities and foreign investors from withholding tax on interest-bearing investments.

Annual review of Comprehensive Capital Analysis and Review documentation

UBS Americas Holding LLC, our US intermediate holding company, submitted its capital plan and stress forecasts in April 2020, as required under the Federal Reserve’s annual Comprehensive Capital Analysis and Review (CCAR) exercise. We expect the Federal Reserve to publish the results of their review of the capital plan and qualitative assessment of our CCAR processes in the second half of June 2020.

Other developments

Presentation of reported results only

As previously announced, beginning with the first quarter of 2020, we no longer report adjusted results in our financial reports, as the effects of legacy cost programs have been phased out and all of our financial targets are now based on reported results. We will continue to disclose restructuring and litigation expenses for each business division, as well as other material profit or loss items that management believes are neither representative of underlying business performance nor expected to routinely recur, in the ²Group performance²  sections of our financial reports.

→   Refer to the “Group performance” section of this report for more information about restructuring and litigation expenses in the first quarter of 2020

→   Refer to the “Performance, targets and measurement” section of our Annual Report 2019 and the “Recent developments” section of our fourth quarter 2019 report for more information about the changes

Streamlining of business division expense reporting and renaming of Corporate Center to Group Functions

Beginning with the first quarter of 2020, we have streamlined our business division expense reporting to better reflect how the Group is managed. We will no longer provide individual operating expense lines but will disclose costs at a total operating expense level for our business divisions. We continue to provide more detailed information with regard to operating expenses at the Group level, and explain the drivers of changes in divisional operating expenses in our divisional management discussion and analysis.

Recent developments

The streamlining of the business division expense reporting is also applied to “Note 2 Segment Reporting” in the UBS Group AG and the UBS AG consolidated financial statements.

Corporate Center has been renamed Group Functions and includes Group Treasury, our Non-core and Legacy Portfolio, and Group services and other. These changes had no effect on business division or Group operating income, operating expenses and profit before tax.

→   Refer to the “UBS business divisions and Group Functions” section of this report for more information

→   Refer to the “Group performance” section of our Annual Report 2019 for more information

Transfer of the aircraft leasing business

On 1 January 2020, the Corporate Aircraft Finance business was transferred from Personal & Corporate Banking to Global Wealth Management to better align with the clients primarily served by this business. Corporate Aircraft Finance serves mainly ultra high net worth clients and the transfer reflects a strategic alignment of clients and services. Approximately USD 1.6 billion in loans were shifted from Personal & Corporate Banking to Global Wealth Management. Net interest income of approximately USD 40 million annually is expected to be reported in Global Wealth Management instead of Personal & Corporate Banking as a result of the transfer.

Structural changes in the Investment Bank

As announced in September 2019, structural changes made in our Investment Bank came into effect on 1 January 2020. Corporate Client Solutions and Investor Client Services were renamed Global Banking and Global Markets, respectively. Global Banking has two product verticals – Capital Markets and Advisory – consistent with its global coverage model, and including corporate lending and associated hedging activities. Global Markets combines Equities and Foreign Exchange, Rates and Credit (FRC), into three product verticals: Execution & Platform, Derivatives & Solutions, and Financing.

The presentation of historical financial information in our business division management discussion and analysis reflects these changes. Historical total revenues for the Investment Bank were not affected by these changes.

→   Refer to the “UBS business divisions and Group Functions” section of this report for more information

→   Refer to the “Our strategy, business model and environment” section of our Annual Report 2019 for more information about the Investment Bank’s business and the structural changes

Global Wealth Management organizational changes

As announced in January 2020, we have implemented organizational changes in our Global Wealth Management division. Effective 1 January 2020, we created three distinct business units within EMEA: Europe; Central and Eastern Europe, Greece and Israel; and Middle East and Africa. We are also making our Global Family Office capabilities available to more clients.

Beginning with the first quarter of 2020, we are providing additional information in our business division management discussion and analysis, including extended regional information about operating income and expenses, as well as information about loan and mandate development. We have aligned our ultra high net worth client relationships with the regions and therefore do not separately report performance measures on our ultra high net worth client relationships any more.

→   Refer to “Global Wealth Management” in the “UBS business divisions and Group Functions” section of this report for more information

Adoption of hedge accounting of IFRS 9, Financial instruments

Effective 1 January 2020, we have adopted the hedge accounting requirements of IFRS 9, Financial instruments,  for all our existing hedge accounting programs except for fair value hedges of portfolio interest rate risk related to loans, which, as permitted under IFRS 9, continue to be accounted for under IAS 39, Financial Instruments: Recognition and Measurement. The adoption of these requirements as of 1 January 2020 had no effect on our financial statements.

Under the new guidance, and to reduce income statement volatility, we have designated cross-currency swaps and foreign currency debt in fair value hedge relationships, applying the cost of hedging approach to the foreign currency basis spread.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information about the adoption of hedge accounting requirements of IFRS 9

→   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

Group performance

Income statement
	For the quarter ended			% change from
USD million	31.3.20	31.12.19	31.3.19	4Q19	1Q19
Net interest income	1,330	1,262	1,123	5	18
Other net income from financial instruments measured at fair value through profit or loss	1,807	1,381	1,935	31	(7)
Credit loss (expense) / recovery	(268)	(8)	(20)
Fee and commission income	5,477	4,856	4,541	13	21
Fee and commission expense	(456)	(458)	(409)	0	12
Net fee and commission income	5,021	4,398	4,132	14	22
Other income	43	19	49	131	(11)
Total operating income	7,934	7,052	7,218	13	10
Personnel expenses	4,321	3,902	4,043	11	7
General and administrative expenses	1,133	1,618	1,187	(30)	(5)
Depreciation and impairment of property, equipment and software	456	480	427	(5)	7
Amortization and impairment of goodwill and intangible assets	16	125	16	(88)	(1)
Total operating expenses	5,926	6,124	5,672	(3)	4
Operating profit / (loss) before tax	2,008	928	1,546	116	30
Tax expense / (benefit)	410	200	407	105	1
Net profit / (loss)	1,598	727	1,139	120	40
Net profit / (loss) attributable to non-controlling interests	3	6	(2)	(50)
Net profit / (loss) attributable to shareholders	1,595	722	1,141	121	40

Comprehensive income
Total comprehensive income	4,195	(1,567)	1,039		304
Total comprehensive income attributable to non-controlling interests	(2)	10	2
Total comprehensive income attributable to shareholders	4,197	(1,577)	1,037		305

Group performance

Performance of our business divisions and Group Functions
	For the quarter ended 31.3.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Operating income	4,547	904	514	2,449	(480)	7,934

Operating expenses	3,329	570	357	1,741	(71)	5,926
of which: net restructuring expenses[1]	61	1	5	19	0	86
of which: net expenses for litigation, regulatory and similar matters[2]	7	0	0	(1)	(1)	6

Operating profit / (loss) before tax	1,218	334	157	709	(410)	2,008

	For the quarter ended 31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Operating income	4,150	881	551	1,681	(211)	7,052
of which: net gains / (losses) from properties held for sale					(29)	(29)

Operating expenses	3,384	571	371	1,703	95	6,124
of which: net restructuring expenses[1]	21	3	7	110	4	146
of which: impairment of goodwill				110		110
of which: net expenses for litigation, regulatory and similar matters[2]	47	0	0	55	3	104

Operating profit / (loss) before tax	766	310	180	(22)	(306)	928

	For the quarter ended 31.3.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Operating income	4,003	957	446	1,765	47	7,218

Operating expenses	3,140	570	343	1,558	62	5,672
of which: net restructuring expenses[1]	10	4	6	13	(2)	31
of which: net expenses for litigation, regulatory and similar matters[2]	0	0	0	(1)	(8)	(8)

Operating profit / (loss) before tax	863	387	103	207	(15)	1,546

1 Reflects expenses for new restructuring initiatives. Prior-year comparative figures also include restructuring expenses related to legacy cost programs.    2 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to ”Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties of USD 1 million, USD 1 million and USD 7 million for the quarters ended 31 March 2020, 31 December 2019 and 31 March 2019, respectively.

Results: 1Q20 vs 1Q19

Profit before tax increased by USD 462 million, or 30%, to USD 2,008 million, reflecting an increase in operating income, partly offset by an increase in operating expenses. Operating income increased by USD 716 million, or 10%, to USD 7,934 million, mainly reflecting USD 889 million and USD 207 million higher net fee and commission income and net interest income, respectively, partly offset by a USD 248 million increase in credit loss expense and a USD 128 million decrease in other net income from financial instruments measured at fair value through profit or loss. Operating expenses increased by USD 254 million, or 4%, to USD 5,926 million, largely reflecting higher personnel expenses.

Operating income: 1Q20 vs 1Q19

Total operating income increased by USD 716 million, or 10%, to USD 7,934 million.

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from
USD million	31.3.20	31.12.19	31.3.19	4Q19	1Q19
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,069	988	785	8	36
Net interest income from financial instruments measured at fair value through profit or loss	261	273	339	(4)	(23)
Other net income from financial instruments measured at fair value through profit or loss	1,807	1,381	1,935	31	(7)
Total	3,137	2,642	3,058	19	3
Global Wealth Management	1,331	1,227	1,261	8	6
of which: net interest income	1,031	993	1,009	4	2
of which: transaction-based income from foreign exchange and other intermediary activity[1]	300	234	252	28	19
Personal & Corporate Banking	609	614	609	(1)	0
of which: net interest income	511	501	493	2	4
of which: transaction-based income from foreign exchange and other intermediary activity[1]	97	113	116	(14)	(16)
Asset Management	(3)	(11)	1	(71)
Investment Bank[2]	1,610	949	1,094	70	47
Global Banking[3]	112	145	90	(23)	24
Global Markets[3]	1,498	804	1,004	86	49
Group Functions	(409)	(137)	94	198

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss.    2 Investment Bank information is provided at the business line level rather than by financial statement reporting line in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.    3 Effective as of 1 January 2020, the Investment Bank was realigned into two new business lines, Global Banking and Global Markets. The presentation of prior-year information reflects the new structure, with no effect on the overall results of the Investment Bank.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 79 million to USD 3,137 million. This was mainly driven by the Investment Bank and Global Wealth Management, partly offset by a decrease in Group Functions.

Global Wealth Management

Net interest income increased by USD 22 million to USD 1,031 million, mainly reflecting growth in lending revenues, partly offset by lower deposit revenues, despite higher deposit volumes, as a result of lower US dollar interest rates.

Transaction-based income from foreign exchange and other intermediary activity increased by USD 48 million to USD 300 million, driven by higher levels of client activity.

Personal & Corporate Banking

Net interest income increased by USD 18 million to USD 511 million, mainly due to foreign currency translation effects. On a Swiss franc basis, net interest income was stable. The increase in net interest income was offset by a USD 19 million decrease in transaction-based income from foreign exchange and other intermediary activity.

Investment Bank

Net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 516 million to USD 1,610 million, predominantly driven by Global Markets. Income increased in the Derivatives & Solutions and Execution & Platform businesses, largely reflecting significantly higher levels of client activity resulting from increased market volatility.

Group Functions

Net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 503 million to negative USD 409 million. This was partly driven by a USD 348 million decrease in Group Treasury, reflecting a net USD 167 million loss in relation to accounting asymmetries including hedge accounting ineffectiveness, compared with net positive income of USD 140 million in the prior-year period. Lower net income of USD 210 million in Non-core and Legacy Portfolio was mainly due to valuation losses on auction rate securities, compared with gains recognized in the first quarter of 2019.

→   Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Group performance

Net fee and commission income

Net fee and commission income was USD 5,021 million, compared with USD 4,132 million.

Net brokerage fees increased by USD 410 million to USD 1,158 million, reflecting higher levels of client activity in Global Wealth Management and the Investment Bank, following increased market volatility.

Investment fund fees and fees for portfolio management and related services increased by USD 373 million to USD 3,354 million, predominantly in Global Wealth Management and Asset Management, primarily reflecting higher average invested assets.

M&A and corporate finance fees increased by USD 101 million to USD 218 million, primarily reflecting higher revenues from mergers and acquisitions in our Global Banking business in the Investment Bank, as a number of large transactions were closed in the first quarter of 2020, compared with a decline in the global fee pool of 15%.

→   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income decreased by USD 6 million to USD 43 million.

→   Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

Credit loss (expense) / recovery
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS
For the quarter ended 31 March 2020
Stages 1 and 2	(12)	(16)	0	(62)	0	(89)
Stage 3	(41)	(62)	0	(60)	(16)	(179)
Total credit loss (expense) / recovery	(53)	(77)	0	(122)	(16)	(268)

For the quarter ended 31 December 2019
Stages 1 and 2	(7)	8	0	(2)	0	(1)
Stage 3	(3)	0	0	(4)	0	(7)
Total credit loss (expense) / recovery	(10)	8	0	(6)	0	(8)

For the quarter ended 31 March 2019
Stages 1 and 2	3	4	0	(13)	1	(5)
Stage 3	(2)	(2)	0	(9)	(1)	(15)
Total credit loss (expense) / recovery	1	2	0	(22)	0	(20)

Credit loss expense / recovery

Total net credit loss expenses were USD 268 million during the first quarter of 2020, compared with USD 20 million, reflecting net expenses of USD 89 million related to stages 1 and 2 positions and net expenses of USD 179 million related to credit-impaired (stage 3) positions.

Stages 1 and 2 net credit loss expenses of USD 89 million include: (i) USD 63 million of expenses that result from certain lending positions to industries and sectors that were adversely affected by COVID-19 and other market effects, in particular from energy-related exposures (USD 26 million) and securities financing transactions with a number of real estate investment trusts (USD 15 million); and (ii) USD 26 million of expenses from systemic changes in scenarios and scenario weights.

Stage 3 net credit loss expenses totaled USD 179 million. Stage 3 expenses in Personal & Corporate Banking (USD 62 million) predominantly stem from a deterioration in the recoveries expected from loans to corporate counterparties that were already credit-impaired at year-end 2019. Stage 3 expenses in the Investment Bank (USD 60 million) include a number of credit-impaired positions from energy-related exposures (USD 44 million) and securities financing transactions with a number of real estate investment trusts (USD 16 million). Stage 3 expenses in Global Wealth Management (USD 41 million) primarily relate to a small number of collateralized lending positions. Stage 3 expenses in Group Functions (USD 16 million) arose from an energy-related exposure in the Non-core and Legacy Portfolio.

→   Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / recovery

Operating expenses
	For the quarter ended			% change from
USD million	31.3.20	31.12.19	31.3.19	4Q19	1Q19
Personnel expenses	4,321	3,902	4,043	11	7
of which: salaries and variable compensation	2,561	2,225	2,420	15	6
of which: financial advisor compensation[1]	1,094	1,049	960	4	14
of which: other personnel expenses[2]	666	628	662	6	1
General and administrative expenses	1,133	1,618	1,187	(30)	(5)
of which: net expenses for litigation, regulatory and similar matters	6	104	(8)	(94)
of which: other general and administrative expenses	1,127	1,513	1,195	(26)	(6)
Depreciation and impairment of property, equipment and software	456	480	427	(5)	7
Amortization and impairment of goodwill and intangible assets	16	125	16	(88)	(1)
Total operating expenses	5,926	6,124	5,672	(3)	4

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans, and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Operating expenses: 1Q20 vs 1Q19

Total operating expenses increased by USD 254 million, or 4%, to USD 5,926 million. This included USD 86 million of net restructuring expenses, compared with USD 31 million in the prior-year quarter.

Personnel expenses

Personnel expenses increased by USD 278 million to USD 4,321 million, primarily reflecting higher salaries and variable compensation, partly due to an increase in net restructuring expenses as well as insourcing of certain activities from third-party vendors to our Business Solutions Centers, and increased staffing to address regulatory requirements. In addition, financial advisor compensation in Global Wealth Management increased, driven by higher compensable revenues in the Americas.

→   Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by USD 54 million to USD 1,133 million. This was mainly driven by lower outsourcing costs, travel and entertainment expenses, and professional fees, partly offset by higher administration expenses.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2019 for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation and impairment of property, equipment and software increased by USD 29 million to USD 456 million, mainly driven by higher expenses for capitalized internally generated software and leased properties.

Tax: 1Q20 vs 1Q19

We recognized income tax expenses of USD 410 million for the first quarter of 2020, representing an effective tax rate of 20.4%, compared with USD 407 million for the first quarter of 2019.

Current tax expenses were USD 222 million, compared with USD 170 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 188 million, compared with USD 237 million. These primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences, including the amortization of US tax loss DTAs at the level of UBS Americas Inc.

We expect a tax rate of around 25% for the remaining nine months of 2020, excluding any potential effects from the reassessment of deferred tax assets in connection with our business planning process.

→   Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information

Group performance

Total comprehensive income attributable to shareholders: 1Q20 vs 1Q19

Total comprehensive income attributable to shareholders was USD 4,197 million, compared with USD 1,037 million. Net profit attributable to shareholders was USD 1,595 million, compared with USD 1,141 million, and other comprehensive income (OCI) attributable to shareholders, net of tax, was positive USD 2,602 million, compared with negative USD 104 million.

In the first quarter of 2020, OCI related to cash flow hedges was positive USD 1,505 million, mainly reflecting an increase in unrealized gains on US dollar hedging derivatives resulting from significant decreases in the relevant US dollar long-term interest rates. In the first quarter of 2019, OCI related to cash flow hedges was positive USD 459 million.

OCI related to own credit on financial liabilities designated at fair value was positive USD 934 million, compared with negative USD 318 million, primarily due to a significant widening of our own credit spreads in the first quarter of 2020 driven by economic effects of the COVID-19 pandemic.

Defined benefit plan OCI was positive USD 153 million, compared with negative USD 179 million. The positive OCI in the first quarter of 2020 was mainly due to net tax benefits of USD 143 million, primarily following the recognition of deferred tax assets in respect of UK tax losses carried forward that relate to previous contributions to the UK defined benefit plans.

Pre-tax OCI for defined benefit plans was a gain of USD 10 million, as an OCI gain of USD 247 million related to UK defined benefit plans was largely offset by an OCI loss of USD 242 million related to our Swiss pension plan. The OCI gain related to UK defined benefit plans was primarily driven by a decrease in the defined benefit obligation as the applicable discount rate, which is determined by reference to the rates of return on high-quality corporate bonds, increased.

The net pre-tax OCI loss of USD 242 million related to the Swiss pension plan was driven by an extraordinary employer contribution of USD 235 million that increased the gross plan assets, but led to an OCI loss as no net pension asset could be recognized on the balance sheet as of 31 March 2020 due to the asset ceiling. As announced in 2018, UBS agreed to mitigate the effects from changes to the Swiss pension plan implemented in 2019 by contributing up to USD 746 million in three installments in 2020, 2021 and 2022. The extraordinary contribution of USD 235 million in the first quarter of 2020 reflects the first installment paid.

OCI associated with financial assets measured at fair value through OCI was positive USD 147 million, compared with positive USD 62 million, and primarily reflected net unrealized gains of USD 208 million following decreases in the relevant US dollar long-term interest rates in the first quarter of 2020, partly offset by a net tax expense of USD 51 million.

Foreign currency translation OCI was negative USD 145 million in the first quarter of 2020, mainly resulting from the weakening of the euro (–2%), the Australian dollar (–12%) and the pound sterling (–6%) against the US dollar. OCI related to foreign currency translation in the same quarter of last year was negative USD 128 million.

→   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 11 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit on financial liabilities designated at fair value

→   Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2019 for more information about other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 31 March 2020, we estimate that a parallel shift in yield curves by plus 100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.2 billion in Global Wealth Management and Personal & Corporate Banking. A parallel shift in yield curves by minus 100 basis points could lead to a combined reduction in annual net interest income of approximately USD 0.6 billion.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 31 March 2020 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

→   Refer  to the “Risk management and control” section of this report for information about interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 1Q20 vs 1Q19

The cost / income ratio was 72.3%, compared with 78.4%, driven mainly by an increase in income. The cost / income ratio is measured based on income before credit loss expenses.

Common equity tier 1 capital: 1Q20 vs 4Q19

During the first quarter of 2020, our common equity tier 1 (CET1) capital increased by USD 1.1 billion to USD 36.7 billion, mainly as a result of operating profit before tax and compensation-related and own shares-related capital components, partly offset by share repurchases under our share repurchase program, accruals for capital returns to shareholders, a special contribution to the Swiss pension plan, current tax expense and foreign currency translation effects.

Return on CET1 capital: 1Q20 vs 1Q19

The annualized return on CET1 capital (RoCET1) was 17.7%, compared with 13.3%, driven by an increase in net profit attributable to shareholders.

Risk-weighted assets: 1Q20 vs 4Q19

Risk-weighted assets (RWA) increased by USD 27.0 billion to USD 286.3 billion. This increase was mainly driven by increases from asset size and other movements of USD 27.4 billion, reflecting higher credit-risk RWA and higher market risk RWA. In addition, there were increases from methodology and policy changes of USD 2.9 billion and from regulatory add-ons of USD 0.5 billion. These effects were partly offset by currency effects of USD 1.9 billion and a decrease due to model updates of USD 1.8 billion.

Common equity tier 1 capital ratio: 1Q20 vs 4Q19

Our CET1 capital ratio decreased from 13.7% to 12.8%, reflecting the aforementioned USD 27.0 billion increase in RWA, partly offset by a USD 1.1 billion increase in CET1 capital.

Leverage ratio denominator (excluding temporary exemption from FINMA): 1Q20 vs 4Q19

The leverage ratio denominator (LRD) increased by USD 45 billion to USD 956 billion. This increase was driven by an increase in asset size and other movements of USD 53 billion, mainly reflecting increased derivative exposures, higher cash and balances with central banks, and securities financing transactions. This increase was partly offset by currency effects of USD 8 billion.

Common equity tier 1 leverage ratio (excluding temporary exemption from FINMA): 1Q20 vs 4Q19

Our CET1 leverage ratio decreased from 3.90% to 3.84% in the first quarter of 2020, as the aforementioned USD 45 billion increase in the LRD was partly offset by the aforementioned USD 1.1 billion increase in CET1 capital.

Going concern leverage ratio (excluding temporary exemption from FINMA): 1Q20 vs 4Q19

Our going concern leverage ratio decreased from 5.7% to 5.4%, driven by the aforementioned USD 45 billion increase in the LRD.

Personnel: 1Q20 vs 4Q19

We employed 69,437 personnel (full-time equivalents) as of 31 March 2020, a net increase of 836 compared with 31 December 2019, mainly driven by the ongoing insourcing of certain activities from third-party vendors to our Business Solutions Centers, as well as staffing to address regulatory requirements.

Return on equity and CET1 capital
	As of or for the quarter ended
USD million, except where indicated	31.3.20	31.12.19	31.3.19

Net profit
Net profit / (loss) attributable to shareholders	1,595	722	1,141

Equity
Equity attributable to shareholders	57,949	54,533	53,667
Less: goodwill and intangible assets	6,407	6,469	6,621
Tangible equity attributable to shareholders	51,542	48,064	47,046
Less: other CET1 deductions	14,851	12,482	12,388
Common equity tier 1 capital	36,691	35,582	34,658

Returns
Return on equity (%)	11.3	5.2	8.6
Return on tangible equity (%)	12.8	5.9	9.8
Return on common equity tier 1 capital (%)	17.7	8.2	13.3

Group performance

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Group Functions” section of this report.

Net new money[1]
	For the quarter ended
USD billion	31.3.20	31.12.19	31.3.19
Global Wealth Management	11.6	(4.7)	22.3
Asset Management	32.7	(0.4)	0.1
of which: excluding money market flows	22.8	4.6	(2.3)
of which: money market flows	9.9	(5.0)	2.3
1 Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
USD billion	31.3.20	31.12.19	31.3.19	31.12.19	31.3.19
Global Wealth Management	2,339	2,635	2,432	(11)	(4)
Asset Management	832	903	824	(8)	1
of which: excluding money market funds	720	801	726	(10)	(1)
of which: money market funds	111	102	98	9	13

Outlook

The COVID-19 pandemic and the measures taken to contain it have dramatically changed the global economic outlook for the foreseeable future. Global GDP is expected to contract in the near term.

The disruption to many businesses and rising unemployment as a result of the pandemic are expected to lead to elevated levels of credit loss expenses for the industry. The majority of our credit exposures are either with our Global Wealth Management clients or within Switzerland, and are of high quality. We are confident that Switzerland’s proven ability to deploy effective crisis management measures will help it withstand this shock to the economy.

Looking ahead, the range of possible outcomes remains very wide, and it is too early to make reliable predictions about the timing and shape of any potential economic recovery. Lower asset prices will reduce our recurring fee income, lower interest rates will present a headwind to net interest income, and client activity levels will likely decrease, affecting transaction-based income. The continued disciplined execution of our strategic plans will help to mitigate this.

We are focused on supporting our employees, clients and the economies in which we operate while executing on our strategic plans, and maintaining our disciplined approach to managing risks across the firm.

UBS business
divisions
and Group Functions

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.20	31.12.19	31.3.19	4Q19	1Q19

Results
Net interest income	1,031	993	1,009	4	2
Recurring net fee income[2]	2,434	2,354	2,218	3	10
Transaction-based income[3]	1,113	789	765	41	46
Other income	21	23	11	(9)	89
Income	4,600	4,160	4,003	11	15
Credit loss (expense) / recovery	(53)	(10)	1	444
Total operating income	4,547	4,150	4,003	10	14
Total operating expenses	3,329	3,384	3,140	(2)	6
Business division operating profit / (loss) before tax	1,218	766	863	59	41

Performance measures and other information
Recurring income[4]	3,465	3,348	3,227	4	7
Recurring income as a percentage of income (%)	75.3	80.5	80.6
Financial advisor variable compensation[5,6]	964	913	816	6	18
Compensation commitments with recruited financial advisors[5,7]	130	137	144	(5)	(10)
Pre-tax profit growth (%)	41.1	134.3	(21.7)
Cost / income ratio (%)	72.4	81.4	78.4
Average attributed equity (USD billion)[8]	16.5	16.6	16.4	(1)	1
Return on attributed equity (%)[8]	29.6	18.5	21.1
Risk-weighted assets (USD billion)[8]	78.8	78.1	76.9	1	2
Leverage ratio denominator (USD billion)[8,9]	310.6	312.7	325.9	(1)	(5)
Goodwill and intangible assets (USD billion)	5.1	5.1	5.1	(1)	(1)
Net new money (USD billion)	11.6	(4.7)	22.3
Invested assets (USD billion)	2,339	2,635	2,432	(11)	(4)
Net margin on invested assets (bps)[10]	20	12	15	64	33
Gross margin on invested assets (bps)	74	65	68	14	8
Client assets (USD billion)	2,591	2,909	2,709	(11)	(4)
Loans, gross (USD billion)[11]	184.6	179.3	174.3	3	6
Customer deposits (USD billion)[11,12]	310.9	296.1	283.2	5	10
Recruitment loans to financial advisors[5]	1,997	2,053	2,264	(3)	(12)
Other loans to financial advisors[5]	703	824	894	(15)	(21)
Advisors (full-time equivalents)	9,983	10,077	10,573	(1)	(6)

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Recurring income consists of net interest income and recurring net fee income.    5 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    6 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    7 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    8 Refer to the “Capital management” section of this report for more information.    9 The leverage ratio denominator as of 31 March 2020 does not reflect the effect of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    10 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    11 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.    12 Comparatives have been restated to reflect a reclassification of balances from Group Functions, with no impact on customer deposits reported for the Group. This has resulted in an increase in customer deposits reported for Global Wealth Management of USD 8.4 billion as of 31 March 2019.

Results: 1Q20 vs 1Q19

Profit before tax increased by USD 355 million, or 41%, to USD 1,218 million, reflecting higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 544 million, or 14%, to USD 4,547 million, mainly driven by higher transaction-based and recurring net fee income, partly offset by higher credit loss expenses.

Net interest income increased by USD 22 million, or 2%, to USD 1,031 million, mainly reflecting growth in lending revenues, partly offset by lower deposit revenues, despite higher deposit volumes, as a result of lower US dollar interest rates.

Recurring net fee income increased by USD 216 million, or 10%, to USD 2,434 million, primarily reflecting higher invested assets at the beginning of the year.

Transaction-based income increased by USD 348 million, or 46%, to USD 1,113 million, driven by higher levels of client activity in all regions throughout the first quarter of 2020, with improved volumes in structured products, equities and foreign currencies.

Net credit loss expenses were USD 53 million, mainly representing stage 3 net credit loss expenses of USD 41 million from a small number of collateralized lending positions and to a minor extent other exposures. Stage 1 and 2 credit loss expenses were USD 12 million, compared with recoveries of USD 3 million.

Operating expenses

Total operating expenses increased by USD 189 million, or 6%, to USD 3,329 million. This increase was mainly driven by higher financial advisor variable compensation, reflecting higher compensable revenues in the Americas, and higher restructuring expenses.

Invested assets: 1Q20 vs 4Q19

Invested assets decreased by USD 296 billion, or 11%, to USD 2,339 billion, driven by negative market performance of USD 296 billion and negative currency effects of USD 12 billion, partly offset by net new money inflows of USD 12 billion.

Net new money includes outflows of USD 16 billion related to our deposit program, of which USD 10 billion was in Swiss franc and euro customer deposits and USD 6 billion in other invested assets.

Mandate penetration decreased to 33.8% from 34.3%, reflecting market effects that had a proportionally greater impact on mandate volume than on overall invested assets.

Loans: 1Q20 vs 4Q19

Loans increased by USD 5.3 billion, or 3%, to USD 184.6 billion, primarily driven by net new loans of USD 3.9 billion, mainly supported by our Global Family Office function. Net new loans were predominantly driven by an increase in Lombard lending. The transfer of the aircraft leasing business from Personal & Corporate Banking increased loans by USD 1.6 billion.

Loan penetration increased to 7.9% from 6.8%, driven by the aforementioned increase in loans and reduction in invested assets.

→   Refer to the “Recent developments” section of this report for more information about the transfer of the aircraft leasing business

→   Refer to the “Risk management and control” section of this report for more information

Global Wealth Management

Regional breakdown of performance measures
As of or for the quarter ended 31.3.20 USD billion, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total operating income (USD million)	2,392	440	916	795	4,547
Total operating expenses (USD million)	2,012	256	657	397	3,329
Operating profit / (loss) before tax (USD million)	380	184	259	398	1,218
Cost / income ratio (%)	83.1	57.4	70.4	49.8	72.4
Loans, gross	62.3[4]	37.1	38.7	44.1	184.6
Net new loans	(0.2)	1.0	2.0	1.1	3.9
Loan penetration (%)[5]	5.1	18.1	7.8	10.8	7.9
Mandate volume	472	77	185	57	790
Mandate penetration (%)[5]	38.4	37.3	37.2	14.0	33.8
Invested assets	1,229	205	496	406	2,339
Net new money	3.3	1.8	5.3	1.5	11.6
Advisors (full-time equivalents)	6,496	727	1,635	1,013	9,983

1 Including business units: United States and Canada; Latin America.    2 Including business units: Europe; Central and Eastern Europe, Greece and Israel; Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with USD 3 million of total operating income, USD 7 million of total operating expenses, USD 3 million of operating loss before tax, USD 2.4 billion of loans, USD 0.0 billion of net new loan outflows, USD 0.3 billion of mandate volume, USD 3 billion of invested assets, USD 0.2 billion of net new money outflows, and 113 advisors in the first quarter of 2020.    4 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.    5 Penetration as % of invested assets.

Regional comments 1Q20 vs 1Q19, except where indicated

Americas

Profit before tax increased by USD 52 million to USD 380 million, reflecting higher operating income that was partly offset by higher operating expenses, mainly due to higher compensable revenues for financial advisors. Operating income increased by USD 222 million to USD 2,392 million, mainly driven by an increase in recurring fees. Loan volume decreased slightly compared with the fourth quarter of 2019, to USD 62 billion, due to deleveraging at the end of the first quarter of 2020. Mandate penetration was 38.4%.

As a result of collaborative efforts between the business divisions on separately managed accounts, Global Wealth Management helped to generate nearly USD 9 billion of net new money flows into Asset Management strategies in the Americas.

Switzerland

Profit before tax increased by USD 48 million to USD 184 million, reflecting higher operating income partly offset by higher operating expenses. Operating income increased by USD 54 million to USD 440 million, mainly driven by higher transaction-based income. Loans increased 3% compared with the fourth quarter of 2019, to USD 37 billion, reflecting USD 1 billion of net new loans. Mandate penetration was 37.3%.

EMEA

Profit before tax increased by USD 26 million to USD 259 million, reflecting higher operating income partly offset by higher operating expenses. Operating income increased by USD 43 million to USD 916 million, mainly driven by transaction-based income increases across the three business units (Europe; Central and Eastern Europe, Greece and Israel; Middle East and Africa). Loan volumes increased 4% compared with the fourth quarter of 2019, to USD 39 billion, reflecting USD 2 billion of net new loans. Mandate penetration was 37.2%.

Asia Pacific

Profit before tax increased by USD 215 million to USD 398 million, reflecting higher operating income and lower operating expenses. Operating income increased by USD 213 million to USD 795 million, mainly driven by higher transaction-based income. Loan volumes increased 2% compared with the fourth quarter of 2019, to USD 44 billion, reflecting USD 1 billion of net new loans, despite deleveraging at the end of the quarter. Mandate penetration was 14.0%.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.20	31.12.19	31.3.19	4Q19	1Q19

Results
Net interest income	493	494	491	0	0
Recurring net fee income[2]	170	164	155	4	10
Transaction-based income[3]	264	189	282	40	(6)
Other income	19	14	23	34	(18)
Income	946	861	952	10	(1)
Credit loss (expense) / recovery	(74)	7	2
Total operating income	871	868	954	0	(9)
Total operating expenses	549	562	568	(2)	(3)
Business division operating profit / (loss) before tax	322	306	385	5	(16)

Performance measures and other information
Average attributed equity (CHF billion)[4]	8.4	8.4	8.3	0	1
Return on attributed equity (%)[4]	15.3	14.5	18.5
Pre-tax profit growth (%)	(16.4)	(52.4)	0.3
Cost / income ratio (%)	58.0	65.3	59.7
Net interest margin (bps)	149	149	150
Risk-weighted assets (CHF billion)[4]	65.0	65.0	64.0	0	2
Leverage ratio denominator (CHF billion)[4,5]	218.3	217.1	210.7	1	4
Business volume for personal banking (CHF billion)	168	168	159	0	5
Net new business volume for personal banking (CHF billion)	3.2	1.1	3.2
Net new business volume growth for personal banking (%)[6]	7.6	2.8	8.2
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0	(1)	(1)
Client assets (CHF billion)[7]	640	685	674	(7)	(5)
Loans, gross (CHF billion)	132.8	132.2	131.5	0	1
Customer deposits (CHF billion)	153.0	150.5	143.5	2	7
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	91.6	92.6	91.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[8]	1.0	1.1	1.2

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominator as of 31 March 2020 does not reflect the effect of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    8 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Personal & Corporate Banking

Results: 1Q20 vs 1Q19

Profit before tax decreased by CHF 63 million, or 16%, to CHF 322 million, mainly driven by higher credit loss expenses, partly offset by lower operating expenses.

Operating income

Total operating income decreased by CHF 83 million, or 9%, to CHF 871 million, predominantly reflecting higher net credit loss expenses.

Net interest income was stable at CHF 493 million.

Recurring net fee income increased by CHF 15 million to CHF 170 million, driven by higher custody fees, mainly resulting from the shift of CHF 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking in the fourth quarter of 2019.

Transaction-based income decreased by CHF 18 million to CHF 264 million, mainly reflecting lower fees in the Corporate Clients area.

Other income decreased by CHF 4 million to CHF 19 million, mainly reflecting lower revenues from our equity participations.

Net credit loss expenses were CHF 74 million for the first quarter of 2020. Stage 1 and 2 credit loss expenses were CHF 15 million, mainly resulting from systemic changes in scenarios and scenario weights. Stage 3 credit loss expenses were CHF 60 million, which predominantly stem from a deterioration in the recoveries expected from loans to corporate counterparties that were already credit-impaired at 31 December 2019.

Operating expenses

Total operating expenses decreased by CHF 19 million, or 3%, to CHF 549 million, mainly reflecting lower variable compensation.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.20	31.12.19	31.3.19	4Q19	1Q19

Results
Net interest income	511	501	493	2	4
Recurring net fee income[2]	177	167	156	6	13
Transaction-based income[3]	274	191	283	44	(3)
Other income	19	14	23	37	(16)
Income	981	873	955	12	3
Credit loss (expense) / recovery	(77)	8	2
Total operating income	904	881	957	3	(6)
Total operating expenses	570	571	570	0	0
Business division operating profit / (loss) before tax	334	310	387	8	(14)

Performance measures and other information
Average attributed equity (USD billion)[4]	8.7	8.5	8.3	2	5
Return on attributed equity (%)[4]	15.3	14.5	18.5
Pre-tax profit growth (%)	(13.5)	(51.8)	(5.2)
Cost / income ratio (%)	58.0	65.4	59.7
Net interest margin (bps)	149	149	149
Risk-weighted assets (USD billion)[4]	67.4	67.1	64.3	0	5
Leverage ratio denominator (USD billion)[4,5]	226.5	224.2	211.6	1	7
Business volume for personal banking (USD billion)	174	174	160	0	9
Net new business volume for personal banking (USD billion)	3.3	1.1	3.2
Net new business volume growth for personal banking (%)[6]	7.7	2.7	8.0
Goodwill and intangible assets (USD billion)	0.0	0.0	0.0	(1)	2
Client assets (USD billion)[7]	665	708	677	(6)	(2)
Loans, gross (USD billion)	137.9	136.6	132.0	1	4
Customer deposits (USD billion)	158.8	155.5	144.1	2	10
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	91.6	92.6	91.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[8]	1.0	1.1	1.2

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominator as of 31 March 2020 does not reflect the effect of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    8 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.20	31.12.19	31.3.19	4Q19	1Q19

Results
Net management fees[2]	477	455	419	5	14
Performance fees	36	96	27	(62)	34
Total operating income	514	551	446	(7)	15
Total operating expenses	357	371	343	(4)	4
Business division operating profit / (loss) before tax	157	180	103	(13)	52

Performance measures and other information
Average attributed equity (USD billion)[3]	1.8	1.8	1.8	2	2
Return on attributed equity (%)[3]	34.4	40.3	23.0
Pre-tax profit growth (%)	51.7	69.7	(1.8)
Cost / income ratio (%)	69.5	67.4	76.8
Risk-weighted assets (USD billion)[3]	6.0	4.6	4.8	30	24
Leverage ratio denominator (USD billion)[3,4]	4.9	5.0	5.1	(1)	(3)
Goodwill and intangible assets (USD billion)	1.3	1.4	1.3	(2)	(2)
Net margin on invested assets (bps)[5]	7	8	5	(11)	40
Gross margin on invested assets (bps)	24	25	22	(5)	7

Information by business line / asset class
Net new money (USD billion)
Equities	9.5	8.3	6.0
Fixed Income	18.6	(9.4)	(5.5)
of which: money market	9.9	(5.0)	2.3
Multi-asset & Solutions	5.5	1.0	(1.0)
Hedge Fund Businesses	(2.2)	(0.5)	(0.1)
Real Estate & Private Markets	1.3	0.2	0.7
Total net new money	32.7	(0.4)	0.1
of which: net new money excluding money markets	22.8	4.6	(2.3)

Invested assets (USD billion)
Equities	301	367	310	(18)	(3)
Fixed Income	265	253	250	5	6
of which: money market	111	102	98	9	13
Multi-asset & Solutions	140	155	138	(10)	1
Hedge Fund Businesses	39	42	43	(8)	(10)
Real Estate & Private Markets	87	86	82	1	6
Total invested assets	832	903	824	(8)	1
of which: passive strategies	324	374	327	(14)	(1)

Information by region
Invested assets (USD billion)
Americas	215	206	196	4	9
Asia Pacific	138	155	149	(11)	(7)
Europe, Middle East and Africa (excluding Switzerland)	196	236	209	(17)	(6)
Switzerland	283	306	270	(8)	5
Total invested assets	832	903	824	(8)	1

Information by channel
Invested assets (USD billion)
Third-party institutional	497	552	509	(10)	(2)
Third-party wholesale	86	98	84	(12)	2
UBS’s wealth management businesses	249	253	230	(2)	8
Total invested assets	832	903	824	(8)	1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominator as of 31 March 2020 does not reflect the effect of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    5 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.

Asset Management

Results: 1Q20 vs 1Q19

Profit before tax increased by USD 54 million, or 52%, to USD 157 million, reflecting strong operating leverage, with higher operating income only partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 68 million, or 15%, to USD 514 million.

Net management fees increased by USD 58 million, or 14%, to USD 477 million, reflecting higher average invested assets.

Performance fees increased by USD 9 million to USD 36 million, driven by an increase in Equities, partly offset by lower performance fees in Hedge Fund Businesses.

Operating expenses

Total operating expenses increased by USD 14 million, or 4%, to USD 357 million, mainly driven by an increase in personnel expenses, reflecting higher revenues.

Invested assets: 1Q20  vs 4Q19

Invested assets decreased by USD 71 billion to USD 832 billion, reflecting negative market performance of USD 94 billion and unfavorable currency effects of USD 11 billion, partly offset by net new money inflows of USD 33 billion.

Net new money inflows were USD 32.7 billion. Excluding money market flows, net new money inflows were USD 22.8 billion.

Strong net new money generation included a USD 9 billion positive impact from our collaborative effort with the Global Wealth Management business division on the separately managed accounts initiative in the Americas.

Investment Bank

Investment Bank[1,2]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.20	31.12.19	31.3.19	4Q19	1Q19

Results
Advisory	199	144	109	38	83
Capital Markets	334	357	261	(6)	28
Global Banking	534	502	370	6	44
Execution & Platform	590	343	378	72	56
Derivatives & Solutions	984	472	682	108	44
Financing	464	370	358	25	30
Global Markets	2,037	1,185	1,418	72	44
of which: Equities	1,148	835	970	38	18
of which: Foreign Exchange, Rates and Credit	889	350	448	154	99
Income	2,571	1,687	1,788	52	44
Credit loss (expense) / recovery	(122)	(6)	(22)		441
Total operating income	2,449	1,681	1,765	46	39
Total operating expenses	1,741	1,703	1,558	2	12
Business division operating profit / (loss) before tax	709	(22)	207		242

Performance measures and other information
Pre-tax profit growth (%)	241.6		(64.0)
Average attributed equity (USD billion)[3]	12.4	12.3	12.3	1	1
Return on attributed equity (%)[3]	22.8	(0.7)	6.8
Cost / income ratio (%)	67.7	101.0	87.1
Risk-weighted assets (USD billion)[3]	102.8	81.1	92.6	27	11
Return on risk-weighted assets, gross (%)	11.2	7.9	7.7
Leverage ratio denominator (USD billion)[3,4]	297.4	293.2	288.4	1	3
Return on leverage ratio denominator, gross (%)[5]	3.5	2.3	2.5
Goodwill and intangible assets (USD billion)	0.0	0.0	0.1	(23)	(97)
Average VaR (1-day, 95% confidence, 5 years of historical data)	13	7	10	80	33
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[6,7]	1.2	0.7	1.3

1 Comparative figures in this table have been restated to reflect the new structure of the Investment Bank split into Global Banking and Global Markets. Global Banking has two product verticals: Capital Markets and Advisory. Global Markets combines Equities and Foreign Exchange, Rates and Credit (FRC), with three product verticals: Execution & Platform, Derivatives & Solutions, and Financing.    2 Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominator as of 31 March 2020 does not reflect the effect of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    5 Refer to the footnote 4 to this table about the leverage ratio denominator as of 31 March 2020, which is used for the return calculation.    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired loan exposures.    7 Impaired loan portfolio as a percentage of total loan portfolio, gross, as of 31 March 2019 has been restated, resulting in a decrease of 0.2%.

Investment Bank

Results: 1Q20 vs  1Q19

Profit before tax increased by USD 502 million, or 242%, to USD 709 million, driven by higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 684 million, or 39%, to USD 2,449 million, reflecting higher revenues across both Global Markets and Global Banking, partly offset by higher credit loss expenses. The COVID-19 pandemic led to sharp market declines and elevated levels of market volatility, prompting higher levels of client activity in Global Markets.

Global Banking

Global Banking revenues increased by USD 164 million, or 44%, to USD 534 million, reflecting higher revenues in Advisory and Capital Markets.

Advisory revenues increased by USD 90 million, or 83%, to USD 199 million, mainly reflecting higher revenues from mergers and acquisitions as a number of large transactions closed in the quarter, compared with a decline in the global fee pool of 15%.

Capital Markets revenues increased by USD 73 million, or 28%, to USD 334 million. This was primarily driven by gains of USD 191 million in a portfolio of instruments designed to hedge credit exposure in the Investment Bank’s lending and leveraged loan portfolios, and by an increase of USD 45 million, or 73%, in Equity Capital Markets revenues, compared with an increase in the global fee pool of 14%. These effects were partly offset by mark-to-market losses of USD 183 million on the leveraged capital markets, corporate lending and real estate finance portfolios, as credit spreads widened in the wake of the COVID-19 pandemic.

Global Markets

Global Markets revenues increased by USD 619 million, or 44%, to USD 2,037 million, due to significantly higher volumes and volatility, particularly in Foreign Exchange, Rates and Cash Equities revenues, reflecting the impact of the COVID-19 pandemic on client activity levels.

Execution & Platform revenues increased by USD 212 million, or 56%, to USD 590 million, mainly driven by higher client activity levels in cash equities and fixed income products that are traded over electronic platforms.

Derivatives & Solutions revenues increased by USD 302 million, or 44%, to USD 984 million, driven by higher client activity levels across Foreign Exchange and Rates.

Financing revenues increased by USD 106 million, or 30%, to USD 464 million, due to higher revenues in Equity Financing, which benefited from market volatility, and higher Clearing revenues.

Of which: Equities

Equities revenues increased by USD 178 million, or 18%, to USD 1,148 million, mainly driven by increases in Cash and Financing Services revenues.

Of which: Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit increased by USD 441 million, or 99%, to USD 889 million, mainly reflecting higher revenues in Foreign Exchange and Rates within Derivatives & Solutions and Execution & Platform.

Credit loss expenses

Net credit loss expenses were USD 122 million, compared with net expenses of USD 22 million. Stage 1 and 2 net credit loss expenses were USD 62 million, mainly due to losses of USD 26 million on energy-related exposures, losses of USD 15 million on securities financing transactions with a number of real estate investment trusts, and losses of USD 14 million resulting from systemic changes in scenarios and scenario weights to reflect the impact of COVID-19. Stage 3 net credit loss expenses were USD 60 million, driven by losses of USD 44 million on energy-related exposures, and losses of USD 16 million on securities financing transactions with a number of real estate investment trusts.

Operating expenses

Total operating expenses increased by USD 183 million, or 12%, to USD 1,741 million, mainly driven by an increase in personnel expenses of USD 161 million, reflecting the strong revenues in both Global Markets and Global Banking.

Risk-weighted assets and leverage ratio denominator: 1Q20  vs 4Q19

Risk-weighted assets

Total risk-weighted assets (RWA) increased by USD 22 billion, or 27%, to USD 103 billion. Credit risk RWA increased by USD 14 billion due to increases in drawn and undrawn lending exposures, as well as in derivative exposures. Market risk RWA increased by USD 7 billion, reflecting higher average regulatory and stressed value-at-risk (VaR) levels, mainly due to higher market volatility.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD) increased by USD 4 billion, or 1%, to USD 297 billion, mainly reflecting increased secured financing transaction and derivative exposures, due to higher market volatility and additional margin requirements, partly offset by lower trading portfolio valuations.

→    Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.20	31.12.19	31.3.19	4Q19	1Q19

Results
Total operating income	(480)	(211)	47	127
Total operating expenses	(71)	95	62
Operating profit / (loss) before tax	(410)	(306)	(15)	34
of which: Group Treasury	(131)	(100)	102	30
of which: Non-core and Legacy Portfolio	(219)	(68)	4	221
of which: Group services and other	(60)	(137)	(120)	(56)	(50)

Additional information
Risk-weighted assets (USD billion)[2]	31.3	28.3	29.0	11	8
Leverage ratio denominator (USD billion)[2,3]	116.4	76.2	79.9	53	46

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to the “Capital management” section of this report for more information.    3 The leverage ratio denominator as of 31 March 2020 does not reflect the effect of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.

Results: 1Q20 vs 1Q19

Group Functions recorded a loss before tax of USD 410 million, compared with a loss of USD 15 million in the prior-year period.

Group Treasury

The Group Treasury result was negative USD 131 million, compared with positive USD 102 million.

Group Treasury included income from accounting asymmetries including hedge accounting ineffectiveness of net negative USD 167 million, compared with net positive income of USD 140 million in the prior-year period.

Revenues related to centralized Group Treasury risk management services were negative USD 77 million, compared with negative USD 19 million.

Operating expenses decreased by USD 119 million, mainly driven by a reduction in variable compensation recorded in relation to funding valuation losses booked within accounting asymmetries that are largely attributable to widening funding spreads on derivatives.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was negative USD 219 million, compared with positive USD 4 million. This result was mainly due to valuation losses of USD 143 million on a remaining exposure of USD 1.4 billion to auction rate securities (ARS), compared with valuation gains recognized in the prior-year quarter. Our remaining exposure to ARS were rated AA or above as of 31 March 2020. In addition, the first quarter of 2020 also included a credit loss expense of USD 16 million on a single remaining energy-related exposure.

Group services and other

The Group services and other result was negative USD 60 million, compared with negative USD 120 million. This mainly resulted from lower funding costs related to deferred tax assets.

Risk, treasury and capital management

Management report

Table of contents

31	Risk management and control
31	Credit risk
34	Market risk
36	Country risk
36	Operational risk

38	Balance sheet, liquidity and funding management
38	Strategy, objectives and governance
38	Assets and liquidity management
39	Liabilities and funding management

43	Capital management
44	Swiss SRB requirements and information
46	Total loss-absorbing capacity
50	Risk-weighted assets
52	Leverage ratio denominator
54	Equity attribution and return on attributed equity
55	UBS shares

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2019.

The outbreak of COVID-19 and the associated market turbulences have caused widespread economic disruption. The related effects on credit risk, market risk, country risk and operational risk in the first quarter of 2020 are reflected in the following sections.

→   Refer to the “UBS response to COVID-19” section and the “Recent developments” section of this report for more information about the COVID-19 pandemic

Credit risk

Credit loss expenses

Total net credit loss expenses in the first quarter of 2020 were USD 268 million, compared with the very low levels seen in previous quarters, reflecting net expenses of USD 89 million related to stage 1 and stage 2 positions and net expenses of USD 179 million related to credit-impaired (stage 3) positions.

Stage 1 and 2 net credit loss expenses of USD 89 million include: (i) USD 63 million of expenses that result from certain lending positions to industries and sectors that were adversely affected by COVID-19 and other market effects, in particular from energy-related exposures (USD 26 million) and securities financing transactions with a number of real estate investment trusts (USD 15 million); and (ii) USD 26 million of expenses from systemic changes in scenarios and scenario weights.

Stage 3 net credit loss expenses of USD 179 million were recognized across Personal & Corporate Banking (USD 62 million), the Investment Bank (USD 60 million), Global Wealth Management (USD 41 million) and Group Functions (USD 16 million). Stage 3 expenses in Personal & Corporate Banking predominantly stem from a deterioration in the recoveries expected from loans to corporate counterparties that were already credit-impaired at year-end 2019. Stage 3 expenses in the Investment Bank include a number of credit-impaired positions from energy-related exposures (USD 44 million) and securities financing transactions with a number of real estate investment trusts (USD 16 million). Stage 3 expenses in Global Wealth Management primarily relate to a small number of collateralized lending positions. Stage 3 expenses in Group Functions (USD 16 million) arose from an energy-related exposure in the Non-core and Legacy Portfolio.

→   Refer to “Credit loss expense / recovery” in the “Group performance” section of this report for more information about credit loss expense / recovery

→   Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / recovery

→   Refer to “Note 1 Summary of significant accounting policies” and “Note 23b Expected credit loss measurement” in the “Consolidated financial statements” section of the Annual Report 2019 for more information about the scenario updates

Credit loss (expense) / recovery
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS
For the quarter ended 31 March 2020
Stages 1 and 2	(12)	(16)	0	(62)	0	(89)
Stage 3	(41)	(62)	0	(60)	(16)	(179)
Total credit loss (expense) / recovery	(53)	(77)	0	(122)	(16)	(268)

Committed credit facilities

Borrowings under committed credit facilities increased as corporate clients sought to increase liquidity. The largest increases in utilization have been from borrowers in the consumer cyclical, health care, and real estate and construction sectors. We manage our credit risk on the aggregate of drawn and committed undrawn credit facilities and model full drawing of committed facilities in our stress testing framework. Therefore, increased drawing of these facilities is captured in our overall risk appetite.

Risk management and control

Loan underwriting

Within the Investment Bank, loan underwriting saw an increased level of activity during the first two months of the quarter, before market activity deteriorated in March. As of 31 March 2020, loan underwriting commitments totaled USD 10.8 billion on a notional basis (of which USD 3.4 billion was investment grade). The majority of the loan underwriting commitments were mandated and planned for de-risking through syndication prior to transaction closing. As of 31 March 2020, USD 0.9 billion of the USD 10.8 billion exposure was not distributed as originally planned, reflecting recent market conditions.

Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter. The current portfolio includes a few large transactions supporting core clients in Switzerland, Western Europe and Asia, with these companies having good credit fundamentals. Distribution of the risk continues, despite the volatile market conditions. As of 24 April 2020, we have syndicated USD 3.5 billion of our commitments (of which USD 3 billion was sub-investment grade), reducing our outstanding loan underwriting commitments to USD 7.3 billion.

Exposures to the oil and gas sector

During the first quarter of 2020, oil prices declined significantly following failed OPEC talks, anticipation of increased supply, and concerns regarding the decline in global demand. We have significantly reduced our exposure to the oil and gas sector in recent years. As of 31 March 2020, total net lending exposure directly related to the production and supply of oil and gas, totaled USD 1.5 billion, all of which is in the Investment Bank and Non-core and Legacy Portfolio. More than 60% of our net exposure of USD 1.5 billion was with investment grade-rated counterparties and less than USD 0.2 billion with counterparties rated with an equivalent of single B– or lower. In addition, we closely monitor our exposures related to our commodity trade finance activities within Personal & Corporate Banking.

Overall banking products exposures

Overall banking products exposure increased by USD 49 billion to USD 564 billion as of 31 March 2020. USD 32 billion of this increase related to balances at central banks and USD 11 billion to loans and advances to customers.

The credit-impaired gross exposure increased by USD 1,094 million to USD 4,207 million as of 31 March 2020 and related to stage 3 net credit loss expenses of USD 179 million in the first quarter of 2020. The increase stems mainly from securities financing transactions with a number of real estate investment trusts in the Investment Bank.

Within the Investment Bank, loans and advances to customers increased by USD 4.7 billion, mainly reflecting the increased drawings of committed credit lines. The USD 5.2 billion increase of loans and advances to customers in Global Wealth Management was predominantly driven by business growth and by the transfer of the USD 1.6 billion aircraft leasing business from Personal & Corporate Banking (net neutral for the Group).

Exposure related to traded products increased by USD 11.8 billion over the quarter, mainly driven by increased market volatility.

Lombard and securities-based lending

The number of margin calls in Global Wealth Management for Lombard and securities-based loans increased significantly in March 2020 with the market turmoil, and returned to normal levels again in April 2020. In general, these margin calls were resolved by applying standard procedures, but the extraordinary magnitude of market moves on some days resulted in a few cases where collateralized positions needed to be closed out or remained in margin call, resulting in USD 41 million of credit loss expenses. The average LTV for the portfolio was approximately 50% as of 31 March 2020.

Swiss mortgage portfolio

Of our total Swiss real estate portfolio of USD 151 billion, USD 137 billion related to our Swiss residential real estate portfolio, which remained stable. It is split into USD 113 billion for single-family homes (average LTV of 55%) and USD 24 billion in residential income-producing real estate (average LTV of 53%). However, the level of risk in our Swiss commercial retail and office real estate portfolio of USD 6 billion (average LTV of 47%) is likely to increase if the measures to contain COVID-19 remain in place for a prolonged period.

→   Refer to the “Risk management and control” section of our Annual Report 2019 for more information about our Swiss mortgage portfolio

Exposure to the Swiss economy and Swiss corporates

Within Personal & Corporate Banking, risks related to our exposures to certain industry sectors has increased. Our exposure to the tourism sector (including hotels, restaurants and transport) totals USD 1.6 billion, with hotels accounting for about half of this exposure as of 31 March 2020. Within Personal & Corporate Banking, our exposure to the retail sector was USD 1.2 billion as of 31 March 2020. Apart from a few large counterparties, our exposures to the tourism and the retail sectors are highly diversified across Switzerland, with a high share of collateralized exposure.

Banking and traded products exposure in our business divisions and Group Functions
	31.3.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Group
Banking products[1]
Gross exposure	246,572	200,515	2,772	55,037	59,185	564,082
of which: loans and advances to customers (on-balance sheet)	179,703	137,877	1	15,284	5,621	338,486
of which: guarantees and loan commitments (off-balance sheet)	5,567	23,126	0	15,433	2,037	46,164
Traded products[2,3]
Gross exposure	10,047	956	0	48,678		59,680
of which: over-the-counter derivatives	7,411	902	0	16,949		25,262
of which: securities financing transactions	0	0	0	21,144		21,144
of which: exchange-traded derivatives	2,636	54	0	10,585		13,275
Other credit lines, gross[4]	10,507	20,521	0	3,315	144	34,487

Total credit-impaired exposure, gross (stage 3)	1,179	1,591	0	796[5]	640[5]	4,207[5]
Total allowances and provisions for expected credit losses (stages 1 to 3)	288	739	0	202	53	1,282
of which: stage 1	68	84	0	50	3	205
of which: stage 2	48	123	0	53	0	225
of which: stage 3 (allowances and provisions for credit-impaired exposures)	171	533	0	99	50	852

	31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Group
Banking products[1]
Gross exposure	239,032	194,395	2,914	48,170	30,570	515,081
of which: loans and advances to customers (on-balance sheet)	174,510	136,572	1	10,585	5,882	327,550
of which: guarantees and loan commitments (off-balance sheet)	5,578	23,142	0	16,009	960	45,689
Traded products[2,3]
Gross exposure	8,830	841	0	38,233		47,904
of which: over-the-counter derivatives	6,571	804	0	9,832		17,207
of which: securities financing transactions	0	0	0	20,821		20,821
of which: exchange-traded derivatives	2,259	36	0	7,580		9,876
Other credit lines, gross[4]	10,735	20,986	0	3,227	138	35,092

Total credit-impaired exposure, gross (stage 3)	902	1,694	0	91[5]	427[5]	3,113[5]
Total allowances and provisions for expected credit losses (stages 1 to 3)	209	696	0	87	37	1,029
of which: stage 1	59	81	0	38	3	181
of which: stage 2	34	122	0	3	0	160
of which: stage 3 (allowances and provisions for credit-impaired exposures)	116	493	0	46	34	688

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.    5 The increase in credit-impaired stage 3 exposures compared with 31 December 2019 stems mainly from securities financing transactions with a number of Real Estate Investment Trusts in the Investment Bank.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	31.3.20	31.12.19	31.3.20	31.12.19
Secured by residential property	55,638	54,383	101,866	100,645
Secured by commercial / industrial property	2,703	2,619	17,568	17,131
Secured by cash	23,040	16,852	1,672	1,569
Secured by securities	82,681	88,684	1,514	1,766
Secured by guarantees and other collateral	13,932	10,591	3,644	5,351
Unsecured loans and advances to customers	1,709	1,381	11,612	10,111
Total loans and advances to customers, gross	179,703	174,510	137,877	136,572
Allowances	(167)	(93)	(603)	(595)
Total loans and advances to customers, net of allowances	179,536	174,417	137,274	135,978

Risk management and control

Market risk

Markets started the year positively before turning negative toward the end of February. Equity markets sold off sharply, credit spreads widened and rates fell to historic lows, before risk assets partly recovered toward the end of March. Despite the turbulence, our market risk exposures were managed carefully.

Average management value-at-risk (VaR) (1-day, 95% confidence level) increased to USD 14 million from USD 8 million in the previous quarter, mainly in the Investment Bank’s Global Markets business. The increase was from unprecedented and sharp market moves across asset classes, as well as by updates to the VaR model time series to incorporate the extreme shocks observed in March.

There were 3 new Group VaR negative backtesting exceptions in the first quarter of 2020, increasing the total in the rolling 250 trading days window from 0 to 3. These resulted from the unprecedented price moves in various asset classes. The FINMA VaR multiplier for market risk RWA remained 3, as the increase in backtesting exceptions did not trigger a higher multiplier. On 14 April 2020, in light of the COVID-19 pandemic and its impact on the financial markets, FINMA announced that VaR multipliers should be temporarily frozen at the level reported on 1 February 2020, until 1 July 2020. Since UBS Group only recorded 3 negative backtesting exceptions in the month of March 2020 and none in the 250 trading days leading up to 1 February 2020, this temporary FINMA exemption had no effect on our market risk RWA in the first quarter of 2020.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	32	22	13	10	7	5	3	4
Group Functions	4	7	7	5	0	4	2	1	0
Diversification effect[2,3]			(9)	(5)	0	(4)	(3)	(1)	0
Total as of 31.3.20	8	31	20	14	10	9	6	3	4
Total as of 31.12.19	6	12	9	8	5	8	5	3	2

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Group Functions, it is not meaningful to calculate a portfolio diversification effect.

As of 31 March 2020, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 26.4 million, compared with negative USD 25.1 million as of 31 December 2019. The change in the interest rate sensitivity was driven by the widening of funding spreads on own issuances and lower US dollar market rates. The reported interest rate sensitivity excludes the AT1 capital instruments as per FINMA Pillar 3 disclosure requirements, with a sensitivity of USD 4.4 million per basis point, and our equity, goodwill and real estate, with a modeled sensitivity of USD 19.9 million per basis point, of which USD 4.1 million and USD 15.8 million are attributable to the Swiss franc and the US dollar portfolios, respectively.

The most adverse of the six FINMA interest rate scenarios was the “Parallel up” scenario, which resulted in a change in the economic value of equity of negative USD 5.4 billion, representing a pro forma reduction of 10.5% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 31 March 2020 would be a reduction of 1.1%, or USD 0.6 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income. This scenario would, however, have a positive effect on net interest income.

→   Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2019 for more information about the management of interest rate risk in the banking book

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the equity, capital and net interest income of Global Wealth Management and Personal & Corporate Banking

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(3.7)	(524.4)	593.8	(284.7)	180.4	(36.8)	40.0
EUR	(0.8)	(137.0)	167.2	(30.4)	12.1	(29.0)	41.5
GBP	0.1	20.7	(36.4)	(28.0)	29.6	36.3	(36.5)
USD	(21.2)	(4,647.2)	4,377.7	(622.1)	(338.8)	(2,018.4)	2,192.8
Other	(0.8)	(146.9)	163.7	0.1	(29.6)	(81.3)	90.9
Total effect on economic value of equity as per Pillar 3 requirement as of 31.3.20	(26.4)	(5,434.8)	5,266.0	(965.1)	(146.3)	(2,129.1)	2,328.6
Additional tier 1 (AT1) capital instruments	4.4	842.4	(901.4)	(61.6)	247.9	561.2	(586.3)
Total including AT1 capital instruments as of 31.3.20	(22.0)	(4,592.3)	4,364.6	(1,026.7)	101.7	(1,567.8)	1,742.3
Total effect on economic value of equity as per Pillar 3 requirement as of 31.12.19	(25.1)	(5,003.2)	4,315.9	(816.1)	(337.2)	(2,166.0)	2,292.0
Total including AT1 capital instruments as of 31.12.19	(20.1)	(4,048.9)	3,291.2	(858.3)	(83.7)	(1,555.2)	1,653.5

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

Risk management and control

Country risk

The COVID-19 pandemic, and its impact on growth, employment, debt dynamics and supply chains, has become the primary and overwhelming driver of country risk, and we expect this to be the case for at least the next several months. We expect measures taken by governments and central banks that are intended to support their economies to give rise to increased sovereign risk within the respective countries.

We remain watchful of developments in Europe and political changes in a number of countries. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to major European economies, including the UK, Germany and France. The UK’s process of withdrawing from the EU remains an area of concern.

We continue to monitor potential trade policy disputes, although those have been less prominent in the context of the pandemic.

A number of emerging markets are facing economic, political and market pressures. Separately, our direct exposure to China increased to USD 7.0 billion and our exposure to Thailand increased to USD 3.9 billion, as of 31 March 2020, both from activities of the Investment Bank. We expect the exposure to Thailand to decrease as loan underwriting transactions are de-risked through syndication.

Our exposure to emerging market countries is well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2019 for more information

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	31.3.20							31.12.19
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
Austria	88	87	89	48	2,103	2,280	2,238	3,183	3,148
Belgium	142	142	381	381	148	671	671	609	609
Finland	14	14	121	121	598	733	733	965	965
France	1,437	1,437	1,328	1,215	5,603	8,368	8,255	3,473	3,353
Greece	16	8	0	0	2	18	10	16	8
Ireland	1,125	1,123	46	46	102	1,273	1,272	884	884
Italy	867	802	284	268	246	1,397	1,316	1,240	1,139
Portugal	23	23	79	79	7	110	109	94	94
Spain	565	535	73	73	242	880	850	774	745
Other[2]	694	678	36	36	29	759	743	72	56
Total	4,971	4,850	2,437	2,267	9,081	16,490	16,198	11,310	11,001

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Operational risk

The global spread of COVID-19 and unprecedented market volumes continue to test our operational resilience and to increase our inherent operational risks. To mitigate these risks, we have modified the way we carry out our operations, including changes to our monitoring, management and supervision processes, and rapidly deployed our business resilience strategies, with all regions currently operating without significant business disruption.

We are focused on the safety and well-being of our staff, the operational resilience of the firm and the operational continuity needed to serve our clients. To maintain our operations while complying with governmental requirements imposed in many of our principal locations, and to protect the health of our employees, we have enabled around ninety thousand internal and external staff to work remotely, including client coverage and trading staff where permitted by applicable regulations. Our recent investments in infrastructure have enabled us to implement these measures without a material disruption in our operations or service to clients. We have achieved this while also managing much higher transaction volumes and deploying measures designed to maintain effective supervision, monitoring, management and mitigation in the key risk areas of operational risk and resilience, conduct risk, and financial crime during this challenging time.

Remote working arrangements can lead to increased conduct risk, inherent risk of fraudulent activities and potential increases in the number of suspicious transactions, as well as unauthorized trades, risk of market abuse or manipulation, and have also increased information security risks (in particular, with regard to client identifying data and unpublished price-sensitive information). We have taken measures to adapt our employee conduct monitoring and supervision processes to address the changes to conduct risks, and have not observed a meaningful increase in the number of incidents.

We have launched programs to educate clients and employees on fraud risk and updated our protocols for interaction to mitigate this risk. We also implemented additional monitoring and analytics to closely track fraud risk and are keeping a close eye on emerging trends to deploy further mitigating activity as necessary. In response to the recent market disruption, a number of focused reviews of the firm’s suitability framework are taking place. These include reviews of products where significant losses have been experienced by clients and the firm, investor risk profiles, transaction churning controls, and product disclosures.

Significant volatility was experienced in financial markets during March, leading to heightened inherent market conduct risk. Transaction volumes have grown in excess of 300% in some markets, resulting in some delays in operational processing and monitoring. We have been able to deploy additional hardware solutions to ensure ongoing and appropriate monitoring while expediting processing times.

The volume of transactions and market volatility, combined with business continuity management activities, a move to split locations and an increase in absences have stretched capacity in the Investment Bank, and contributed to an increase in operational errors. Group Operations continue daily monitoring of processes and risk areas, which are actively managed with the divisions, with critical processes being completed and teams addressing any backlogs to manage market liquidity and funding and reduce our exposure. As transaction volumes have come down from peaks, our focus shifted to the clearance of the backlog of failures and breakages.

Increases in the sophistication of COVID-19-themed cyberattacks and frauds are being observed worldwide. Externally, cyber threat is characterized by a continuous high number of data theft cases and third-party compromises, an increased number of cases of ransomware extortions and decreased cyber fraud trends, such as SWIFT and Interbank attacks. COVID-19- and working-from-home-themed malware targeting the financial industry is evident, but the sophistication thereof remains low. Similar to the fourth quarter of 2019, the first quarter of 2020 saw large numbers of data theft cases, mainly due to other organizations’ vulnerable infrastructure. We are in contact with key suppliers to assess their continuing ability to safeguard our services. To-date, we believe that our security controls have been effective, with no significant cyber incidents affecting UBS during the quarter.

All business division and Group Functions Chief Operating Officers are maintaining a list of exceptions granted, process or control reductions (e.g., scope or frequency) in relation to ways of working and/or market impacts of the current situation. The identification and assessment of potential “Day 2” risks and their longer-term impact is underway, in order to prioritize and determine required actions to address post-containment risk.

In addition to the immediate COVID-19 impacts, financial crime (including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention persists. We continue to prioritize our efforts to meet the developing nature of these risks and to invest heavily in our detection capabilities and core systems as part of our financial crime prevention program, with a focus on improving these to meet regulatory expectations. The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 related to our US branch know-your-customer and anti-money laundering (AML) programs. As a response, the firm initiated an extensive program that seeks to ensure sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all US legal entities. In addition to the significant improvement measures introduced in 2019, we have also focused on strategic enhancements in the areas of AML / know-your-customer and sanctions on a global scale to cope with the evolving risk profile and regulatory expectations.

The portfolio of high-rated operational risk issues continued to decrease by 21% through the first quarter 2020, with the number of significant operational risk issues down 50% compared with the end of the first quarter last year. This trend indicates a more holistic approach to the identification of operational risk issues, accountability for ownership, and a focus on resolution of the underlying root causes despite the volatile global environment.

Balance sheet, liquidity and funding management

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2019, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets (31 March 2020 vs 31 December 2019)

As of 31 March 2020, balance sheet assets totaled USD 1,098 billion, an increase of USD 126 billion compared with 31 December 2019, mainly as a result of significant levels of market activity, reflecting the effects of the COVID-19 pandemic. Total assets excluding derivatives and cash collateral receivables on derivative instruments increased by USD 19 billion to USD 846 billion, mainly driven by increases in cash and balances at central banks, lending assets, other financial assets measured at amortized cost and fair value, and securities financing transactions at amortized cost. This was partly offset by decreases in trading portfolio assets and in non-financial assets and financial assets for unit-linked investment contracts.

Cash and balances at central banks increased by USD 32 billion due to the Group increasing its overall liquidity reserves in a volatile market environment, higher deposits and lower funding consumption by the business divisions. Lending assets increased by USD 15 billion, mainly in Global Wealth Management and the Investment Bank. Other financial assets measured at amortized cost and fair value increased by USD 6 billion, as the Group invested in high-quality liquid assets (HQLA). Securities financing transactions increased by USD 5 billion, mainly due to the sourcing of additional collateral in Group Treasury.

These increases were partly offset by a decrease of USD 37 billion in trading portfolio assets, mainly in the Investment Bank, primarily reflecting a reduction in inventory levels to increase funding available for its business activities as well as market-driven movements. Non-financial assets and financial assets for unit-linked investment contracts decreased by USD 5 billion, largely reflecting market-driven movements in financial assets for unit-linked investment contracts.

Derivatives and cash collateral receivables on derivative instruments increased by USD 107 billion, in a volatile market environment, primarily reflecting market-driven movements in foreign exchange and equity/index contracts in our Derivatives & Solutions and Financing businesses in the Investment Bank.

→   Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of		% change from
USD billion	31.3.20	31.12.19	31.12.19
Cash and balances at central banks	139.3	107.1	30
Lending[1]	354.5	339.2	5
Securities financing transactions at amortized cost	89.6	84.2	6
Trading portfolio[2]	90.5	127.5	(29)
Derivatives and cash collateral receivables on derivative instruments	252.5	145.1	74
Brokerage receivables	20.3	18.0	13
Other financial assets measured at amortized cost and fair value[3]	91.3	85.6	7
Non-financial assets and financial assets for unit-linked investment contracts	60.0	65.4	(8)
Total assets	1,098.1	972.2	13

1 Consists of loans and advances to banks and customers.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Liquidity coverage ratio

In the first quarter of 2020, the UBS Group liquidity coverage ratio (LCR) increased 5 percentage points to 139%, remaining above the 110% Group LCR requirement communicated by FINMA.

The LCR increase was primarily driven by higher average HQLA balances due to lower funding consumption by the business divisions and higher customer deposit balances in Global Wealth Management. In addition, average net cash outflows decreased due to reduced secured financing transactions and higher average inflows from customer lending, which were partially offset by higher average outflows from customer deposits.

→   Refer to the “Treasury management” section of our Annual Report 2019 for more information about liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
USD billion, except where indicated	Average 1Q20[1]	Average 4Q19[1]

High-quality liquid assets[2]
Cash balances[3]	106	100
Securities (on- and off-balance sheet)	65	66
Total high-quality liquid assets[4]	171	166

Cash outflows[2]
Retail deposits and deposits from small business customers	29	28
Unsecured wholesale funding	110	106
Secured wholesale funding	71	74
Other cash outflows	40	40
Total cash outflows	250	248

Cash inflows[2]
Secured lending	81	81
Inflows from fully performing exposures	31	29
Other cash inflows	15	13
Total cash inflows	127	123

Liquidity coverage ratio
High-quality liquid assets	171	166
Net cash outflows	122	124
Liquidity coverage ratio (%)[5]	139	134

1 Calculated based on an average of 63 data points in the first quarter of 2020 and 64 data points in the fourth quarter of 2019.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Liabilities and funding management

Liabilities (31 March 2020 vs 31 December 2019)

Total liabilities increased by USD 123 billion to USD 1,040 billion as of 31 March 2020. Total liabilities excluding derivatives and cash collateral payables on derivative instruments increased by USD 23 billion to USD 788 billion as of 31 March 2020, mainly driven by increases in customer deposits, short-term borrowings and securities financing transactions at amortized cost. This was partly offset by decreases in long-term debt issued and non-financial liabilities and financial liabilities related to unit-linked investment contracts.

Customer deposits increased by USD 18 billion, mainly in Global Wealth Management in the Americas, as clients reduced their investment portfolios and increased cash holdings. Short-term borrowings increased by USD 18 billion and securities financing transactions at amortized cost increased by USD 5 billion, both on the back of actions taken to increase liquidity available to the Group.

Long-term debt decreased by USD 14 billion, driven by lower Debt issued designated at fair value,  reflecting market-driven movements and a significant widening of UBS’s credit spreads. Non-financial liabilities and financial liabilities related to unit-linked investment contracts decreased by USD 7 billion, mainly due to market-driven movements related to unit-linked investment contracts.

Derivatives and cash collateral payables on derivative instruments increased by USD 100 billion, in line with the aforementioned increase in derivative financial assets and cash collateral receivables.

The “Liabilities by product and currency” table in this section provides more information about our funding sources.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information about capital and senior debt instruments

→   Refer to the “Consolidated financial statements” section of this report for more information

Balance sheet, liquidity and funding management

Equity (31 March 2020 vs 31 December 2019)

Equity attributable to shareholders increased to USD 57,949 million as of 31 March 2020, from USD 54,533 million as of 31 December 2019.

Total comprehensive income attributable to shareholders was USD 4,197 million, reflecting net profit of USD 1,595 million and positive other comprehensive income (OCI) of USD 2,602 million. OCI mainly included positive cash flow hedge OCI of USD 1,505 million, positive OCI related to own credit of USD 934 million, positive defined benefit plan OCI of USD 153 million, positive OCI related to debt instruments measured at fair value through OCI of USD 147 million and negative foreign currency translation OCI of USD 145 million.

Share premium decreased by USD 431 million, mainly due to the delivery of treasury shares under share-based compensation plans.

Net treasury shares activity decreased equity attributable to shareholders by USD 310 million, primarily reflecting repurchases of USD 364 million of shares under our share repurchase program. The aforementioned delivery of treasury shares was largely offset by purchases of shares from the market to hedge our future share delivery obligations related to employee share-based compensation awards.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

→   Refer to “UBS shares” in the “Capital management” section of this report for more information about the share repurchase program

Liabilities and equity
	As of		% change from
USD billion	31.3.20	31.12.19	31.12.19
Short-term borrowings[1]	46.0	28.4	62
Securities financing transactions at amortized cost	12.9	7.8	65
Customer deposits	465.9	448.3	4
Long-term debt issued[2]	141.6	155.5	(9)
Trading portfolio[3]	32.6	30.6	6
Derivatives and cash collateral payables on derivative instruments	252.3	152.3	66
Brokerage payables	37.7	37.2	1
Other financial liabilities measured at amortized cost and fair value[4]	18.3	17.5	5
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	32.8	39.9	(18)
Total liabilities	1,040.0	917.5	13
Share capital	0.3	0.3	0
Share premium	17.6	18.1	(2)
Treasury shares	(3.6)	(3.3)	9
Retained earnings	36.8	34.2	8
Other comprehensive income[5]	6.8	5.3	29
Total equity attributable to shareholders	57.9	54.5	6
Equity attributable to non-controlling interests	0.2	0.2	(3)
Total equity	58.1	54.7	6
Total liabilities and equity	1,098.1	972.2	13

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of financial liabilities at fair value not held for trading, financial liabilities measured at fair value through other comprehensive income and other financial liabilities measured at amortized cost, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

Off-balance sheet
	As of		% change from
USD billion	31.3.20	31.12.19	31.12.19
Total guarantees[1]	16.2	16.5	(2)
Loan commitments[1]	41.0	33.1	24
Forward starting reverse repurchase agreements[1]	46.3	21.9	111
Forward starting repurchase agreements[1]	32.5	8.1	301
Committed unconditionally revocable credit lines[2]	34.5	35.1	(2)

1 These lines provided in this table are aligned with the scope disclosed in “Note 17 Guarantees, commitments and forward starting transactions” in the “Consolidated financial statements” section of this report. Total guarantees and Loan commitments are shown net of sub-participations.    2 Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information.

Off-balance sheet (31 March 2020 vs 31 December 2019)

Loan commitments increased by USD 8 billion, mainly due to client activity in our Global Banking and Global Markets businesses in the Investment Bank. This increase includes USD 1.2 billion in Personal & Corporate Banking, related to the Swiss government-backed lending program.

Forward starting reverse repurchase agreements and forward starting repurchase agreements both increased by USD 24 billion, primarily in Group Functions, reflecting higher market activity in short-dated securities financing transactions.

Guarantees were stable at USD 16 billion.

→   Refer to the “Recent developments” section of this report for more information about the Swiss Federal Council loan guarantee scheme

Pro forma net stable funding ratio
USD billion, except where indicated	31.3.20	31.12.19
Available stable funding	503	488
Required stable funding	443	442
Pro forma net stable funding ratio (%)	114	111

Net stable funding ratio

As of 31 March 2020, our estimated pro forma net stable funding ratio (NSFR) was 114%, an increase of 3 percentage points compared with 31 December 2019, primarily reflecting a USD 15 billion increase in available stable funding, primarily driven by increases in deposits and capital instruments. Required stable funding increased by USD 1 billion.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and will be refined when NSFR rule-making is completed in Switzerland and as regulatory interpretations evolve and new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2019 for more information about the net stable funding ratio

Balance sheet, liquidity and funding management

Liabilities by product and currency
	USD billion		As a percentage of total liabilities
	All currencies		USD		CHF		EUR		Other		All currencies
	31.3.20	31.12.19	31.3.20	31.12.19	31.3.20	31.12.19	31.3.20	31.12.19	31.3.20	31.12.19	31.3.20	31.12.19
Short-term borrowings	46.0	28.4	2.5	1.6	0.3	0.3	0.7	0.6	0.9	0.7	4.4	3.1
of which: due to banks	18.8	6.6	1.2	0.2	0.3	0.3	0.1	0.1	0.2	0.2	1.8	0.7
of which: short-term debt issued[1]	27.2	21.8	1.4	1.4	0.0	0.0	0.6	0.5	0.7	0.5	2.6	2.4
Securities financing transactions at amortized cost	12.9	7.8	1.0	0.8	0.0	0.0	0.0	0.0	0.1	0.0	1.2	0.8
Customer deposits	465.9	448.3	17.0	17.0	18.4	21.4	5.3	5.8	4.1	4.6	44.8	48.9
of which: demand deposits	193.6	176.0	5.0	4.4	6.8	7.6	4.2	4.4	2.6	2.7	18.6	19.2
of which: retail savings / deposits	189.0	168.6	7.0	6.0	10.6	11.8	0.5	0.5	0.0	0.0	18.2	18.4
of which: time deposits	52.9	62.3	3.6	4.8	0.1	0.3	0.0	0.0	1.3	1.7	5.1	6.8
of which: fiduciary deposits	30.5	41.4	1.4	1.7	0.9	1.8	0.5	0.8	0.1	0.2	2.9	4.5
Long-term debt issued[2]	141.6	155.5	8.0	10.0	1.3	1.6	3.0	3.4	1.4	1.9	13.6	16.9
of which: senior unsecured debt	56.2	55.7	3.0	3.5	0.1	0.1	1.8	1.9	0.4	0.5	5.4	6.1
of which: covered bonds	2.6	2.6	0.0	0.0	0.0	0.0	0.2	0.3	0.0	0.0	0.2	0.3
of which: subordinated debt	20.9	21.8	1.5	1.8	0.0	0.0	0.3	0.4	0.2	0.2	2.0	2.4
of which: debt issued through the Swiss central mortgage institutions	8.6	8.6	0.0	0.0	0.8	0.9	0.0	0.0	0.0	0.0	0.8	0.9
of which: other long-term debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
of which: debt issued measured at fair value	53.3	66.8	3.5	4.8	0.3	0.5	0.6	0.8	0.8	1.2	5.1	7.3
Trading portfolio	32.6	30.6	1.1	1.1	0.1	0.1	0.6	0.5	1.3	1.7	3.1	3.3
Derivatives and cash collateral payables on derivative instruments	252.3	152.3	20.4	13.7	0.3	0.2	2.1	1.8	1.5	0.9	24.3	16.6
Brokerage payables	37.7	37.2	2.8	3.0	0.1	0.1	0.3	0.3	0.5	0.6	3.6	4.1
Other financial liabilities measured at amortized cost and fair value[3]	18.3	17.5	1.1	1.2	0.2	0.2	0.3	0.2	0.2	0.3	1.8	1.9
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	32.8	39.9	0.5	0.6	0.1	0.2	0.2	0.1	2.4	3.4	3.2	4.4
Total liabilities	1,040.0	917.5	54.4	49.0	20.8	24.1	12.4	12.7	12.4	14.2	100.0	100.0

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of financial liabilities at fair value not held for trading, financial liabilities measured at fair value through other comprehensive income and other financial liabilities measured at amortized cost, but excludes financial liabilities related to unit-linked investment contracts.

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with the “Capital management” section of our Annual Report 2019, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework. New capital requirements effective from 1 January 2020 are provided on the next page.

Additional regulatory disclosures for UBS Group AG on a consolidated basis will be provided in our 31 March 2020 Pillar 3 report. The Pillar 3 report further includes information relating to our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 31 March 2020 and is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, is provided in the UBS AG first quarter 2020 report, which will be available as of 4 May 2020 under “Quarterly reporting” at www.ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Capital management

Swiss SRB requirements and information

As of 1 January 2020, we have fully phased in the going and gone concern requirements according to the Swiss Capital Adequacy Ordinance (the CAO) that includes the too-big-to-fail provisions applicable to Swiss SRBs, which became effective on 1 July 2016 and were subject to phasing in until 1 January 2020. Information about the Swiss SRB capital framework and about Swiss SRB going and gone concern requirements that were phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2019.

In addition, we adopted the CAO issued in November 2019 whereby instruments available to meet gone concern requirements remain eligible until one year before maturity without the previously applicable 50% haircut in the last year of eligibility.

The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are also subject to going and gone concern requirements on a standalone basis, as detailed in our 31 March 2020 Pillar 3 report and in our 31 December 2019 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2020, excluding the effects of the temporary exemption of central bank sight deposits for going concern leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) on 25 March 2020 in connection with COVID-19. The effects of the temporary exemption are presented on the following page.

→  Refer to the “Recent developments” section of this report for more information about the COVID-19-related regulatory and legal developments

Swiss SRB going and gone concern requirements and information
As of 31.3.20	RWA		LRD[1]
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[2]	39,949	4.88[2]	46,602
Common equity tier 1 capital	9.66	27,640	3.38	32,263
of which: minimum capital	4.50	12,882	1.50	14,339
of which: buffer capital	5.14	14,714	1.88	17,924
of which: countercyclical buffer[3]	0.02	45
Maximum additional tier 1 capital	4.30	12,309	1.50	14,339
of which: additional tier 1 capital	3.50	10,019	1.50	14,339
of which: additional tier 1 buffer capital	0.80	2,290

Eligible going concern capital
Total going concern capital	18.14	51,916	5.43	51,916
Common equity tier 1 capital	12.82	36,691	3.84	36,691
Total loss-absorbing additional tier 1 capital[4]	5.32	15,225	1.59	15,225
of which: high-trigger loss-absorbing additional tier 1 capital	4.46	12,761	1.33	12,761
of which: low-trigger loss-absorbing additional tier 1 capital	0.86	2,464	0.26	2,464

Required gone concern capital[5]
Total gone concern loss-absorbing capacity	10.44	29,899	3.71	35,476
of which: base requirement	12.86	36,813	4.50	43,017
of which: additional requirement for market share and LRD	1.08	3,092	0.38	3,585
of which: applicable reduction on requirements	(3.50)	(10,005)	(1.16)	(11,126)
of which: rebate granted (equivalent to 42.5% of maximum rebate)	(2.27)	(6,497)	(0.80)	(7,618)
of which: reduction for usage of low-trigger tier 2 capital instruments	(1.23)	(3,508)	(0.37)	(3,508)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.57	41,704	4.36	41,704
Total tier 2 capital	2.64	7,551	0.79	7,551
of which: low-trigger loss-absorbing tier 2 capital	2.45	7,017	0.73	7,017
of which: non-Basel III-compliant tier 2 capital	0.19	534	0.06	534
TLAC-eligible senior unsecured debt	11.93	34,153	3.57	34,153

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.40	69,848	8.59	82,077
Eligible total loss-absorbing capacity	32.71	93,620	9.79	93,620

1 LRD-based requirements and eligible capital presented in this table do not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Reflects the countercyclical buffer (CCyB) requirement for Hong Kong and Luxembourg. The CCyBs of Switzerland and other countries have been deactivated or reduced in the first quarter of 2020, resulting in a temporary reduction of the capital requirement by 29 basis points compared with 31 December 2019.    4 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    5 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years.

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

In line with the FINMA exemption rules that apply until 1 July 2020 and may be extended, the eligible LRD relief applicable to UBS is reduced by the going concern LRD equivalent of the capital distribution that UBS plans to make after 25 March 2020.
The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules have no effect on our Swiss SRB gone concern capital requirements and ratios.

Outside of this section of this report, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present LRD excluding the temporary FINMA exemption.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 31.3.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		955,932
Effective relief		(78,469)
of which: central bank sight deposits eligible for relief		(132,377)
of which: reduction of relief due to planned dividend distribution[1]		53,908
Leverage ratio denominator after temporary exemption		877,463

Required going concern capital
Total going concern capital	4.88	42,776
Common equity tier 1 capital	3.38	29,614

Eligible going concern capital
Total going concern capital	5.92	51,916
Common equity tier 1 capital	4.18	36,691

1 Represents the leverage ratio denominator equivalent to a 4.875% going concern leverage ratio requirement applied to the planned 2019 dividend of USD 2,628 million, which includes the proposed first installment of the 2019 dividend (USD 0.365 per share, to be paid on 7 May 2020, subject to shareholder approval) and the special dividend of USD 0.365 per share (planned to be paid after EGM to be held on 19 November 2020).

Capital management

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the rules that are effective from 1 January 2020 and does not reflect the effects of the temporary exemption of central bank sight deposits from leverage ratio calculation granted by FINMA in connection with COVID-19. The effects of the temporary exemption are presented on the previous page.

→   Refer to the “Recent developments” section of this report for more information about the COVID-19-related regulatory and legal developments

Swiss SRB going and gone concern information

USD million, except where indicated	31.3.20	31.12.19

Eligible going concern capital
Total going concern capital	51,916	51,888
Total tier 1 capital	51,916	51,888
Common equity tier 1 capital	36,691	35,582
Total loss-absorbing additional tier 1 capital	15,225	16,306
of which: high-trigger loss-absorbing additional tier 1 capital	12,761	13,892
of which: low-trigger loss-absorbing additional tier 1 capital	2,464	2,414

Eligible gone concern capital[1]
Total gone concern loss-absorbing capacity	41,704	37,753
Total tier 2 capital	7,551	7,431
of which: low-trigger loss-absorbing tier 2 capital	7,017	6,892
of which: non-Basel III-compliant tier 2 capital	534	540
TLAC-eligible senior unsecured debt	34,153	30,322

Total loss-absorbing capacity
Total loss-absorbing capacity	93,620	89,641

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	286,256	259,208
Leverage ratio denominator[2]	955,932	911,325

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	18.1	20.0
of which: common equity tier 1 capital ratio	12.8	13.7
Gone concern loss-absorbing capacity ratio	14.6	14.6
Total loss-absorbing capacity ratio	32.7	34.6

Leverage ratios (%)[2]
Going concern leverage ratio	5.4	5.7
of which: common equity tier 1 leverage ratio	3.84	3.90
Gone concern leverage ratio	4.4	4.1
Total loss-absorbing capacity leverage ratio	9.8	9.8

1 The eligibility criteria applicable as of 1 January 2020 have been revised under the Capital Adequacy Ordinance issued in November 2019 whereby instruments available to meet gone concern requirements remain eligible until one year before maturity without a haircut of 50% in the last year of eligibility. Refer to “Total loss-absorbing capacity and movement” on the following pages for more information.    2 Leverage ratio denominator (LRD) and leverage ratios for 31 March 2020 do not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.

Total loss-absorbing capacity and movement

Going concern capital and movement

As of 31 March 2020, our going concern capital was stable at USD 51.9 billion, as the increase in our common equity tier 1 (CET1) capital was mostly offset by the net decrease in loss-absorbing additional tier 1 (AT1) capital. Our CET1 capital increased by USD 1.1 billion to USD 36.7 billion, mainly as a result of operating profit before tax and compensation- and own shares-related capital components, partly offset by share repurchases under our share repurchase program, accruals for capital returns to shareholders, a special contribution to the Swiss pension plan, current tax expense and foreign currency translation effects. The net decrease in our AT1 capital was driven by the call of a USD 1.25 billion instrument denominated in US dollars, partly offset by interest rate risk hedge, foreign currency translation and other effects.

→   Refer to “UBS shares” in this section for more information about the share repurchase program

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 4.0 billion to USD 41.7 billion, mainly due to two issuances of USD 1.7 billion and USD 0.1 billion equivalent of total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments denominated in euro and US dollars, a USD 1.5 billion increase in the eligibility of two TLAC-eligible senior unsecured debt instruments due to the removal of the haircut in their last year of eligibility, and interest rate risk hedge, foreign currency translation and other effects.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio decreased 0.9 percentage points to 12.8%, reflecting a USD 27.0 billion increase in RWA, partly offset by a USD 1.1 billion increase in CET1 capital.

Our CET1 leverage ratio (excluding the above-mentioned FINMA exemption) decreased from 3.90% to 3.84% in the first quarter of 2020, as the USD 45 billion increase in LRD was partly offset by the aforementioned increase in CET1 capital.

Our gone concern loss-absorbing capacity ratio remained stable at 14.6%, as the aforementioned increase in gone-concern loss-absorbing capacity was completely offset by the aforementioned increase in RWA. Our gone concern leverage ratio increased from 4.1% to 4.4%, mainly due to the aforementioned increase in gone concern loss-absorbing capacity.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	31.3.20	31.12.19
Total IFRS equity	58,118	54,707
Equity attributable to non-controlling interests	(169)	(174)
Defined benefit plans, net of tax	(260)	(9)
Deferred tax assets recognized for tax loss carry-forwards	(6,272)	(6,121)
Deferred tax assets on temporary differences, excess over threshold		(221)
Goodwill, net of tax[1]	(5,983)	(6,178)
Intangible assets, net of tax	(170)	(195)
Compensation-related components (not recognized in net profit)	(980)	(1,717)
Expected losses on advanced internal ratings-based portfolio less provisions	(429)	(495)
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,765)	(1,260)
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	(1,037)	48
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(161)	(32)
Prudential valuation adjustments	(218)	(104)
Accruals for dividends to shareholders for 2019	(2,628)	(2,628)
of which: proposed first instalment of 2019 dividend, planned to be paid after the AGM to be held on 29.4.20	(1,314)
of which: special dividend reserve for second instalment of 2019 dividend, planned to be paid after the EGM to be held on 19.11.20	(1,314)
Other[2]	(357)	(40)
Total common equity tier 1 capital	36,691	35,582

1 Includes goodwill related to significant investments in financial institutions of USD 20 million as of 31 March 2020 (31 December 2019: USD 178 million) presented on the balance sheet line Investments in associates.    2 Includes accruals for dividends to shareholders for the current year and other items.

Capital management

Swiss SRB total loss-absorbing capacity movement
USD million

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 31.12.19	35,582
Operating profit before tax	2,008
Current tax (expense) / benefit	(222)
Foreign currency translation effects	(145)
Compensation- and own shares-related capital components (including share premium)	357
Special contribution to the Pension Fund of UBS in Switzerland, as announced in 2018[1]	(235)
Share repurchase program	(364)
Other[2]	(290)
Common equity tier 1 capital as of 31.3.20	36,691
Loss-absorbing additional tier 1 capital as of 31.12.19	16,306
Call of a high-trigger loss-absorbing additional tier 1 capital instrument	(1,250)
Interest rate risk hedge, foreign currency translation and other effects	169
Loss-absorbing additional tier 1 capital as of 31.3.20	15,225
Total going concern capital as of 31.12.19	51,888
Total going concern capital as of 31.3.20	51,916

Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.19	7,431
Interest rate risk hedge, foreign currency translation and other effects	120
Tier 2 capital as of 31.3.20	7,551
TLAC-eligible senior unsecured debt as of 31.12.19	30,322
Issuance of TLAC-eligible senior unsecured debt instruments	1,780
Increase in eligibility due to revised regulation (removal of 50% haircut in the last year of eligibility)	1,472
Interest rate risk hedge, foreign currency translation and other effects	579
TLAC-eligible senior unsecured debt as of 31.3.20	34,153
Total gone concern loss-absorbing capacity as of 31.12.19	37,753
Total gone concern loss-absorbing capacity as of 31.3.20	41,704

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.19	89,641
Total loss-absorbing capacity as of 31.3.20	93,620

1 Similar contributions to be made in the first quarters of 2021 and 2022, respectively. Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    2 Includes movements related to accruals for dividends to shareholders for the current year and other items.

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 12 billion and our CET1 capital by USD 1.1 billion as of 31 March 2020 (31 December 2019: USD 11 billion and USD 1.1 billion, respectively) and decreased our CET1 capital ratio 15 basis points (31 December 2019: 14 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 11 billion and our CET1 capital by USD 1.0 billion (31 December 2019: USD 10 billion and USD 1.0 billion, respectively) and increased our CET1 capital ratio 14 basis points (31 December 2019: 14 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 57 billion as of 31 March 2020 (31 December 2019: USD 57 billion) and decreased our Swiss SRB going concern leverage ratio 16 basis points (31 December 2019: 18 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 52 billion (31 December 2019: USD 51 billion) and increased our Swiss SRB going concern leverage ratio 16 basis points (31 December 2019: 18 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2019 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.3 billion as of 31 March 2020. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2019 for more information

→   Refer to “Note 16  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Capital management

Risk-weighted assets

During the first quarter of 2020, RWA increased by USD 27.0 billion to USD 286.3 billion, reflecting increases from asset size and other movements of USD 27.4 billion, methodology & policy changes of USD 2.9 billion and regulatory add-ons of USD 0.5 billion, partly offset by currency effects of USD 1.9 billion and decrease in model updates of USD 1.8 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 31.12.19	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.3.20
Credit and counterparty credit risk[2]	153.0	(1.7)	2.9	(0.1)	0.1	17.8	171.9
Non-counterparty-related risk	22.1	(0.1)				(0.3)	21.7
Market risk	6.6			(1.7)	0.4	9.8	15.1
Operational risk	77.5						77.5
Total	259.2	(1.9)	2.9	(1.8)	0.5	27.4	286.3

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to the 31 March 2020 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 18.9 billion to USD 171.9 billion as of 31 March 2020. The RWA movements described below exclude currency effects.

The RWA increased by USD 17.8 billion driven by asset size and other movements. This includes USD 8.2 billion due to increases of loans resulting from new business and the utilization of previously unutilized credit facilities by clients, as well as increases in unutilized credit facilities from new business. Of the aforementioned USD 8.2 billion, the Investment Bank contributed USD 6.6 billion, with the remainder coming mostly from Personal & Corporate Banking. Higher market volatility and levels of client trading activity during the quarter increased derivatives RWA by USD 3.9 billion, of which the Investment Bank contributed USD 2.5 billion. Higher client-driven volumes of securities financing transactions increased the RWA of our Investment Bank by USD 2.3 billion. Higher nostro account balances and other receivables under Group Functions and the Investment Bank increased the RWA by USD 1.7 billion. Lastly, higher volatility and resulting volumes also contributed to a higher number of unsettled trades as of quarter-end, leading to USD 0.9 billion in RWA increases. Changes in credit ratings and loss given default did not have a material impact on RWA during the quarter.

RWA increased by USD 2.9 billion from methodology and policy changes. This increase was primarily driven by the implementation of the standardized approach for counterparty credit risk (SA-CCR), amounting to USD 1.8 billion, predominantly in the Investment Bank and Global Wealth Management. The implementation of revised capital requirements for fund investments led to a USD 0.6 billion increase in RWA, mainly affecting Asset Management.

We expect that further methodology changes and model updates will increase credit and counterparty credit risk RWA by around USD 3 billion for the remainder of 2020. The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect our RWA.

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2019 for more information

→   Refer to “Effects of the COVID-19 pandemic on our financial and capital position” in the “UBS’s response to COVID-19” section of this report for more information

Market risk

Market risk RWA increased by USD 8.5 billion to USD 15.1 billion in the first quarter of 2020, driven by an increase of USD 9.8 billion in asset size and other movements resulting from higher average regulatory and stressed value-at-risk (VaR) levels, mainly driven by the Investment Bank’s Global Markets business amid unprecedented and sharp market moves across asset classes and, to a lesser extent, due to regulatory add-ons of USD 0.4 billion, which reflect updates from the monthly risks-not-in-VaR assessment. This was partially offset by a decrease of USD 1.7 billion related to the ongoing parameter update of our VaR model. UBS did not benefit from FINMA’s temporary freezing of backtesting exceptions.

→   Refer to the “Risk management and control” section of this report and our 31 March 2020 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information

→   Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2019 for more information

→   Refer to the “Recent developments” section of this report for more information about the COVID-19-related regulatory and legal developments

Operational risk

Operational risk RWA were USD 77.5 billion as of 31 March 2020, unchanged from 31 December 2019. The allocation of operational risk RWA to the business divisions was updated as of 31 March 2020, following the regular review cycle.

→  Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2019 for information about the advanced measurement approach model

Risk-weighted assets by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	31.3.20
Credit and counterparty credit risk[1]	37.7	57.6	2.7	64.8	9.1	171.9
Non-counterparty-related risk[2]	6.1	2.1	0.7	3.5	9.3	21.7
Market risk	1.4	0.0	0.0	12.1	1.7	15.1
Operational risk	33.6	7.7	2.6	22.4	11.2	77.5
Total	78.8	67.4	6.0	102.8	31.3	286.3

	31.12.19
Credit and counterparty credit risk[1]	35.0	57.3	1.8	50.6	8.3	153.0
Non-counterparty-related risk[2]	6.4	2.1	0.8	3.4	9.5	22.1
Market risk	0.8	0.0	0.0	4.6	1.1	6.6
Operational risk	35.9	7.7	2.0	22.5	9.4	77.5
Total	78.1	67.1	4.6	81.1	28.3	259.2

	31.3.20 vs 31.12.19
Credit and counterparty credit risk[1]	2.7	0.3	0.8	14.3	0.8	18.9
Non-counterparty-related risk[2]	(0.3)	0.0	(0.1)	0.1	(0.1)	(0.4)
Market risk	0.5	0.0	0.0	7.5	0.5	8.5
Operational risk	(2.3)	0.0	0.6	(0.1)	1.8	0.0
Total	0.6	0.3	1.4	21.7	3.0	27.0

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 March 2020: USD 8.7 billion; 31 December 2019: USD 9.0 billion), property, equipment and software (31 March 2020: USD 12.7 billion; 31 December 2019: USD 12.8 billion) and other items (31 March 2020: USD 0.2 billion; 31 December 2019: USD 0.4 billion).

Capital management

Leverage ratio denominator

During the first quarter of 2020, the LRD increased by USD 45 billion to USD 956 billion. This increase was driven by an increase in asset size and other movements of USD 53 billion, partly offset by currency effects of USD 8 billion.

Movement in leverage ratio denominator by key driver[1]
USD billion	LRD as of 31.12.19	Currency effects	Asset size and other	LRD as of 31.3.20
On-balance sheet exposures (excluding derivative exposures and SFTs)[2]	690.3	(4.7)	18.9	704.5
Derivative exposures	89.0	(1.8)	19.6	106.7
Securities financing transactions	117.5	(1.5)	11.9	127.9
Off-balance sheet items	27.9	(0.1)	2.1	29.9
Deduction items	(13.3)	0.1	0.1	(13.1)
Total	911.3	(8.0)	52.6	955.9

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    2 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects and do not reflect the effects of the temporary exemption of central bank sight deposits granted by FINMA in connection with COVID-19.

On-balance sheet exposures increased by USD 19 billion, mainly driven by higher cash and balances with central banks and an increase in lending, partly offset by reductions in trading assets.

Derivative exposures increased by USD 20 billion, mainly reflecting market-driven movements on equity and foreign exchange contracts, as well as higher collateral placed with counterparties and exchanges.

Securities financing transactions (SFTs) increased by USD 12 billion, as a result of an increase in borrowing activities, collateral sourcing and cash re-investment.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about balance sheet movements

→   Refer to the “Recent developments” section of this report for more information about the COVID-19-related regulatory and legal developments, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section

Leverage ratio denominator by business division and Group Functions[1]
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	31.3.20
Total IFRS assets	309.9	211.5	29.5	395.9	151.3	1,098.1
Difference in scope of consolidation[2]	(0.2)	0.0	(23.2)	0.0	0.1	(23.3)
Less: derivative exposures and SFTs[3]	(35.8)	(21.0)	(0.8)	(257.7)	(55.0)	(370.3)
On-balance sheet exposures	273.9	190.5	5.5	138.2	96.4	704.5
Derivative exposures	7.4	1.8	0.0	89.6	7.9	106.7
Securities financing transactions	30.0	19.6	0.8	62.7	14.8	127.9
Off-balance sheet items	4.5	14.8	0.0	7.2	3.3	29.9
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.2)	(1.4)	(0.3)	(6.0)	(13.1)
Total	310.6	226.5	4.9	297.4	116.4	955.9

	31.12.19
Total IFRS assets	309.8	209.4	34.6	315.9	102.6	972.2
Difference in scope of consolidation[2]	(0.1)	0.0	(28.2)	0.0	0.1	(28.3)
Less: derivative exposures and SFTs[3]	(34.9)	(20.6)	(0.9)	(141.9)	(55.3)	(253.6)
On-balance sheet exposures	274.7	188.8	5.5	173.9	47.4	690.3
Derivative exposures	6.4	1.4	0.0	73.2	8.0	89.0
Securities financing transactions	32.1	19.6	0.9	38.9	26.0	117.5
Off-balance sheet items	4.7	14.8	0.0	7.3	1.0	27.9
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.4)	(1.4)	(0.2)	(6.2)	(13.3)
Total	312.7	224.2	5.0	293.2	76.2	911.3

	31.3.20 vs 31.12.19
Total IFRS assets	0.1	2.1	(5.0)	80.1	48.7	125.9
Difference in scope of consolidation[2]	0.0	0.0	5.0	0.0	0.0	5.0
Less: derivative exposures and SFTs[3]	(0.9)	(0.4)	0.1	(115.8)	0.3	(116.7)
On-balance sheet exposures	(0.8)	1.6	0.0	(35.7)	49.0	14.2
Derivative exposures	1.1	0.4	0.0	16.4	(0.1)	17.8
Securities financing transactions	(2.1)	0.1	(0.1)	23.8	(11.3)	10.4
Off-balance sheet items	(0.2)	0.0	0.0	(0.1)	2.3	2.0
Items deducted from Swiss SRB tier 1 capital	0.0	0.2	0.0	(0.1)	0.2	0.2
Total	(2.1)	2.3	0.0	4.3	40.2	44.6

1 This table does not reflect the effects of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    2 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    3 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.

Capital management

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions. Average RWA and LRD are converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

Furthermore, we allocate to business divisions attributed equity that is related to certain CET1 deduction items, such as compensation-related components and the expected losses on advanced internal ratings-based portfolio less general provisions.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

We attribute all remaining Basel III capital deduction items to Group Functions. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together generally constitute the largest component, dividend accruals and unrealized gains from cash flow hedges.

→   Refer to the “Capital management” section of our Annual Report 2019 for more information about the equity attribution framework

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended
USD billion	31.3.20	31.12.19	31.3.19
Global Wealth Management	16.5	16.6	16.4
Personal & Corporate Banking	8.7	8.5	8.3
Asset Management	1.8	1.8	1.8
Investment Bank	12.4	12.3	12.3
Group Functions	16.8	16.2	14.5
of which: deferred tax assets[1]	6.9	7.0	7.3
of which: related to retained RWA and LRD[2,3]	2.8	2.6	3.1
of which: defined benefit plans	0.1	1.1	0.0
of which: dividend accruals and others	6.9	5.5	4.1
Average equity attributed to business divisions and Group Functions	56.2	55.4	53.3

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold) as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 Temporary exemptions granted by FINMA until 1 July 2020 are not considered for average attributed equity. Refer to “Regulatory and legal developments” in the “Recent developments” section of this report for more information about the temporary exemptions granted by FINMA.

Return on attributed equity[1]
	For the quarter ended
In %	31.3.20	31.12.19	31.3.19
Global Wealth Management	29.6	18.5	21.1
Personal & Corporate Banking	15.3	14.5	18.5
Asset Management	34.4	40.3	23.0
Investment Bank	22.8	(0.7)	6.8
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share. Shares issued were unchanged in the first quarter of 2020.

We held 275 million shares as of 31 March 2020, of which 149 million shares had been acquired under our share repurchase program for cancelation purposes. The remaining 126 million shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans.

Treasury shares held increased by 32 million shares in the first quarter of 2020. This increase was mainly driven by repurchases of 31.3 million shares under our CHF 2,000 million share repurchase program. Since March 2018, when the share repurchase program started, we have acquired 149.0 million shares for a total consideration of CHF 1,900 million (USD 1,931 million). We have temporarily suspended share repurchases given the current uncertain environment.

In addition to the aforementioned effects, the delivery of treasury shares under share-based compensation plans was largely offset by purchases of shares from the market to hedge our future share delivery obligations related to employee share-based compensation awards.

UBS Group AG share information
	As of or for the quarter ended			% change from
	31.3.20	31.12.19	31.3.19	31.12.19
Shares issued	3,859,055,395	3,859,055,395	3,858,959,179	0
Treasury shares	274,964,517	243,021,296	145,878,663	13
of which: related to share repurchase program	148,975,800	117,706,540	48,318,800	27
Shares outstanding	3,584,090,878	3,616,034,099	3,713,080,516	(1)
Basic earnings per share (USD)[1]	0.44	0.20	0.31	120
Diluted earnings per share (USD)[1]	0.43	0.19	0.30	126
Basic earnings per share (CHF)[2]	0.43	0.20	0.31	118
Diluted earnings per share (CHF)[2]	0.41	0.19	0.30	115
Equity attributable to shareholders (USD million)	57,949	54,533	53,667	6
Less: goodwill and intangible assets (USD million)	6,407	6,469	6,621	(1)
Tangible equity attributable to shareholders (USD million)	51,542	48,064	47,046	7
Total book value per share (USD)	16.17	15.08	14.45	7
Tangible book value per share (USD)	14.38	13.29	12.67	8
Share price (USD)[3]	9.39	12.63	12.12	(26)
Market capitalization (USD million)	33,649	45,661	45,009	(26)

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency.    3 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

59	Income statement
60	Statement of comprehensive income
62	Balance sheet
64	Statement of changes in equity
66	Statement of cash flows

68	1 Basis of accounting
71	2 Segment reporting
72	3 Net interest income
72	4 Net fee and commission income
73	5 Other income
73	6 Personnel expenses
73	7 General and administrative expenses
74	8 Income taxes
74	9 Earnings per share (EPS) and shares outstanding
75	10 Expected credit loss measurement
80	11 Fair value measurement
89	12 Derivative instruments
90	13 Other assets and liabilities
91	14 Debt issued designated at fair value
92	15 Debt issued measured at amortized cost
93	16 Provisions and contingent liabilities
101	17 Guarantees, commitments and forward starting transactions
102	18 Currency translation rates
102	19 Events after the reporting period

UBS AG interim consolidated financial information (unaudited)

104	Comparison between UBS Group AG consolidated and UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended
USD million	Note	31.3.20	31.12.19	31.3.19
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,455	2,566	2,669
Interest expense from financial instruments measured at amortized cost	3	(1,385)	(1,578)	(1,885)
Net interest income from financial instruments measured at fair value through profit or loss		261	273	339
Net interest income	3	1,330	1,262	1,123
Other net income from financial instruments measured at fair value through profit or loss		1,807	1,381	1,935
Credit loss (expense) / recovery	10	(268)	(8)	(20)
Fee and commission income	4	5,477	4,856	4,541
Fee and commission expense	4	(456)	(458)	(409)
Net fee and commission income	4	5,021	4,398	4,132
Other income	5	43	19	49
Total operating income		7,934	7,052	7,218
Personnel expenses	6	4,321	3,902	4,043
General and administrative expenses	7	1,133	1,618	1,187
Depreciation and impairment of property, equipment and software		456	480	427
Amortization and impairment of goodwill and intangible assets		16	125	16
Total operating expenses		5,926	6,124	5,672
Operating profit / (loss) before tax		2,008	928	1,546
Tax expense / (benefit)	8	410	200	407
Net profit / (loss)		1,598	727	1,139
Net profit / (loss) attributable to non-controlling interests		3	6	(2)
Net profit / (loss) attributable to shareholders		1,595	722	1,141

Earnings per share (USD)
Basic	9	0.44	0.20	0.31
Diluted	9	0.43	0.19	0.30

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19

Comprehensive income attributable to shareholders
Net profit / (loss)	1,595	722	1,141

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(280)	723	(157)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	143	(343)	26
Foreign currency translation differences on foreign operations reclassified to the income statement	0	3	1
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	(8)	(2)	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	0	(1)	1
Subtotal foreign currency translation, net of tax	(145)	380	(128)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	208	(12)	81
Realized gains reclassified to the income statement from equity	(9)	(4)	(1)
Realized losses reclassified to the income statement from equity	0	0	0
Income tax relating to net unrealized gains / (losses)	(51)	4	(17)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	147	(11)	62
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	1,953	(545)	588
Net (gains) / losses reclassified to the income statement from equity	(103)	(82)	(21)
Income tax relating to cash flow hedges	(345)	121	(107)
Subtotal cash flow hedges, net of tax	1,505	(506)	459
Fair value hedges of foreign currency risk
Change in fair value of cost of hedging, before tax	6
Amortization of initial cost of hedging to the income statement	2
Income tax relating to cost of hedging	0
Subtotal cost of hedging, net of tax	8
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,515	(137)	393

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	10[1]	(2,475)	(163)
Income tax relating to defined benefit plans	143	461	(16)
Subtotal defined benefit plans, net of tax	153	(2,015)	(179)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	1,156	(147)	(326)
Income tax relating to own credit on financial liabilities designated at fair value	(223)	0	8
Subtotal own credit on financial liabilities designated at fair value, net of tax	934	(147)	(318)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	1,086	(2,162)	(497)

Total other comprehensive income	2,602	(2,299)	(104)
Total comprehensive income attributable to shareholders	4,197	(1,577)	1,037

Statement of comprehensive income (continued)
	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	3	6	(2)

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(5)	4	4
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(5)	4	4
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(5)	4	4
Total comprehensive income attributable to non-controlling interests	(2)	10	2

Total comprehensive income
Net profit / (loss)	1,598	727	1,139
Other comprehensive income	2,597	(2,295)	(100)
of which: other comprehensive income that may be reclassified to the income statement	1,515	(137)	393
of which: other comprehensive income that will not be reclassified to the income statement	1,082	(2,158)	(493)
Total comprehensive income	4,195	(1,567)	1,039

1 Includes a net pre-tax OCI gain of USD 247 million related to UK defined benefit plans (driven by a decrease in the defined benefit obligation mainly resulting from a higher discount rate), largely offset by a net pre-tax OCI loss of USD 242 million related to the Swiss pension plan (driven by an extraordinary employer contribution of USD 235 million that increased the gross plan assets, but led to an OCI loss as no net pension asset could be recognized on the balance sheet as of 31 March 2020 due to the asset ceiling). Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of the Annual Report 2019 for more information about the effects from changes to the Swiss pension plan and the measures to mitigate them.

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	31.3.20	31.12.19

Assets
Cash and balances at central banks		139,258	107,068
Loans and advances to banks		16,972	12,447
Receivables from securities financing transactions		89,648	84,245
Cash collateral receivables on derivative instruments	12	39,545	23,289
Loans and advances to customers	10	337,551	326,786
Other financial assets measured at amortized cost	13	23,765	22,980
Total financial assets measured at amortized cost		646,739	576,815
Financial assets at fair value held for trading	11	90,490	127,514
of which: assets pledged as collateral that may be sold or repledged by counterparties		31,192	41,285
Derivative financial instruments	11, 12	212,982	121,841
Brokerage receivables	11	20,319	18,007
Financial assets at fair value not held for trading	11	82,753	83,944
Total financial assets measured at fair value through profit or loss		406,544	351,307
Financial assets measured at fair value through other comprehensive income	11	7,653	6,345
Investments in associates		1,042	1,051
Property, equipment and software		12,764	12,804
Goodwill and intangible assets		6,407	6,469
Deferred tax assets		9,316	9,537
Other non-financial assets	13	7,634	7,856
Total assets		1,098,099	972,183

Balance sheet (continued)
USD million	Note	31.3.20	31.12.19

Liabilities
Amounts due to banks		18,822	6,570
Payables from securities financing transactions		12,867	7,778
Cash collateral payables on derivative instruments	12	45,649	31,415
Customer deposits		465,946	448,284
Debt issued measured at amortized cost	15	115,432	110,497
Other financial liabilities measured at amortized cost	13	9,934	9,712
Total financial liabilities measured at amortized cost		668,649	614,256
Financial liabilities at fair value held for trading	11	32,571	30,591
Derivative financial instruments	11, 12	206,649	120,880
Brokerage payables designated at fair value	11	37,652	37,233
Debt issued designated at fair value	11, 14	53,299	66,809
Other financial liabilities designated at fair value	11, 13	31,536	35,940
Total financial liabilities measured at fair value through profit or loss		361,707	291,452
Provisions	16	2,566	2,974
Other non-financial liabilities	13	7,059	8,794
Total liabilities		1,039,981	917,476

Equity
Share capital		338	338
Share premium		17,633	18,064
Treasury shares		(3,636)	(3,326)
Retained earnings		36,796	34,154
Other comprehensive income recognized directly in equity, net of tax		6,818	5,303
Equity attributable to shareholders		57,949	54,533
Equity attributable to non-controlling interests		169	174
Total equity		58,118	54,707
Total liabilities and equity		1,098,099	972,183

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2019 before the adoption of IFRIC 23	338	20,843	(2,631)	30,448
Effect of adoption of IFRIC 23				(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	20,843	(2,631)	30,437
Issuance of share capital	0
Acquisition of treasury shares			(466)[2]
Delivery of treasury shares under share-based compensation plans		(841)	871
Other disposal of treasury shares		(1)	16[2]
Premium on shares issued and warrants exercised		28
Share-based compensation expensed in the income statement		167
Tax (expense) / benefit		5
Dividends
Equity classified as obligation to purchase own shares		(60)
Translation effects recognized directly in retained earnings				4
New consolidations / (deconsolidations) and other increases / (decreases)		(6)
Total comprehensive income for the period				644
of which: net profit / (loss)				1,141
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(179)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(318)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2019	338	20,135	(2,210)	31,085

Balance as of 1 January 2020	338	18,064	(3,326)	34,154
Issuance of share capital	0
Acquisition of treasury shares			(983)[2]
Delivery of treasury shares under share-based compensation plans		(589)	615
Other disposal of treasury shares		(13)	59[2]
Premium on shares issued and warrants exercised
Share-based compensation expensed in the income statement		163
Tax (expense) / benefit		9
Dividends
Translation effects recognized directly in retained earnings				0
Share of changes in retained earnings of associates and joint ventures				(40)
New consolidations / (deconsolidations) and other increases / (decreases)		0
Total comprehensive income for the period				2,681
of which: net profit / (loss)				1,595
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				153
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				934
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2020	338	17,633	(3,636)	36,796

1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.    2 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market-maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	of which: fair value hedges of foreign currency risk	Total equity attributable to shareholders	Non-controlling interests	Total equity
3,930	3,924	(103)	109		52,928	176	53,103
					(11)		(11)
3,930	3,924	(103)	109		52,917	176	53,092
					0		0
					(466)		(466)
					30		30
					16		16
					28		28
					167		167
					5		5
					0	(4)	(4)
					(60)		(60)
(4)			(4)		0		0
					(6)	0	(7)
393	(128)	62	459		1,037	2	1,039
					1,141	(2)	1,139
393	(128)	62	459		393		393
					(179)		(179)
					(318)		(318)
					0	4	4
4,320	3,796	(40)	564		53,667	173	53,840

5,303	4,028	14	1,260		54,533	174	54,707
					0		0
					(983)		(983)
					25		25
					45		45
					0		0
					163		163
					9		9
					0	(3)	(3)
0		0	0		0		0
					(40)		(40)
					0	0	0
1,515	(145)	147	1,505	8	4,197	(2)	4,195
					1,595	3	1,598
1,515	(145)	147	1,505	8	1,515		1,515
					153		153
					934		934
					0	(5)	(5)
6,818	3,883	162	2,765	8	57,949	169	58,118

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	31.3.20	31.3.19

Cash flow from / (used in) operating activities
Net profit / (loss)	1,598	1,139
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	456	427
Amortization and impairment of intangible assets	16	16
Credit loss expense / (recovery)	268	20
Share of net profits of associates / joint ventures and impairment of associates	(16)	(15)
Deferred tax expense / (benefit)	188	237
Net loss / (gain) from investing activities	84	(73)
Net loss / (gain) from financing activities	(12,558)	4,273
Other net adjustments	(241)	173
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	12,436	(1,696)
Securities financing transactions	(439)	(9,997)
Cash collateral on derivative instruments	(2,030)	(133)
Loans and advances to customers	(11,193)	(855)
Customer deposits	18,466	9,793
Financial assets and liabilities at fair value held for trading and derivative financial instruments	35,463	1,652
Brokerage receivables and payables	(1,903)	1,473
Financial assets at fair value not held for trading, other financial assets and liabilities	(2,263)	(1,031)
Provisions, other non-financial assets and liabilities	(2,212)	(1,188)
Income taxes paid, net of refunds	(286)	(219)
Net cash flow from / (used in) operating activities	35,832	3,995

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(1)	(1)
Disposal of subsidiaries, associates and intangible assets	0	27
Purchase of property, equipment and software	(374)	(367)
Disposal of property, equipment and software	3	2
Purchase of financial assets measured at fair value through other comprehensive income	(1,835)	(1,033)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	674	610
Net (purchase) / redemption of debt securities measured at amortized cost	38	629
Net cash flow from / (used in) investing activities	(1,496)	(132)

Statement of cash flows (continued)
	Year-to-date
USD million	31.3.20	31.3.19

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	5,751	(6,858)
Net movements in treasury shares and own equity derivative activity	(917)	(399)
Repayment of lease liabilities[1]	(140)
Issuance of long-term debt, including debt issued designated at fair value	23,041	17,641
Repayment of long-term debt, including debt issued designated at fair value	(23,971)	(10,263)
Net changes in non-controlling interests	(8)	(4)
Net cash flow from / (used in) financing activities	3,756	116

Total cash flow
Cash and cash equivalents at the beginning of the period	119,873	126,079
Net cash flow from / (used in) operating, investing and financing activities	38,091	3,979
Effects of exchange rate differences on cash and cash equivalents	(176)	(1,289)
Cash and cash equivalents at the end of the period[2]	157,789	128,769
of which: cash and balances at central banks[3]	139,155	110,514
of which: loans and advances to banks	16,087	15,971
of which: money market paper[4]	2,547	2,285

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash[5]	3,457	3,917
Interest paid in cash[5]	2,886	3,446
Dividends on equity investments, investment funds and associates received in cash	727	1,238

1 In 2019 cash payments for the principal portion of the lease liability were classified within operating activities under Financial assets at fair value not held for trading, other financial assets and liabilities.    2 USD 4,370 million and USD 4,678 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 March 2020 and 31 March 2019, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    3 Includes only balances with an original maturity of three months or less.    4 Money market paper is included in the balance sheet under Financial assets at fair value held for trading (31 March 2020: USD 402 million; 31 March 2019: USD 649 million), Financial assets at fair value not held for trading (31 March 2020: USD 1,729 million; 31 March 2019: USD 1,475 million), Other financial assets measured at amortized cost (31 March 2020: USD 397 million; 31 March 2019: USD 155 million) and Financial assets measured at fair value through other comprehensive income (31 March 2020: USD 19 million; 31 March 2019: USD 5 million).    5 Interest received and paid in cash for the quarter ended 31 March 2019 include the total of interest on financial instruments measured at amortized cost / fair value through other comprehensive income (USD 2,630 million interest received and USD 2,124 million interest paid) and interest on financial instruments measured at fair value through profit or loss (USD 1,286 million interest received and USD 1,322 million interest paid). Refer to the Statement of cash flows in the “Consolidated financial statements” section of the Annual Report 2019.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together, “UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD), which is also the functional currency of: UBS Group AG; UBS AG’s Head Office; UBS AG, London Branch; and UBS’s US-based operations. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2019, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements included in the Annual Report 2019. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2019.
Critical accounting estimates and judgments affected by the COVID-19 pandemic

UBS has considered the statement made by the IASB on 27 March 2020 on accounting for expected credit losses under IFRS 9, Financial Instruments, given the uncertainty resulting from the COVID-19 pandemic. UBS has continued to comply with the requirements of IFRS 9 in arriving at an unbiased, probability-weighted estimate of expected credit losses. Appropriate judgment has been applied when determining the effects of COVID-19, given the significant uncertainty that exists, in particular when assessing future macroeconomic conditions and whether a significant increase in credit risk has occurred. In addition, effects arising from the various government support measures have been considered.

→   Refer to Note 10 for more information

Presentation of interest income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2020, UBS presents interest income and interest expense from financial instruments measured at fair value through profit or loss on a net basis in its Income Statement, in line with how UBS assesses and manages interest and in accordance with IFRS. This presentation change has no effect on Net interest income or on Net profit attributable to shareholders. Prior periods have been aligned with this change in presentation. Further information about net interest income from financial instruments measured at fair value through profit or loss is provided in Note 3.

Segment reporting

Effective from 1 January 2020, UBS only reports total operating expenses for each business division and no longer discloses a detailed cost breakdown by financial statement line item within its Segment reporting disclosures provided in Note 2. This change streamlines reporting, ensures alignment with how UBS manages its cost base and has no effect on the Income Statement, or on the net profit of any business division.

In addition, UBS has renamed Corporate Center, including Group Treasury, Non-core and Legacy Portfolio and Group services and other, to Group Functions in order to better reflect the nature of the activities it performs.

Note 1 Basis of accounting (continued)

Adoption of hedge accounting requirements of IFRS 9, Financial Instruments

Application and transition effect

Effective from 1 January 2020, UBS has prospectively adopted the hedge accounting requirements of IFRS 9, Financial Instruments, for all of its existing hedge accounting programs, except for fair value hedges of portfolio interest rate risk, which, as permitted under IFRS 9, continue to be accounted for under IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9’s hedge accounting model further aligns accounting with risk management practices, amends hedge effectiveness requirements and prohibits voluntary de-designations. IFRS 9 permits the designation of certain additional hedged items, including layer components, net positions, and aggregated exposures, such as a combination of a non-derivative and derivative. IFRS 9 also introduces the concept of “cost of hedging,” under which the time value of an option contract, the forward element of a forward contract or foreign currency basis spread in a cross-currency swap can be deferred in other comprehensive income and, depending on the nature of the hedged transaction, released to the income statement either when the hedged item affects the income statement or over the term of the hedged item.

The adoption of these requirements had no financial impact on UBS’s financial statements. However, the adoption allows UBS to designate more effective hedge accounting relationships, including fair value hedges of foreign currency risk using cross-currency swaps, and to reduce income statement volatility caused by foreign currency basis spread.

Starting from 1 January 2020, UBS has been utilizing the concept of “cost of hedging” in its newly designated fair value hedge program of foreign currency debt using cross-currency swaps. The hedged risk is determined as changes in the value of the hedged items arising solely from changes in spot foreign exchange rates. The foreign currency basis spread in cross-currency swaps is excluded from the hedge designation and accounted for through other comprehensive income as a cost of hedging. As of 31  March 2020, the notional of hedging instruments and hedged items designated in the program amounted to USD 13.1 billion, with a gain of USD 8 million deferred in other comprehensive income as a cost of hedging.

Update to significant accounting policy – Hedge accounting (disclosed in “Note 1a item 3j Hedge accounting” in the financial statements 2019 included in the Annual Report 2019)

Hedge accounting under IFRS 9

The Group applies hedge accounting requirements of IFRS 9, Financial Instruments, for fair value hedges of interest rate risk related to debt instruments, fair value hedges of foreign exchange risk related to debt instruments, cash flow hedges of forecast transactions and hedges of net investments in foreign operations.

At the time a financial instrument is designated in a hedge relationship, UBS formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, the nature of risk being hedged and the methods that will be used to assess whether the hedge effectiveness criteria are met. As part of effectiveness testing, UBS assesses, both at the inception of the hedge and on an ongoing basis, whether there is an economic relationship between the hedged item and the hedging instrument, including whether the relationship is dominated by the effect of credit risk and whether the appropriate hedge ratio is being used. In the case of hedging forecast transactions, the forecast transaction must be highly probable to occur. UBS discontinues hedge accounting when: (i) the hedge effectiveness criteria have ceased to be met; (ii) the derivative expires or is sold, terminated or exercised; (iii) the hedged item matures, is sold or repaid; (iv) forecast transactions are no longer deemed to meet the highly probable criteria; or (v) the risk management objective on the basis of which the hedge relationship was designated changes. Voluntary discontinuation of hedge accounting is not permitted.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging instrument differ from changes in the fair value of the hedged item attributable to the hedged risk, or the amount by which changes in the present value of future cash flows of the hedging instrument exceed changes in the present value of expected cash flows of the hedged item. Such ineffectiveness is recorded in Other net income from financial instruments measured at fair value through profit or loss.

Fair value hedges of interest rate risk related to debt instruments

In fair value hedges of interest rate risk, the fair value change of the hedged item attributable to the hedged risk is reflected as an adjustment to the carrying value of the hedged item and recognized in the income statement along with the change in the fair value of the hedging instrument. If the hedge accounting relationship is terminated for reasons other than derecognition of the hedged item, the adjustment to the carrying value is amortized to the income statement over the remaining term to maturity of the hedged item using the effective interest rate method.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Fair value hedges of foreign exchange risk related to debt instruments

In fair value hedges of foreign currency risk, the fair value change of the hedged item attributable to the hedged risk is reflected in the measurement of the hedged item and recognized in the income statement along with the change in the fair value of the hedging instrument. The foreign currency basis spread of cross-currency swaps designated as hedging derivatives is excluded from the designation of fair value hedges of foreign currency risk. UBS has chosen to account for the foreign currency basis as a cost of hedging with amounts deferred in Other comprehensive income within Equity. These amounts are released to the income statement over the term of the hedged item or upon discontinuation of the hedge relationship.

Cash flow hedges of forecast transactions

Fair value gains or losses associated with the effective portion of derivatives designated as cash flow hedges for cash flow repricing risk are recognized initially in Other comprehensive income within Equity. When the hedged forecast cash flows affect profit or loss, the associated gains or losses on the hedging derivatives are reclassified from Equity to the income statement and are presented in Interest income from derivative instruments designated as cash flow hedges within  Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income.

If a cash flow hedge of forecast transactions is no longer considered effective, or if the hedge relationship is terminated, the cumulative gains or losses on the hedging derivatives previously reported in Other comprehensive income within Equity remain there until the committed or forecast transactions occur and affect profit or loss. If the forecast transactions are no longer expected to occur, the deferred gains or losses are immediately reclassified to the income statement.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Other comprehensive income within Equity,  whilst any gains or losses relating to the ineffective and/or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. Upon disposal or partial disposal of the foreign operation, the cumulative value of any such gains or losses recognized in Equity  associated with the entity is reclassified to Other income.

Hedge accounting under IAS 39

As permitted under IFRS 9, the Group continues to apply hedge accounting requirements of IAS 39 to fair value hedges of portfolio interest rate risk related to loans. As a result, the hedge accounting policy set out in the UBS Group AG consolidated financial statements included in the Annual Report 2019 continues to apply to this program.

Conceptual Framework

Effective from 1 January 2020, UBS has adopted the revised version of the Conceptual Framework for Financial Reporting (the Framework), issued by the IASB in March 2018. The Framework sets out the fundamental concepts of financial reporting and acts for UBS as a point of reference when developing accounting policies in rare instances where a particular business transaction is not covered by existing IFRS standards. The adoption of the Framework by UBS had no effect on the Group’s financial statements.

Amendments to IFRS 3, Business Combinations

As of 1 January 2020, UBS has adopted Definition of a Business (Amendments to IFRS 3) for transactions with an acquisition date on or after this date. The amendments clarify the definition of a business, with the objective of assisting in the determination of whether a transaction should be accounted for as a business combination or an asset acquisition. The adoption of these amendments on 1 January 2020 had no effect on the Group’s financial statements.

Note 2   Segment reporting

UBS’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions they reflect the management structure of the Group.

→   Refer to “Note 1a Significant accounting policies item 2” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2019 for more information about the Group’s reporting segments

As outlined in Note 1, beginning with the first quarter 2020 report, UBS no longer discloses operating expenses by financial statement line item for each of its business divisions within its segment reporting disclosures. In addition, UBS has renamed Corporate Center to Group Functions in order to better reflect the nature of the activities it performs.

→   Refer to Note 1 for more information

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the quarter ended 31 March 2020
Net interest income	1,031	511	(4)	(95)	(113)	1,330
Non-interest income	3,569	470	518	2,666	(352)	6,871
Income	4,600	981	514	2,571	(465)	8,202
Credit loss (expense) / recovery	(53)	(77)	0	(122)	(16)	(268)
Total operating income	4,547	904	514	2,449	(480)	7,934
Total operating expenses	3,329	570	357	1,741	(71)	5,926
Operating profit / (loss) before tax	1,218	334	157	709	(410)	2,008
Tax expense / (benefit)						410
Net profit / (loss)						1,598

As of 31 March 2020
Total assets	309,878	211,455	29,526	395,925	151,316	1,098,099

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the quarter ended 31 March 2019
Net interest income	1,009	493	(7)	(188)	(184)	1,123
Non-interest income	2,994	462	453	1,976	231	6,115
Income	4,003	955	446	1,788	47	7,239
Credit loss (expense) / recovery	1	2	0	(22)	0	(20)
Total operating income	4,003	957	446	1,765	47	7,218
Total operating expenses	3,140	570	343	1,558	62	5,672
Operating profit / (loss) before tax	863	387	103	207	(15)	1,546
Tax expense / (benefit)						407
Net profit / (loss)						1,139

As of 31 December 2019
Total assets	309,766	209,405	34,565	315,855	102,592	972,183

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 3  Net interest income

	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[1]	1,868	1,915	2,024
Interest income from securities financing transactions[2]	367	440	498
Interest income from other financial instruments measured at amortized cost	89	94	96
Interest income from debt instruments measured at fair value through other comprehensive income	17	37	26
Interest income from derivative instruments designated as cash flow hedges	113	80	26
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,455	2,566	2,669
Interest expense on loans and deposits[3]	463	567	666
Interest expense on securities financing transactions[4]	219	255	288
Interest expense on debt issued	676	726	899
Interest expense on lease liabilities	28	30	32
Total interest expense from financial instruments measured at amortized cost	1,385	1,578	1,885
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,069	988	785
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	201	240	434
Net interest income from brokerage balances	137	127	77
Net interest income from securities financing transactions at fair value not held for trading[5]	33	36	30
Interest income from other financial instruments at fair value not held for trading	202	222	220
Interest expense on other financial instruments designated at fair value	(311)	(351)	(423)
Total net interest income from financial instruments measured at fair value through profit or loss	261	273	339
Total net interest income	1,330	1,262	1,123

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, cash collateral receivables on derivative instruments, and negative interest on amounts due to banks and customer deposits.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and negative interest on cash and balances at central banks, loans and advances to banks.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    5 Includes interest expense on securities financing transactions designated at fair value.

Note 4  Net fee and commission income

	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Fee and commission income
Underwriting fees	200	194	155
of which: equity underwriting fees	106	122	48
of which: debt underwriting fees	93	72	107
M&A and corporate finance fees	218	158	117
Brokerage fees	1,245	794	828
Investment fund fees	1,295	1,286	1,177
Portfolio management and related services	2,059	1,978	1,804
Other	461	446	459
Total fee and commission income[1]	5,477	4,856	4,541
of which: recurring	3,341	3,216	2,998
of which: transaction-based	2,098	1,542	1,516
of which: performance-based	39	99	27
Fee and commission expense
Brokerage fees paid	86	74	79
Distribution fees paid	156	159	142
Other	214	225	187
Total fee and commission expense	456	458	409
Net fee and commission income	5,021	4,398	4,132
of which: net brokerage fees	1,158	720	748

1 Reflects third-party fee and commission income for the first quarter of 2020 of USD 3,384 million for Global Wealth Management (fourth quarter of 2019: USD 2,943 million; first quarter of 2019: USD 2,817 million), USD 354 million for Personal & Corporate Banking (fourth quarter of 2019: USD 322 million; first quarter of 2019: USD 324 million), USD 702 million for Asset Management (fourth quarter of 2019: USD 747 million; first quarter of 2019: USD 619 million), USD 1,004 million for the Investment Bank (fourth quarter of 2019: USD 812 million; first quarter of 2019: USD 758 million) and USD 33 million for Group Functions (fourth quarter of 2019: USD 30 million; first quarter of 2019: USD 22 million).

Note 5  Other income

	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	8	(1)	1
Net gains / (losses) from disposals of investments in associates	0	0	4
Share of net profits of associates and joint ventures	16	13	15
Total	25	12	19
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	9	4	1
Income from properties[2]	7	7	7
Net gains / (losses) from properties held for sale	0	(27)	0
Other	3	23	22
Total other income	43	19	49
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations. 2 Includes rent received from third parties.

Note 6  Personnel expenses

	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Salaries and variable compensation	2,561	2,225	2,420
Financial advisor compensation[1]	1,094	1,049	960
Contractors	84	99	96
Social security	211	193	213
Pension and other post-employment benefit plans	236	183	224
Other personnel expenses	135	152	128
Total personnel expenses	4,321	3,902	4,043

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 7  General and administrative expenses

	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Occupancy	97	100	97
Rent and maintenance of IT and other equipment	198	196	185
Communication and market data services	149	160	156
Administration	148	198	123
of which: UK and German bank levies	15	61	15
Marketing and public relations	50	111	65
Travel and entertainment	69	99	90
Professional fees	160	285	176
Outsourcing of IT and other services	235	340	271
Litigation, regulatory and similar matters[1]	6	104	(8)
Other	20	24	32
Total general and administrative expenses	1,133	1,618	1,187

1 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16 for more information. Also includes recoveries from third parties (first quarter of 2020: USD 1 million; fourth quarter of 2019: USD 1 million; first quarter of 2019: USD 7 million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8   Income taxes

The Group recognized income tax expenses of USD 410 million for the first quarter of 2020, representing an effective tax rate of 20.4%, compared with USD 407 million for the first quarter of 2019.

Current tax expenses were USD 222 million, compared with USD 170 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 188 million, compared with USD 237 million. These primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences, including the amortization of US tax loss DTAs at the level of UBS Americas Inc.

Note 9  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended
	31.3.20	31.12.19	31.3.19

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	1,595	722	1,141

Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	1,595	722	1,141
Less: (profit) / loss on own equity derivative contracts	0	0	0
Net profit / (loss) attributable to shareholders for diluted EPS	1,595	722	1,141

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,591,853,051	3,620,301,872	3,694,398,974
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	114,911,986	111,621,088	106,745,967
Weighted average shares outstanding for diluted EPS	3,706,765,037	3,731,922,960	3,801,144,941

Earnings per share (USD)
Basic	0.44	0.20	0.31
Diluted	0.43	0.19	0.30

Shares outstanding and potentially dilutive instruments
Shares issued	3,859,055,395	3,859,055,395	3,858,959,179
Treasury shares	274,964,517	243,021,296	145,878,663
Shares outstanding	3,584,090,878	3,616,034,099	3,713,080,516
Potentially dilutive instruments[2]	29,801,232	21,578,671	26,044,977

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented. It mainly includes equity derivative contracts.

Note 10  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 268 million during the first quarter of 2020, compared with USD 20 million during the first quarter of 2019, reflecting net expenses of USD 89 million related to stages 1 and 2 positions and net expenses of USD 179 million related to credit-impaired (stage 3) positions.

Stages 1 and 2 net credit loss expenses of USD 89 million include: (i) USD 63 million expenses that result from certain lending positions to industries and sectors that were adversely affected by COVID-19 and other market effects, in particular from energy-related exposures (USD 26 million) and securities financing transactions with a number of real estate investment trusts (USD 15 million); and (ii) USD 26 million expenses from systemic changes in scenarios and scenario weights.

Stage 3 net credit loss expenses of USD 179 million were recognized across Personal & Corporate Banking (USD 62 million), the Investment Bank (USD 60 million), Global Wealth Management (USD 41 million) and Group Functions (USD 16 million). Stage 3 expenses in Personal & Corporate Banking predominantly stem from a deterioration in the recoveries expected from loans to corporate counterparties that were already credit-impaired at year-end 2019. Stage 3 expenses in the Investment Bank include a number of credit-impaired positions from energy-related exposures (USD 44 million) and securities financing transactions with a number of real estate investment trusts (USD 16 million). Stage 3 expenses in Global Wealth Management primarily relate to a small number of collateralized lending positions. Stage 3 expenses in Group Functions arose from an energy-related exposure in the Non-core and Legacy Portfolio.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

The rapid spread of COVID-19 and the unprecedented measures taken by governments across the globe to contain the pandemic have resulted in a high degree of uncertainty regarding the economic consequences of these events. Management has assessed the situation and has exercised judgment in the absence of historic precedent, as explained below. Management has also carefully considered guidance issued by supervisory authorities concerning the interpretation of key elements of IFRS 9, Financial instruments, in the context of COVID-19. The guidance covers three main areas: (i) identification of appropriate forecasts, (ii) giving due consideration to various government support measures and (iii) identifying a significant increase in credit risk, in particular when payment holidays or other concessions may have been granted.

Identification of appropriate forecasts, scenarios and scenario weights

In the first quarter of 2020, the four scenarios and related macroeconomic factors that were applied at the end of 2019 were reviewed in light of the economic and political conditions prevailing at quarter-end through a series of extraordinary governance meetings, with input from UBS risk and finance experts across the regions and business divisions.

The key aspects of the narratives for the scenarios are summarized below.

–   The baseline scenario was updated for 31 March 2020 and assumes a deterioration of GDP in relevant markets, especially in the US and in Switzerland, increasing unemployment, including a sharp increase in the US in the first half of 2020 to previously unseen levels, lower equity prices and higher market volatility. House prices are assumed to be largely flat in Switzerland over 2020 but to decrease in the US. Overall, modest economic improvements are expected to take place from the second half of 2020. There is, however, substantial uncertainty regarding the extent to which the baseline scenario narrative reliably captures the effects of government measures to mitigate the health and economic effects of the pandemic crisis. Consequently, there is substantial uncertainty regarding the extent to which the baseline scenario, as applied in UBS’s models, can reliably predict the effects of the pandemic crisis on UBS’s credit portfolio across divisions and regions.

–   The hypothetical scenarios, in particular the upside and mild downside scenarios, are now less plausible. Given the considerable uncertainties associated with the economic conditions, an exceptional interim redesign of these scenarios was not deemed appropriate. In addition, having multiple scenarios would be speculative and compete with the probability weight estimation for the baseline and severe downside scenario. Therefore, management agreed that the upside and the mild downside narratives should not be changed at this point in time, but their probability weights should be set to zero (see further information below).

–   The narrative for the severe downside scenario covers a severe recessionary phase affecting all major economies, with a wide-ranging slowdown, mainly caused by global trade tensions and debt sustainability concerns in Europe. Trade and business confidence are also affected, in particular in the key export markets for Swiss industry. The severe downside scenario is still considered appropriate in light of COVID-19, given the recessionary impacts it covers, even though the narrative is based on a different trigger for a global recession.

As a consequence of the exceptional circumstances and prevailing uncertainties at the end of the first quarter of 2020, the weight allocation between the four scenarios has shifted significantly. The upside and mild downside scenarios have been temporarily weighted with a 0% probability, with the baseline scenario weighted at 70% and the severe downside scenario at 30% to best reflect management’s current sentiment regarding the boundaries of economic outcomes. The weight allocated to the severe downside scenario is substantially higher than the 15% weight applied in the fourth quarter of 2019, as there is significant uncertainty as to whether the pandemic can be contained sufficiently early and effectively. If not, a longer-term economic shock is expected, which could not be sufficiently counteracted by government measures, or, alternatively, could lead to potentially unstable fiscal positions with far-reaching consequences. With interest rates at their current level – and further lowered in some countries – there is extremely limited room for central banks to stimulate the economy. In such a severe downside scenario, the risk significantly increases that firms, while temporarily kept afloat with liquidity lines, will encounter a deteriorating credit standing or solvency problems.

Note 10   Expected credit loss measurement (continued)

Economic scenarios and weights applied

ECL scenario	Assigned weights in %
	31.3.20	31.12.19
Upside	0.0	7.5
Baseline	70.0	42.5
Mild downside	0.0	35.0
Severe downside	30.0	15.0

ECL is sensitive to changing scenario weights, in particular if narratives and parameters are selected that are not close to the baseline scenario, highlighting the non-linearity of credit losses. UBS reported USD 429 million ECL allowances and provisions for stages 1 and 2 positions at the end of the first quarter 2020. If UBS had applied a 100% weight to the baseline scenario or 100% weight to the global crisis scenario, ECL allowances and provisions would have been approximately USD 400 million and USD 600 million, respectively. If all stage 1 and 2 positions across the portfolio had been measured for lifetime ECLs irrespective of their actual SICR status, with a 70% weight applied to the baseline and 30% to the severe downside scenario, ECL allowances and provisions for positions not subject to credit-impairment would have been approximately USD 900 million.

Consideration regarding the various government support measures

The effects of government support measures to address national health and economic concerns arising from the pandemic, including the provision of guaranteed credit for liquidity purposes in order to allow small and medium-sized entities and certain heavily impacted larger corporations to restart operations and to restructure damaged balance sheets, represent unknowns, given the lack of precedence and data available from a similar historical crisis. Accordingly, their effects on UBS’s narratives and models are difficult to quantify with any degree of confidence. UBS has, however, followed guidance from regulators and standard setters, who have indicated that, while government support measures should be incorporated in forward looking information, banks should not automatically move positions from stage 1 to stage 2. UBS has addressed these unmodelled effects where appropriate through the use of management overlays.

At the end of the first quarter, UBS recognized USD 1.2 billion of irrevocable loan commitments under the new Swiss government-backed facilities. No material ECL was recognized on these commitments, given the guarantee in place. However, UBS will closely monitor the situation, as these clients may, in the longer term, face increased pressures, affecting their ability to repay.

Identification of SICR and stage allocation

UBS has considered both quantitative and qualitative indicators over the expected life of an instrument, including the expected effect of government programs to support borrowers, to determine whether there is any significant increase in credit risk.

At the end of the first quarter of 2020, UBS was not aware of a material number of requests for payment holidays or other forbearance measures that were outside the firm’s risk appetite, and UBS will continue to monitor this situation closely in future quarters. UBS has appropriately distinguished between: borrowers with business models that are expected to be sustainable in the longer term and recover post COVID-19; clients not yet in financial difficulties, but which may face longer-term challenges and have therefore been placed on the watch list and moved to stage 2; and those which are impaired and consequently have been moved to stage 3.

→   Refer to “Note 1a Significant accounting policies item 3g” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of the Annual Report 2019 for more information

→   Refer to “Note 19 Events after the reporting period” of this report for more information on UBSs ECL

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables on the following pages provide information about financial instruments and certain non-financial instruments that are subject to ECL. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying value of these financial assets. Rather, the carrying value of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	31.3.20
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	139,258	139,258	0	0	0	0	0	0
Loans and advances to banks	16,972	16,894	78	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	89,648	88,394	449	804	(34)	(2)	(15)	(16)
Cash collateral receivables on derivative instruments	39,545	39,545	0	0	0	0	0	0
Loans and advances to customers	337,551	320,740	14,896	1,914	(936)	(101)	(164)	(671)
of which: Private clients with mortgages	134,759	126,633	7,168	957	(111)	(17)	(55)	(39)
of which: Real estate financing	39,097	33,876	5,205	16	(49)	(6)	(39)	(4)
of which: Large corporate clients	15,343	14,328	849	166	(191)	(21)	(35)	(134)
of which: SME clients	11,943	10,453	1,036	455	(358)	(18)	(20)	(320)
of which: Lombard	114,401	114,144	0	258	(56)	(10)	0	(46)
of which: Credit cards	1,317	985	308	23	(34)	(7)	(14)	(14)
of which: Commodity trade finance	2,801	2,778	13	10	(82)	(5)	0	(77)
Other financial assets measured at amortized cost	23,765	22,820	410	536	(143)	(31)	(15)	(97)
of which: Loans to financial advisors	2,699	2,198	303	198	(112)	(25)	(13)	(73)
Total financial assets measured at amortized cost	646,739	627,651	15,833	3,255	(1,120)	(139)	(195)	(786)
Financial assets measured at fair value through other comprehensive income	7,653	7,653	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	654,392	635,305	15,833	3,255	(1,120)	(139)	(195)	(786)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,830	17,387	361	83	(76)	(8)	(1)	(66)
of which: Large corporate clients	3,742	3,471	244	26	(33)	(1)	0	(32)
of which: SME clients	1,308	1,185	67	56	(28)	0	0	(27)
of which: Financial intermediaries and hedge funds	7,965	7,949	16	0	(5)	(5)	0	0
of which: Lombard	603	603	0	0	(7)	0	0	(7)
of which: Commodity trade finance	1,967	1,951	16	0	(1)	(1)	0	0
Irrevocable loan commitments	28,334	27,701	550	84	(46)	(34)	(13)	0
of which: Large corporate clients	18,224	17,712	453	59	(33)	(26)	(7)	0
Forward starting reverse repurchase and securities borrowing agreements	5,123	5,123	0	0	0	0	0	0
Committed unconditionally revocable credit lines	34,487	33,509	942	35	(36)	(20)	(16)	0
of which: Real estate financing	4,989	4,679	310	0	(16)	(3)	(12)	0
of which: Large corporate clients	3,784	3,697	70	17	(2)	(1)	0	0
of which: SME clients	4,644	4,492	133	18	(10)	(9)	(1)	0
of which: Lombard	7,649	7,649	0	0	0	(1)	0	0
of which: Credit cards	8,295	7,923	371	0	(5)	(4)	(2)	0
Irrevocable committed prolongation of existing loans	4,040	4,038	0	2	(4)	(4)	0	0
Total off-balance sheet financial instruments and other credit lines	89,814	87,757	1,852	204	(162)	(66)	(29)	(66)
Total allowances and provisions					(1,282)	(205)	(225)	(852)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 10   Expected credit loss measurement (continued)

USD million	31.12.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	107,068	107,068	0	0	0	0	0	0
Loans and advances to banks	12,447	12,367	80	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	84,245	84,245	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,289	23,289	0	0	0	0	0	0
Loans and advances to customers	326,786	309,499	15,538	1,749	(764)	(82)	(123)	(559)
of which: Private clients with mortgages	132,646	124,063	7,624	959	(110)	(15)	(55)	(41)
of which: Real estate financing	38,481	32,932	5,532	17	(43)	(5)	(34)	(4)
of which: Large corporate clients	9,703	9,184	424	94	(117)	(15)	(4)	(98)
of which: SME clients	11,786	9,817	1,449	521	(303)	(17)	(15)	(271)
of which: Lombard	112,893	112,796	0	98	(22)	(4)	0	(18)
of which: Credit cards	1,661	1,314	325	22	(35)	(8)	(14)	(13)
of which: Commodity trade finance	2,844	2,826	8	10	(81)	(5)	0	(77)
Other financial assets measured at amortized cost	22,980	21,953	451	576	(143)	(35)	(13)	(95)
of which: Loans to financial advisors	2,877	2,341	334	202	(109)	(29)	(11)	(70)
Total financial assets measured at amortized cost	576,815	558,420	16,069	2,326	(915)	(124)	(137)	(655)
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	583,159	564,765	16,069	2,326	(915)	(124)	(137)	(655)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	(42)	(8)	(1)	(33)
of which: Large corporate clients	3,687	3,461	203	24	(10)	(1)	0	(9)
of which: SME clients	1,180	1,055	67	58	(24)	0	0	(23)
of which: Financial intermediaries and hedge funds	7,966	7,950	16	0	(5)	(4)	0	0
of which: Lombard	622	622	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,334	2,320	13	0	(1)	(1)	0	0
Irrevocable loan commitments	27,547	27,078	419	50	(35)	(30)	(5)	0
of which: Large corporate clients	18,735	18,349	359	27	(27)	(24)	(3)	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	35,092	33,848	1,197	46	(34)	(17)	(17)	0
of which: Real estate financing	5,242	4,934	307	0	(16)	(3)	(13)	0
of which: Large corporate clients	4,274	4,188	69	17	(1)	(1)	0	0
of which: SME clients	4,787	4,589	171	27	(9)	(8)	(1)	0
of which: Lombard	7,976	7,975	0	1	0	0	0	0
of which: Credit cards	7,890	7,535	355	0	(6)	(4)	(2)	0
of which: Commodity trade finance	344	344	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	85,728	83,626	1,920	182	(114)	(58)	(23)	(33)
Total allowances and provisions					(1,029)	(181)	(160)	(688)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2: valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3: valuation techniques for which significant inputs are not based on observable market data.

During the first quarter of 2020, the significant levels of market activity, reflecting the effects of the COVID-19 pandemic, resulted in a number of notable quarter-on-quarter variances. The main movements were the following:

Financial assets at fair value held for trading decreased by USD 37 billion, mainly in the Investment Bank, primarily reflecting a reduction in inventory levels to increase funding available for its business activities as well as market-driven movements.

Derivative financial assets increased by USD 91 billion and derivative financial liabilities increased by USD 86 billion, in a volatile market environment, primarily reflecting market-driven movements in foreign exchange and equity / index contracts in our Derivatives & Solutions and Financing businesses in the Investment Bank.

Debt issued designated at fair value decreased by
USD 14 billion, reflecting market-driven movements and a significant widening of UBS’s credit spreads.

Note 11   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	73,693	14,779	2,018	90,490	113,634	12,068	1,812	127,514
of which:
Equity instruments	54,966	535	185	55,686	96,161	400	226	96,787
Government bills / bonds	11,017	2,826	9	13,852	9,630	1,770	64	11,464
Investment fund units	7,077	1,556	21	8,654	7,088	1,729	50	8,867
Corporate and municipal bonds	618	8,230	498	9,346	755	6,617	542	7,914
Loans	0	1,205	1,120	2,325	0	1,180	791	1,971
Asset-backed securities	16	428	184	628	0	372	140	512

Derivative financial instruments	1,193	209,344	2,445	212,982	356	120,222	1,264	121,841
of which:
Foreign exchange contracts	635	94,070	26	94,730	240	52,227	8	52,474
Interest rate contracts	20	55,398	418	55,836	6	42,288	263	42,558
Equity / index contracts	4	53,989	1,301	55,294	7	22,220	597	22,825
Credit derivative contracts	0	1,574	669	2,243	0	1,612	394	2,007
Commodity contracts	0	3,909	6	3,915	0	1,820	0	1,821

Brokerage receivables	0	20,319	0	20,319	0	18,007	0	18,007

Financial assets at fair value not held for trading	39,666	39,388	3,699	82,753	40,608	39,373	3,963	83,944
of which:
Financial assets for unit-linked investment contracts	22,826	0	0	22,826	27,568	118	0	27,686
Corporate and municipal bonds	655	19,753	0	20,408	653	18,732	0	19,385
Government bills / bonds	15,954	3,853	0	19,808	12,089	3,700	0	15,790
Loans	0	8,390	1,081	9,470	0	10,206	1,231	11,438
Securities financing transactions	0	6,909	147	7,056	0	6,148	147	6,294
Auction rate securities	0	0	1,393	1,393	0	0	1,536	1,536
Investment fund units	138	395	107	641	194	448	98	740
Equity instruments	93	3	454	549	103	4	452	559
Other	0	84	518	602	0	16	499	515

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	1,651	6,002	0	7,653	1,906	4,439	0	6,345
of which:
Asset-backed securities	0	5,507	0	5,507	0	3,955	0	3,955
Government bills / bonds	1,613	92	0	1,705	1,859	16	0	1,875
Corporate and municipal bonds	38	404	0	441	47	468	0	515

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,050	0	0	4,050	4,597	0	0	4,597

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	202	202	0	0	199	199
Total assets measured at fair value	120,253	289,832	8,364	418,449	161,101	194,110	7,237	362,448

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.3.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	26,965	5,463	143	32,571	25,791	4,726	75	30,591
of which:
Equity instruments	22,289	282	26	22,598	22,526	149	59	22,734
Corporate and municipal bonds	22	3,921	74	4,018	40	3,606	16	3,661
Government bills / bonds	3,880	710	0	4,590	2,820	646	0	3,466
Investment fund units	774	532	43	1,349	404	294	0	698

Derivative financial instruments	1,246	201,770	3,633	206,649	385	118,498	1,996	120,880
of which:
Foreign exchange contracts	636	92,515	65	93,217	248	53,705	60	54,013
Interest rate contracts	6	49,776	892	50,674	7	36,434	130	36,571
Equity / index contracts	4	53,968	1,557	55,528	3	24,171	1,293	25,468
Credit derivative contracts	0	1,875	1,065	2,940	0	2,448	512	2,960
Commodity contracts	0	3,437	0	3,438	0	1,707	0	1,707

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	37,652	0	37,652	0	37,233	0	37,233

Debt issued designated at fair value	0	46,013	7,286	53,299	0	56,943	9,866	66,809

Other financial liabilities designated at fair value	0	30,309	1,227	31,536	0	35,119	822	35,940
of which:
Financial liabilities related to unit-linked investment contracts	0	23,150	0	23,150	0	28,145	0	28,145
Securities financing transactions	0	5,992	0	5,992	0	5,742	0	5,742
Over-the-counter debt instruments	0	1,159	1,138	2,297	0	1,231	791	2,022
Total liabilities measured at fair value	28,211	321,207	12,289	361,707	26,176	252,518	12,759	291,452

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended
USD million	31.3.20	31.12.19	31.3.19
Reserve balance at the beginning of the period	146	131	255
Profit / (loss) deferred on new transactions	118	48	33
(Profit) / loss recognized in the income statement	(69)	(33)	(126)
Foreign currency translation	(1)	0	(1)
Reserve balance at the end of the period	194	146	161

Note 11  Fair value measurement (continued)

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS’s liabilities that are fully collateralized or for other obligations for which it is established market practice to not include an own credit component.

The description of UBS’s methodology to estimate own credit and the related accounting principles is included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

In the first quarter of 2020, other comprehensive income related to own credit on financial liabilities designated at fair value was positive USD 1,156 million, primarily due to a significant widening of UBS’s credit spreads driven by economic effects of the COVID-19 pandemic.

Own credit adjustments on financial liabilities designated at fair value
	For the quarter ended
	Included in Other comprehensive income
USD million	31.3.20	31.12.19	31.3.19
Recognized during the period:
Realized gain / (loss)	1	2	0
Unrealized gain / (loss)	1,156	(149)	(326)
Total gain / (loss), before tax	1,156	(147)	(326)

	As of
USD million	31.3.20	31.12.19	31.3.19
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	1,069	(88)	(6)

Credit, funding, debit and other valuation adjustments

A description of UBS’s methodology for estimating credit valuation adjustments (CVAs), funding valuation adjustments (FVAs), debit valuation adjustments (DVAs) and other valuation adjustments is included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

In the first quarter of 2020, life-to-date losses for CVAs and FVAs increased due to higher credit and funding spreads as a result of the adverse economic developments and the sharp decline in market valuations driven by the COVID-19 pandemic. Other valuation adjustments for liquidity and model uncertainty also increased due to higher volatility risk as a result of market uncertainty.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	31.3.20	31.12.19
Credit valuation adjustments[1]	(92)	(48)
Funding valuation adjustments[2]	(378)	(93)
Debit valuation adjustments	2	1
Other valuation adjustments	(879)	(566)
of which: liquidity	(536)	(300)
of which: model uncertainty	(343)	(266)

1 Amounts do not include reserves against defaulted counterparties.    2 Includes FVAs on structured financing transactions of USD 194 million as of 31 March 2020 and USD 43 million as of 31 December 2019.

c) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1 during the first quarter of 2020, or from Level 1 to Level 2 during the first quarter of 2020, were not material.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents significant Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.20			31.12.19
USD billion	31.3.20	31.12.19	31.3.20	31.12.19			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.5	0.5	0.1	0.0	Relative value to market comparable	Bond price equivalent	0	143	94	0	143	101	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.6	2.4	0.1	0.0	Relative value to market comparable	Loan price equivalent	0	100	99	0	101	99	points
					Discounted expected cash flows	Credit spread	250	1,000		225	530		basis points
					Market comparable and securitization model	Discount margin	1	15	3	0	14	2%
Auction rate securities	1.4	1.5			Relative value to market comparable	Bond price equivalent	79	91	80	79	98	88	points
Investment fund units[3]	0.1	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.6	0.7	0.0	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			7.3	9.9
Other financial liabilities designated at fair value			1.2	0.8	Discounted expected cash flows	Funding spread	45	175		44	175		basis points
Derivative financial instruments
Interest rate contracts	0.4	0.3	0.9	0.1	Option model	Volatility of interest rates	42	90		15	63		basis points
Credit derivative contracts	0.7	0.4	1.1	0.5	Discounted expected cash flows	Credit spreads	(10)	688		1	700		basis points
						Bond price equivalent	0	100		0	100		points
Equity / index contracts	1.3	0.6	1.6	1.3	Option model	Equity dividend yields	0	20		0	14%
						Volatility of equity stocks, equity and other indices	4	130		4	105%
						Equity-to-FX correlation	(45)	71		(45)	71%
						Equity-to-equity correlation	(17)	99		(17)	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value are the same as the equivalent derivative instruments presented elsewhere in this table.

Note 11  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or structured financing instrument within the table below.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.20		31.12.19
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	165	(209)	46	(21)
Securities financing transactions	35	(33)	11	(11)
Auction rate securities	105	(105)	87	(87)
Asset-backed securities	42	(51)	35	(40)
Equity instruments	150	(82)	140	(80)
Interest rate derivative contracts, net	16	(20)	8	(17)
Credit derivative contracts, net	34	(38)	31	(35)
Foreign exchange derivative contracts, net	15	(13)	12	(8)
Equity / index derivative contracts, net	362	(429)	183	(197)
Other	48	(50)	47	(51)
Total	972	(1,028)	600	(547)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about significant Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not comprise the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

Movements of Level 3 instruments[1]
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2018	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2019

Financial assets at fair value held for trading	2.0	(0.1)	0.0	0.2	(0.9)	1.2	0.0	0.2	(0.2)	0.0	2.3
of which:
Investment fund units	0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.1	(0.1)	0.0	0.2
Corporate and municipal bonds	0.7	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	(0.1)	0.0	0.4
Loans	0.7	0.0	0.0	0.1	(0.5)	1.2	0.0	0.0	0.0	0.0	1.5
Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2

Derivative financial instruments – assets	1.4	(0.1)	(0.1)	0.0	0.0	0.4	(0.3)	0.0	(0.1)	0.0	1.4
of which:
Interest rate contracts	0.4	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.4
Equity / index contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.0	(0.1)	0.0	0.4
Credit derivative contracts	0.5	0.0	0.0	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	0.5
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	4.4	0.1	0.2	0.5	(0.4)	0.0	0.0	0.0	(0.9)	0.0	3.7
of which:
Loans	1.8	0.1	0.1	0.4	(0.3)	0.0	0.0	0.0	(0.9)	0.0	1.1
Auction rate securities	1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
Equity instruments	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5

Financial assets measured at fair value through other comprehensive income

Derivative financial instruments – liabilities	2.2	0.1	0.1	0.0	0.0	0.3	(0.3)	0.0	(0.2)	0.0	2.1
of which:
Interest rate contracts	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
Equity / index contracts	1.4	0.1	0.1	0.0	0.0	0.2	(0.2)	0.0	(0.2)	0.0	1.3
Credit derivative contracts	0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Debt issued designated at fair value	11.0	0.4	0.4	0.0	0.0	2.7	(1.0)	0.2	(1.0)	0.0	12.4

Other financial liabilities designated at fair value	1.0	0.1	0.1	0.0	0.0	0.1	(0.5)	0.0	0.0	0.0	0.7

1 In the first quarter of 2020, UBS has enhanced its disclosure of Level 3 movements by excluding from the table the impacts of instruments purchased during the period and sold prior to the end of the period. Prior-period comparatives have been restated accordingly.    2 Net gains / losses included in comprehensive income are comprised of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    3 Total Level 3 assets as of 31 March 2020 were USD 8.4 billion (31 December 2019: USD 7.2 billion). Total Level 3 liabilities as of 31 March 2020 were USD 12.3 billion (31 December 2019: USD 12.8 billion).

Note 11   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2019[3]	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2020[3]

1.8	(0.1)	(0.1)	0.4	(1.1)	0.8	0.0	0.2	(0.1)	0.0	2.0

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.5	0.0	0.0	0.1	(0.3)	0.0	0.0	0.2	0.0	0.0	0.5
0.8	0.0	(0.1)	0.1	(0.5)	0.8	0.0	0.0	0.0	0.0	1.1
0.4	0.0	0.0	0.2	(0.2)	0.0	0.0	0.1	0.0	0.0	0.4

1.3	0.5	0.6	0.0	0.0	0.9	(0.3)	0.1	0.0	0.0	2.4

0.3	0.1	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.4
0.6	0.4	0.4	0.0	0.0	0.5	(0.1)	0.0	0.0	0.0	1.3
0.4	0.1	0.1	0.0	0.0	0.3	(0.2)	0.0	0.0	0.0	0.7
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

4.0	(0.2)	(0.2)	0.3	(0.3)	0.0	0.0	0.0	0.0	0.0	3.7

1.2	(0.1)	(0.1)	0.3	(0.3)	0.0	0.0	0.0	0.0	0.0	1.1
1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4
0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
0.7	0.1	0.1	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.8

2.0	1.0	1.0	0.0	0.0	0.3	(0.2)	0.8	(0.1)	(0.1)	3.6

0.1	0.5	0.5	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.9
1.3	0.3	0.3	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	1.6
0.5	0.2	0.2	0.0	0.0	0.1	(0.1)	0.4	(0.1)	0.0	1.1
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

9.9	(1.0)	(1.0)	0.0	0.0	2.1	(3.2)	0.3	(0.8)	(0.1)	7.3

0.8	0.1	0.1	0.0	0.0	0.3	0.0	0.0	0.0	0.0	1.2

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 in the first three months of 2020 totaled USD 0.3 billion and USD 0.1 billion, respectively. Transfers into Level 3 mainly consisted of corporate and municipal bonds, reflecting decreased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 in the first three months of 2020 totaled USD 1.0 billion and USD 0.9 billion, respectively. Transfers into Level 3 mainly consisted of credit and interest rate derivative contracts due to decreased observability of the relevant valuation inputs. Transfers out of Level 3 mainly consisted of debt issued designated at fair value, primarily equity-linked issued debt instruments, due to increased observability of the embedded derivative inputs.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.20		31.12.19
USD billion	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	139.3	139.3	107.1	107.1
Loans and advances to banks	17.0	17.0	12.4	12.4
Receivables from securities financing transactions	89.6	89.7	84.2	84.2
Cash collateral receivables on derivative instruments	39.5	39.5	23.3	23.3
Loans and advances to customers	337.6	339.4	326.8	329.1
Other financial assets measured at amortized cost	23.8	24.5	23.0	23.2
Liabilities
Amounts due to banks	18.8	18.8	6.6	6.6
Payables from securities financing transactions	12.9	12.9	7.8	7.8
Cash collateral payables on derivative instruments	45.6	45.6	31.4	31.4
Customer deposits	465.9	466.1	448.3	448.4
Debt issued measured at amortized cost	115.4	113.0	110.5	113.6
Other financial liabilities measured at amortized cost[1]	6.1	6.1	5.8	5.7
1 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 12  Derivative instruments

a) Derivative instruments

As of 31.3.20, USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	55.8	971	50.7	924	12,095
Credit derivative contracts	2.2	81	2.9	68	0
Foreign exchange contracts	94.7	3,413	93.2	3,221	2
Equity / index contracts	55.3	422	55.5	487	111
Commodity contracts	3.9	73	3.4	70	11
Unsettled purchases of non-derivative financial instruments[5]	0.4	38	0.4	16
Unsettled sales of non-derivative financial instruments[5]	0.5	39	0.5	22
Total derivative financial instruments, based on IFRS netting[6]	213.0	5,037	206.6	4,807	12,219
Further netting potential not recognized on the balance sheet[7]	(193.2)		(186.6)
of which: netting of recognized financial liabilities / assets	(160.7)		(160.7)
of which: netting with collateral received / pledged	(32.5)		(25.9)
Total derivative financial instruments, after consideration of further netting potential	19.8		20.1

As of 31.12.19, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	42.6	1,007	36.6	961	11,999
Credit derivative contracts	2.0	70	3.0	70	0
Foreign exchange contracts	52.5	3,173	54.0	2,994	1
Equity / index contracts	22.8	420	25.5	534	122
Commodity contracts	1.8	56	1.7	60	13
Unsettled purchases of non-derivative financial instruments[5]	0.1	17	0.1	7
Unsettled sales of non-derivative financial instruments[5]	0.1	15	0.1	10
Total derivative financial instruments, based on IFRS netting[6]	121.8	4,759	120.9	4,635	12,135
Further netting potential not recognized on the balance sheet[7]	(110.7)		(106.1)
of which: netting of recognized financial liabilities / assets	(89.3)		(89.3)
of which: netting with collateral received / pledged	(21.4)		(16.8)
Total derivative financial instruments, after consideration of further netting potential	11.1		14.8

1 Derivative financial liabilities as of 31 March 2020 include USD 43 million related to derivative loan commitments (31 December 2019: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 17 under Loan commitments.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material as of 31 March 2020 or 31 December 2019. No notional amounts related to these instruments are included in this table, but they are disclosed within Note 17 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.

b) Cash collateral on derivative instruments

USD billion	Receivables 31.3.20	Payables 31.3.20	Receivables 31.12.19	Payables 31.12.19
Cash collateral on derivative instruments, based on IFRS netting[1]	39.5	45.6	23.3	31.4
Further netting potential not recognized on the balance sheet[2]	(21.7)	(24.2)	(14.4)	(18.1)
of which: netting of recognized financial liabilities / assets	(19.6)	(21.8)	(13.3)	(16.5)
of which: netting with collateral received / pledged	(2.1)	(2.4)	(1.1)	(1.7)
Cash collateral on derivative instruments, after consideration of further netting potential	17.9	21.5	8.9	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 13  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	31.3.20	31.12.19
Debt securities	14,118	14,141
of which: government bills / bonds	8,458	8,492
Loans to financial advisors[1]	2,699	2,877
Fee- and commission-related receivables	2,094	1,521
Finance lease receivables	1,386	1,444
Settlement and clearing accounts	893	587
Accrued interest income	624	742
Other	1,951	1,669
Total other financial assets measured at amortized cost	23,765	22,980
1 Related to financial advisors in the US and Canada.

b) Other non-financial assets

USD million	31.3.20	31.12.19
Precious metals and other physical commodities	4,050	4,597
Bail deposit[1]	1,273	1,293
Prepaid expenses	1,069	927
VAT and other tax receivables	384	493
Properties and other non-current assets held for sale	202	199
Other	657	346
Total other non-financial assets	7,634	7,856
1 Refer to item 1 in Note 16b for more information.

c) Other financial liabilities measured at amortized cost

USD million	31.3.20	31.12.19
Other accrued expenses	1,835	1,928
Accrued interest expenses	1,065	1,562
Settlement and clearing accounts	1,844	1,379
Lease liabilities	3,830	3,943
Other	1,360	900
Total other financial liabilities measured at amortized cost	9,934	9,712

Note 13  Other assets and liabilities (continued)

d) Other financial liabilities designated at fair value

USD million	31.3.20	31.12.19
Financial liabilities related to unit-linked investment contracts	23,150	28,145
Securities financing transactions	5,992	5,742
Over-the-counter debt instruments	2,297	2,022
Other	96	31
Total other financial liabilities designated at fair value	31,536	35,940
of which: life-to-date own credit (gain) / loss	(217)	(4)

e) Other non-financial liabilities

USD million	31.3.20	31.12.19
Compensation-related liabilities	4,514	6,812
of which: Deferred Contingent Capital Plan	1,464	1,855
of which: financial advisor compensation plans	1,189	1,463
of which: other compensation plans	648	2,310
of which: net defined benefit pension and post-employment liabilities	629	633
of which: other compensation-related liabilities[1]	585	552
Deferred tax liabilities	800	311
Current tax liabilities	705	852
VAT and other tax payables	575	475
Deferred income	219	141
Other	245	202
Total other non-financial liabilities	7,059	8,794
1 Includes liabilities for payroll taxes and untaken vacation.

Note 14  Debt issued designated at fair value

USD million	31.3.20	31.12.19
Issued debt instruments
Equity-linked[1]	32,927	41,722
Rates-linked	12,898	16,318
Credit-linked	1,682	1,916
Fixed-rate	3,797	4,636
Commodity-linked	1,249	1,567
Other	746	649
of which: debt that contributes to total loss-absorbing capacity	259	217
Total debt issued designated at fair value	53,299	66,809
of which: life-to-date own credit (gain) / loss	(852)	92
1 Includes investment fund unit-linked instruments issued.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Debt issued measured at amortized cost

USD million	31.3.20	31.12.19
Certificates of deposit	9,246	5,190
Commercial paper	15,453	14,413
Other short-term debt	2,468	2,235
Short-term debt[1]	27,167	21,837
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	33,895	30,105
Senior unsecured debt other than TLAC	22,282	25,569
Covered bonds	2,570	2,633
Subordinated debt	20,917	21,775
of which: high-trigger loss-absorbing additional tier 1 capital instruments	10,902	11,931
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,464	2,414
of which: low-trigger loss-absorbing tier 2 capital instruments	7,017	6,892
of which: non-Basel III-compliant tier 2 capital instruments	534	540
Debt issued through the Swiss central mortgage institutions	8,597	8,574
Other long-term debt	3	4
Long-term debt[2]	88,265	88,660
Total debt issued measured at amortized cost[3]	115,432	110,497

1 Debt with an original contractual maturity of less than one year.    2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 16   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.3.20	31.12.19
Provisions other than provisions for expected credit losses	2,404	2,861
Provisions for expected credit losses	162	114
Total provisions	2,566	2,974

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Real estate	Employee benefits[5]	Other	Total
Balance as of 31 December 2019	44	2,475	106	100	70	66	2,861
Increase in provisions recognized in the income statement	8	13	81	0	1	1	105
Release of provisions recognized in the income statement	0	(6)	(5)	(3)	(2)	0	(17)
Provisions used in conformity with designated purpose	(11)	(472)	(38)	0	0	(5)	(527)
Capitalized reinstatement costs	0	0	0	(1)	0	0	(1)
Foreign currency translation / unwind of discount	0	(12)	(2)	(1)	(2)	0	(17)
Balance as of 31 March 2020	41	1,998	142[3]	95[4]	67	61	2,404

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Primarily consists of personnel-related restructuring provisions of USD 78 million as of 31 March 2020 (31 December 2019: USD 40 million) and provisions for onerous contracts of USD 59 million as of 31 March 2020 (31 December 2019: USD 61 million).    4 Consists of reinstatement costs for leasehold improvements of USD 87 million as of 31 March 2020 (31 December 2019: USD 89 million) and provisions for onerous contracts of USD 8 million as of 31 March 2020 (31 December 2019: USD 11 million).    5 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to severance payments and onerous contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

Note 16   Provisions and contingent liabilities (continued)

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	UBS
Balance as of 31 December 2019	782	113	0	255	1,325	2,475
Increase in provisions recognized in the income statement	13	0	0	0	1	13
Release of provisions recognized in the income statement	(5)	0	0	(1)	(1)	(6)
Provisions used in conformity with designated purpose	(34)	0	0	(44)	(394)	(472)
Reclassifications	0	0	0	(3)	3	0
Foreign currency translation / unwind of discount	(9)	(1)	0	(2)	0	(12)
Balance as of 31 March 2020	747	112	0	205	934	1,998

1 Provisions, if any, for matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Group Functions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. UBS has been informed that the trial in the Court of Appeal that was scheduled for June 2020 has been postponed and a scheduling conference will be held in early June. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 March 2020 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 505 million at 31 March 2020). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 March 2020 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted that UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017. In June 2019, UBS entered into a settlement agreement with the Italian tax authorities under which it paid EUR 101 million to resolve the claims asserted by the authority related to UBS AG’s potential permanent establishment in Italy. In October 2019, the Judge of Preliminary Investigations of the Milan Court approved an agreement with the Milan prosecutor under Article 63 of Italian Administrative Law 231 under which UBS AG, UBS Switzerland AG and UBS Monaco have paid an aggregate of EUR 10.3 million to resolve claims premised on the alleged inadequacy of historical internal controls. No admission of wrongdoing was required in connection with this resolution.

Note 16   Provisions and contingent liabilities (continued)

Our balance sheet at 31 March 2020 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: Certain RMBS trusts filed an action in the US District Court for the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS In the first quarter of 2020 the court approved the settlement UBS agreed with the trustee in July 2018 and UBS paid the USD 850 million settlement amount. A significant portion of this amount was borne by other parties that indemnified UBS. Proceedings to determine how the settlement funds will be distributed to RMBS holders are ongoing. UBS considers claims relating to substantially all loan repurchase demands to be resolved and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: Since 2014, the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 March 2020 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims. In August 2019, the defendants, including UBS, filed a petition to the US Supreme Court requesting that it review the Court of Appeals’ decision. The bankruptcy proceedings have been stayed pending a decision with respect to the defendants’ petition.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.5 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification, the case was dismissed in October 2018.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults or any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019 and February 2020, three US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and seven other underwriters of Puerto Rico municipal bonds. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Our balance sheet at 31 March 2020 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Note 16   Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with the UK Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), FINMA, the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking, the DOJ’s Criminal Division and the European Commission. UBS has ongoing obligations under the Cease and Desist Order of the Federal Reserve Board and the Office of the Comptroller of the Currency (as successor to the Connecticut Department of Banking), and to cooperate with relevant authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint. In January 2020, UBS and 11 other banks agreed in principle with the plaintiffs to settle the class action for a total of USD 10 million. The settlement is subject to final documentation and court approval.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiffs’ federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiffs’ antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the other Yen LIBOR, Euroyen TIBOR and the EURIBOR actions have appealed the dismissals. In April 2020, the appeals court reversed the dismissal of the Yen LIBOR / Euroyen TIBOR complaint. The other cases remain on appeal. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and
SIBOR / SOR actions filed amended complaints following the dismissals, and the courts granted renewed motions to dismiss in July 2019 (SIBOR / SOR) and in September 2019 (CHF LIBOR). Plaintiffs in both actions have appealed. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint have moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. The court dismissed the GBP LIBOR action in August 2019, and plaintiffs appealed the dismissal in September 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending. Similar class actions have been filed concerning European government bonds and other government bonds.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

Government sponsored entities (GSE) bonds: Starting in February 2019, class action complaints were filed in the US District Court for the Southern District of New York against UBS and other banks on behalf of plaintiffs who traded GSE bonds. A consolidated complaint was filed alleging collusion in GSE bond trading between 1 January 2009 and 1 January 2016. In December 2019, UBS and eleven other defendants agreed to settle the class action for a total of USD 250 million. The settlement is subject to court approval.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 March 2020 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 16   Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2020 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 17   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	Gross		Total gross	Sub-participations	Net
As of 31.3.20, USD million	Measured at fair value	Not measured at fair value
Total guarantees	969	17,830	18,800	(2,634)	16,166
Loan commitments	13,514	28,334	41,848	(817)	41,031
Forward starting transactions[1]
Reverse repurchase agreements	41,161	5,113	46,275
Securities borrowing agreements		9	9
Repurchase agreements	31,293	1,221	32,515

As of 31.12.19, USD million
Total guarantees	986	18,142	19,128	(2,646)	16,482
Loan commitments	6,308	27,547	33,856	(787)	33,069
Forward starting transactions[1]
Reverse repurchase agreements	20,284	1,657	21,941
Repurchase agreements	7,740	408	8,148
1 Cash to be paid in the future by either UBS or the counterparty.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended
	31.3.20	31.12.19	31.3.19	31.3.20	31.12.19	31.3.19
1 CHF	1.04	1.03	1.00	1.04	1.02	1.00
1 EUR	1.10	1.12	1.12	1.10	1.11	1.14
1 GBP	1.24	1.32	1.30	1.28	1.31	1.31
100 JPY	0.93	0.92	0.90	0.93	0.92	0.91

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Note 19 Events after the reporting period

COVID-19 related developments after the balance sheet date

UBS has monitored and assessed information received after the end of the reporting period, until the first quarter 2020 report was approved for issuance on 27 April 2020. No new information has arisen that required UBS to adjust its financial position as of 31 March 2020. However, there is significant uncertainty regarding how the COVID-19 pandemic will continue to unfold, the duration of the pandemic and the extent of the economic recovery.

While acknowledging that various government support measures may mitigate losses to some degree, UBS does expect elevated credit loss expenses to persist for at least as long as the COVID-19 containment measures continue. In particular, given that the current situation is very fluid, updates to scenarios, forecast economic conditions and management overlays may be required during 2020 as further information about the effects of the pandemic is received, including a potential deterioration in estimates of GDP and unemployment.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG first quarter 2020 report, which will be available as of 4 May 2020 under “Quarterly reporting” at www.ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   The equity of UBS Group AG consolidated was USD 0.1 billion higher than the equity of UBS AG consolidated as of 31 March 2020. This difference is mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase program and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   The going concern capital of UBS Group AG consolidated was USD 4.8 billion higher than the going concern capital of UBS AG consolidated as of 31 March 2020, reflecting higher going concern loss-absorbing additional tier 1 (AT1) capital of USD 4.3 billion and higher common equity tier 1 (CET1) capital of USD 0.5 billion.

–   The CET1 capital of UBS Group AG consolidated was USD 0.5 billion higher than that of UBS AG consolidated as of 31 March 2020. The difference in CET1 capital was primarily due to higher UBS Group AG consolidated IFRS equity of USD 0.1 billion, as described above, and different accruals for future capital returns to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

–   The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 4.3 billion higher than that of UBS AG consolidated as of 31 March 2020, reflecting deferred contingent capital plan awards and low-trigger loss-absorbing AT1 capital notes. These AT1 capital notes were issued by UBS Group AG after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.3.20			As of or for the quarter ended 31.12.19
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	7,934	8,009	(75)	7,052	7,145	(93)
Operating expenses	5,926	6,210	(285)	6,124	6,332	(207)
Operating profit / (loss) before tax	2,008	1,799	209	928	814	114
of which: Global Wealth Management	1,218	1,201	18	766	754	12
of which: Personal & Corporate Banking	334	335	0	310	311	(1)
of which: Asset Management	157	157	0	180	180	0
of which: Investment Bank	709	679	30	(22)	(18)	(4)
of which: Group Functions	(410)	(572)	162	(306)	(413)	107
Net profit / (loss)	1,598	1,424	174	727	628	100
of which: net profit / (loss) attributable to shareholders	1,595	1,421	174	722	622	100
of which: net profit / (loss) attributable to non-controlling interests	3	3	0	6	6	0

Statement of comprehensive income
Other comprehensive income	2,597	2,671	(74)	(2,295)	(1,475)	(819)
of which: attributable to shareholders	2,602	2,675	(74)	(2,299)	(1,479)	(819)
of which: attributable to non-controlling interests	(5)	(5)	0	4	4	0
Total comprehensive income	4,195	4,095	100	(1,567)	(847)	(720)
of which: attributable to shareholders	4,197	4,097	100	(1,577)	(857)	(720)
of which: attributable to non-controlling interests	(2)	(2)	0	10	10	0

Balance sheet
Total assets	1,098,099	1,099,185	(1,085)	972,183	971,916	267
Total liabilities	1,039,981	1,041,201	(1,220)	917,476	917,988	(512)
Total equity	58,118	57,983	135	54,707	53,928	779
of which: equity attributable to shareholders	57,949	57,814	135	54,533	53,754	779
of which: equity attributable to non-controlling interests	169	169	0	174	174	0

Capital information
Common equity tier 1 capital	36,691	36,194	497	35,582	35,280	302
Going concern capital	51,916	47,115	4,801	51,888	47,237	4,650
Risk-weighted assets	286,256	284,706	1,551	259,208	257,831	1,376
Common equity tier 1 capital ratio (%)	12.8	12.7	0.1	13.7	13.7	0.0
Going concern capital ratio (%)	18.1	16.5	1.6	20.0	18.3	1.7
Total loss-absorbing capacity ratio (%)	32.7	32.1	0.6	34.6	33.9	0.7
Leverage ratio denominator	955,932	957,199	(1,267)	911,325	911,232	94
Leverage ratio denominator (with temporary FINMA exemption)[1]	877,463	903,756	(26,293)
Common equity tier 1 leverage ratio (%)	3.84	3.78	0.06	3.90	3.87	0.03
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[1]	4.18	4.00	0.18
Going concern leverage ratio (%)	5.4	4.9	0.5	5.7	5.2	0.5
Going concern leverage ratio (%) (with temporary FINMA exemption)[1]	5.9	5.2	0.7
Total loss-absorbing capacity leverage ratio (%)	9.8	9.5	0.3	9.8	9.6	0.2
1 Refer to the “Recent developments” section and the “Capital management” section of this report for further details about the temporary FINMA exemption.

Significant regulated subsidiary and sub-group information

Unaudited

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)[1]		UBS Americas Holding LLC (consolidated)
	USD million, except where indicated		CHF million, except where indicated		EUR million, except where indicated		USD million, except where indicated
As of or for the quarter ended	31.3.20	31.12.19	31.3.20	31.12.19	31.3.20	31.12.19	31.3.20	31.12.19[2]

Financial information[3,4,5]
Income statement
Total operating income	3,014	2,337	1,887	1,930	213	297	3,083	3,007
Total operating expenses	1,754	2,115	1,720	1,600	242	207	2,798	2,752
Operating profit / (loss) before tax	1,260	222	167	330	(28)	90	285	255
Net profit / (loss)	1,223	324	130	258	(38)	87	114	72
Balance sheet
Total assets	487,536	478,946	299,459	285,014	60,553	46,247	163,246	139,304
Total liabilities	434,609	427,242	286,656	272,341	56,062	41,756	134,877	111,027
Total equity	52,927	51,705	12,803	12,673	4,491	4,490	28,369	28,277

Capital[6,7]
Common equity tier 1 capital	48,998	49,521	11,427	10,895	3,501	3,486	11,975	11,939
Additional tier 1 capital	10,921	11,958	4,710	4,711	290	290	3,048	3,048
Tier 1 capital	59,919	61,479	16,137	15,606	3,791	3,776	15,024	14,987
Total going concern capital[8]	59,919	61,479	16,137	15,606	3,791	3,776
Tier 2 capital							755	714
Total gone concern loss-absorbing capacity[8,9]	44,137		10,910	10,915	1,808[10]	1,840[10]
Total capital					3,791	3,776	15,778	15,702
Total loss-absorbing capacity[8,9]	104,056		27,047	26,521	5,598	5,616

Risk-weighted assets and leverage ratio denominator[6,7]
Risk-weighted assets	317,621	287,999	104,489	99,667	15,154	15,146	53,812	54,058
Leverage ratio denominator	574,692	589,127	317,071	302,304	49,004	41,924	135,534	127,290
Leverage ratio denominator (with temporary FINMA exemption)[11]	574,692		249,175

Capital and leverage ratios (%)[6,7]
Common equity tier 1 capital ratio	15.4	17.2	10.9	10.9	23.1	23.0	22.3	22.1
Tier 1 capital ratio					25.0	24.9	27.9	27.7
Going concern capital ratio[8]	18.9	23.1	15.4	15.7
Total capital ratio					25.0	24.9	29.3	29.0
Total loss-absorbing capacity ratio[8]			25.9	26.6	36.9	37.1
Tier 1 leverage ratio					7.7	9.0	11.1	11.8
Going concern leverage ratio	10.4	10.4	5.1	5.2
Going concern leverage ratio (with temporary FINMA exemption)[11]	10.4		6.5
Total loss-absorbing capacity leverage ratio[8]			8.5	8.8	11.4	13.4
Gone concern capital coverage ratio	142.7

Liquidity[7,8,12]
High-quality liquid assets (billion)	68	74	75	67	15	14
Net cash outflows (billion)	48	54	53	52	10[13]	10[13]
Liquidity coverage ratio (%)[14,15]	141	137	141	130	142[13]	147[13]

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[16]			13	17

1 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE became a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different.    2 Figures as of or for the quarter ended 31 December 2019 have been adjusted for consistency with the full-year audited financial statements and/or local regulatory reporting, which were finalized after the publication of the UBS Group AG Annual Report 2019 and the 31 December 2019 Pillar 3 report on 28 February 2020.    3 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance), but does not represent interim financial statements under Swiss GAAP.    4 UBS Europe SE financial information is prepared in accordance with International Financial Reporting Standards (IFRS), but does not represent interim financial statements under IFRS.    5 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent interim financial statements under US GAAP.    6 For UBS AG and UBS Switzerland AG, based on applicable Swiss systemically relevant banks (SRBs) framework. For UBS Europe SE, based on applicable EU Basel III rules. For UBS Americas Holding LLC, based on applicable US Basel III rules.    7 Refer to the 31 March 2020 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    8 There was no local disclosure requirement for UBS Americas Holding LLC as of 31 March 2020 and 31 December 2019.    9 Total loss-absorbing capacity of UBS Americas Holding LLC is disclosed on a semi-annual basis in our Pillar 3 report.    10 Consists of positions which meet the conditions laid down in Art. 72a–b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    11 Refer to the “Recent developments” section and the “Capital management” section of this report for further details about the temporary FINMA exemption.    12 For UBS Europe SE, figures as of 31 December 2019 are based on a ten-month average, rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger.    13 Revised calculation excludes inflows from overdrafts which we cannot demand repayment of within 30 days.    14 UBS AG is required to maintain a liquidity coverage ratio of 105% as communicated by FINMA.    15 UBS Switzerland AG, as a Swiss SRB, is required to maintain a liquidity coverage ratio of 100%.  In connection with the Swiss Emergency Plan, UBS Switzerland AG must fulfil additional liquidity requirements.    16 Refer to the “Capital management” section of our Annual Report 2019 report for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG contribute a significant portion of their respective capital and provide substantial liquidity to their subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

Standalone regulatory information for UBS AG and UBS Switzerland AG, as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC, is provided in the 31 March 2020 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG first quarter 2020 report, which will be available as of 4 May 2020 under “Quarterly reporting” at www.ubs.com/investors.

UBS AG consolidated key figures
	As of or for the quarter ended
USD million, except where indicated	31.3.20	31.12.19	31.3.19
Results
Operating income	8,009	7,145	7,343
Operating expenses	6,210	6,332	5,890
Operating profit / (loss) before tax	1,799	814	1,454
Net profit / (loss) attributable to shareholders	1,421	622	1,069
Profitability and growth[1]
Return on equity (%)	10.2	4.6	8.1
Return on tangible equity (%)	11.5	5.2	9.3
Return on common equity tier 1 capital (%)	15.9	7.1	12.3
Return on risk-weighted assets, gross (%)	12.2	11.0	11.1
Return on leverage ratio denominator, gross (%)[2]	3.5	3.2	3.2
Cost / income ratio (%)	75.0	88.5	80.0
Net profit growth (%)	33.0	128.4	(24.3)
Resources[1]
Total assets	1,099,185	971,916	956,737
Equity attributable to shareholders	57,814	53,754	53,216
Common equity tier 1 capital[3]	36,194	35,280	34,933
Risk-weighted assets[3]	284,706	257,831	266,581
Common equity tier 1 capital ratio (%)[3]	12.7	13.7	13.1
Going concern capital ratio (%)[3]	16.5	18.3	17.0
Total loss-absorbing capacity ratio (%)[3]	32.1	33.9	32.2
Leverage ratio denominator[3]	957,199	911,232	911,410
Leverage ratio denominator (with temporary FINMA exemption)[4]	903,756
Common equity tier 1 leverage ratio (%)[3]	3.78	3.87	3.83
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[4]	4.00
Going concern leverage ratio (%)[3]	4.9	5.2	5.0
Going concern leverage ratio (%) (with temporary FINMA exemption)[4]	5.2
Total loss-absorbing capacity leverage ratio (%)[3]	9.5	9.6	9.4
Other
Invested assets (USD billion)[5]	3,236	3,607	3,318
Personnel (full-time equivalents)	47,182	47,005	47,773

1 Refer to the “Performance targets and measurement” section of our Annual Report 2019 for more information about our performance targets.    2 The leverage ratio denominator as of 31 March 2020, used for the return calculation, does not reflect the effect of the temporary exemption granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of this report for more information.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 Refer to the “Recent developments” section and the “Capital management” section of this report for further details about the temporary FINMA exemption.    5 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.

Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a fuller picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Definition	Information content
Invested assets

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Recurring income – GWM	Calculated as the total of net interest income and recurring net fee income.	This measure provides information about the amount of the recurring net interest and fee income.
Recurring net fee income – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.

This measure provides information about the amount of recurring net fee income.
Transaction-based income – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or recovery.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – GWM, AM	Calculated as operating income before credit loss expense or recovery (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or recovery of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – GWM, AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Net new business volume growth (%) – P&C	Calculated as total net inflows and outflows of client assets and loans during the period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.	This measure provides information about the growth of the business volume as a result of net new business volume flows during a specific period.

APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Recurring income as a % of income – GWM	Calculated as net interest income and recurring net fee income divided by operating income before credit loss expense or recovery.	This measure provides information about the proportion of recurring income in operating income.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or recovery divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or recovery divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Total tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Loan penetration (%)	Calculated as loans divided by invested assets.	This measure provides information about the loan volume in relation to invested assets.
Mandate penetration (%)	Calculated as mandate volume divided by invested assets.	This measure provides information about mandate volume in relation to invested assets.

1  Total book value per share and total tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized corporate

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Appendix

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides the translation into German of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in .pdf format at www.ubs.com/investors, under “UBS Group AG and UBS AG financial information”, and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at www.ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at www.ubs.com/investors  provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information about the internet is available in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Playbacks of most presentations can be downloaded from www.ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS news alert” at www.ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (the SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: www.sec.gov. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures being taken globally to reduce the peak of the resulting pandemic will likely have a significant adverse effect on global economic activity, including in China, the United States and Europe, and an adverse effect on the credit profile of some of our clients and other market participants, which may result in an increase in expected credit loss expense and credit impairments. The unprecedented scale of the measures to control the COVID-19 outbreak create significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our businesses, but not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID-19 pandemic; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK’s exit from the EU; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xxi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2019. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

Risk factor

Our results of operations and financial condition have been, and will likely continue to be, adversely affected by the COVID-19 pandemic.

The spread of the coronavirus disease (COVID-19) pandemic and the governmental measures taken to contain the pandemic have significantly adversely affected, and will likely continue to adversely affect, global economic conditions, resulting in meaningful contraction in the global economy, substantial volatility in the financial markets, increased unemployment, increased credit and counterparty risk, and operational challenges such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols. Governments and central banks around the world have reacted to the economic crisis caused by the pandemic by implementing stimulus and liquidity programs and cutting interest rates, though it is unclear whether these or future actions will be successful in countering the economic disruption. If the pandemic is prolonged or the actions of governments and central banks are unsuccessful, the adverse impact on the global economy will deepen, and our results of operations and financial condition in future quarters will be adversely affected.

As of April 2020, the COVID-19 pandemic has affected all of our businesses, and these effects will likely be greater in future quarters if adverse conditions persist. These effects have included declines in asset prices, significantly increased volatility, lower or negative interest rates, widening of credit spreads and credit deterioration. These effects have resulted in decreases in the valuation of loans and commitments, an increase in the allowance for credit losses, lower valuations of certain classes of trading assets, and reduced net interest income due to lower interest rates. While these effects were offset by high levels of client trading activity in the first quarter of 2020, this level of activity may not persist in future quarters.

Should these global market conditions be prolonged or worsen, or the pandemic lead to additional market disruptions, we may experience reduced client activity and demand for our products and services, increased utilization of lending commitments, more client defaults, higher credit and valuation losses in our loan portfolios, loan commitments and other assets, and impairments of other financial assets. In addition, the sharp decline in interest rates will further decrease [net] interest margins. A decline in invested assets will also reduce recurring fee income in our Global Wealth Management and Asset Management businesses. These factors and other consequences of the COVID-19 pandemic may negatively affect our financial condition, including possible constraints on capital and liquidity, as well as a higher cost of capital, and possible changes or downgrades to our credit ratings

Although we have moved a substantial portion of our workforce to work-from-home solutions, including client-facing and trading staff, if significant portions of our workforce, including key personnel, are unable to work effectively because of illness, government actions, or other restrictions in connection with the pandemic, the adverse effects of the pandemic on our businesses could be exacerbated. In addition, with most of our staff working from outside our offices, we face new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. While we have taken measures to manage these risks, such measures have never been tested on the scale or duration that we are currently experiencing, and there is risk that these measures will not be effective in the current unprecedented operating environment.

The extent to which the pandemic, and the related economic distress, affect our businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties in response to the pandemic, and the effects on our customers, counterparties, employees and third-party service providers. Moreover, the effects of the pandemic may heighten the other risks described in the “Risk Factors” section of our Annual Report 2019 and in our First Quarter 2020 Report.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and on Form F-4 (Registration Number 333-234705), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  April 28, 2020